DC:

DIVISION OF
CORPORATION FINANCE

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549-3010**

February 28, 2006

James Earl Parsons
Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

**Act:** 1934
**Section:**
**Rule:** 14A-8
**Public Availability:** 2/28/2006

Re: Exxon Mobil Corporation

Dear Mr. Parsons:

This is in regard to your letter dated February 24, 2006 concerning the shareholder proposal submitted by Christian Brothers Investment Services, Inc.; the Congregation of the Sisters of Charity of the Incarnate Word, Houston; Walden Asset Management; the Sisters of Mercy, Regional Community of Merion; the Sisters of Mercy of the Americas; the Congregation of the Passion; the Elizabeth A. Dubroff Trust; the Sisters of Mercy, Regional Community of Detroit Charitable Trust; the School Sisters of Notre Dame of St. Louis; the School Sisters of Notre Dame Cooperative Investment Fund; the Sisters of St. Joseph of Carondelet, St. Louis Province; the Congregation of the Sisters of Charity of the Incarnate Word; the Sisters of St. Francis of Philadelphia; the Marianist Province of the United States; The Christopher Reynolds Foundation, Inc.; the Maryknoll Sisters of St. Dominic, Inc.; and the Basilian Fathers of Toronto for inclusion in ExxonMobil's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that ExxonMobil therefore withdraws its January 20, 2006 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

06026824

Sincerely,

Mark F. Vilardo
Special Counsel

cc: Christian Brothers Investment Services, Inc.
and co-proponents
% John K.S. Wilson
Director - Socially Responsible Investing
Christian Brothers Investment Services, Inc.
90 Park Avenue, 29th Floor
New York, NY 10016-1301

PROCESSED
MAR 15 2006
THOMSON
FINANCIAL

34088

cc: Sister Lillian Anne Healy, CCVI
Director of Corporate Responsibility
Congregation of the Sisters of Charity
of the Incarnate Word, Houston
P.O. Box 230969
6510 Lawndale
Houston, TX 77223-0969

**Exxon Mobil Corporation**
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

**James Earl Parsons**
Counsel

ExxonMobil

January 20, 2006



<u>**VIA NETWORK COURIER**</u>
U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

RE: <u>Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8</u>
Omission of shareholder proposal on climate science

Gentlemen and Ladies:

Enclosed as Exhibit 1 are copies of correspondence between Christian Brothers Investment Services, together with co-filers, and Exxon Mobil Corporation regarding a shareholder proposal for ExxonMobil's upcoming annual meeting. We intend to omit the proposal from our proxy material for the meeting for the reasons explained below. To the extent this letter raises legal issues, it is my opinion as Counsel for ExxonMobil.

<u>Proposal has been substantially implemented</u>.

The proposal is a repeat of a shareholder proposal submitted to ExxonMobil for our 2004 and 2005 annual meetings. For the 2004 proposal, ExxonMobil submitted a no-action letter primarily arguing that the proposal had been substantially implemented through ExxonMobil's 2004 Report on Energy Trends, Greenhouse Gas Emissions and Alternative Energy (the "2004 Report") and other disclosures. The staff was unable to concur with that request. <u>Exxon Mobil Corporation</u> (available March 19, 2004).[1]

ExxonMobil places great importance on keeping investors well informed regarding our business and on addressing areas of particular shareholder interest. In light of the questions we continue to receive from time to time from other investors regarding our perspective on climate

---

[1] For the 2005 proposal, ExxonMobil also submitted a no-action letter primarily arguing that, in reliance on new staff precedents, the proposal could be omitted under Rule 14a-8(i)(7) as relating to ExxonMobil's ordinary business. <u>Exxon Mobil Corporation</u> (available March 15, 2005). The staff was also unable to concur with our 2005 no-action request. The staff's position regarding the application of Rule 14a-8(i)(7) to risk analysis was recently clarified further in Staff Legal Bulletin 14C.

science and the resubmission of this proposal, we are making additional new disclosures that we believe substantially implement the proposal.

First, we have posted on our website a listing of over 40 peer-reviewed scientific papers and 25 other publications relating to climate science resulting from ExxonMobil's climate science research. A copy of this website material, which is regularly updated as our scientists publish or contribute to new material, is attached as Exhibit 2. Copies of any listed paper are available on request to any shareholder or other interested person free of charge.[2]

Second, as part of ExxonMobil's ongoing effort to keep shareholders and the public informed of our views and actions on these important issues, we are also in the process of finalizing a new report (the "2006 Report") that will provide comprehensive current information on a number of related issues, including ExxonMobil's long-term energy outlook; our approach to greenhouse gas reduction; our research and technology efforts; and how we are protecting shareholder interests in a changing business, regulatory and public opinion environment. Among other things, the 2006 Report will build on feedback we received from the 2004 Report and will include new material intended to respond to issues and questions raised in meetings with investors; in shareholder letters and email to the company and its directors; and in new and repeat shareholder proposals, including the current proposal regarding climate science. The new 2006 Report will include material responsive to this particular proposal clearly describing ExxonMobil's perspective on climate science, including our participation and views regarding the IPPC report.

We believe this new material, in addition to the material already made available, will substantially implement the proposal and the proposal may therefore be excluded from the proxy material for ExxonMobil's 2006 annual meeting under Rule 14a-8(i)(10).

The 2006 Report is expected to be available shortly. In order to meet the deadline for filing no-action letter requests under Rule 14a-8(j)(1), it is necessary for us to submit this letter prior to finalization of the 2006 Report. However, as we did in connection with the 2004 annual meeting when we faced similar timing constraints, we will provide copies of the new 2006 Report to the SEC staff and the proponent by overnight delivery service as soon as possible after final approval.[3] Once finalized, the 2006 Report will be posted on ExxonMobil's website at www.exxonmobil.com. We will also provide printed copies on request to any shareholder or other interested person free of charge.

---

[2] Stanford University's Global Climate and Energy Project, to which, as previously disclosed, ExxonMobil has committed to contribute $100 million, also maintains its own website with extensive and regularly updated technical information at http://gcep.stanford.edu.

[3] A similar process was followed in connection with ExxonMobil's 2004 annual meeting, for which the 14a-8(j)(1) deadline also preceded finalization of the original 2004 Report. The 2004 Report was finalized and provided to the staff and the proponent approximately two weeks after the initial no-action letter request. The staff concurred that two shareholder proposals submitted that year could be omitted under Rule 14a-8(i)(10) in reliance on the 2004 Report. See Exxon Mobil Corporation (available March 18, 2004) (allowing exclusion of proposal to report on company's response to rising pressures to reduce greenhouse gas emissions) and Exxon Mobil Corporation (available March 18, 2004) (allowing exclusion of proposal to report on renewable energy plans). We appreciate that the staff was able to accommodate our timing constraints in 2004 and respectfully request similar accommodation this year as we strive to respond to this year's shareholder proposals in as timely a manner as practicable.

Please feel free to call me directly at 972-444-1478 if you have any questions or require additional information. In my absence, please contact Lisa K. Bork at 972-444-1473. A copy of this letter and enclosures is being sent to the proponent and co-filers. Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter and enclosures.

Sincerely,

James E. Parsons

JEP:clh
Enclosures

Distribution List

Proponent:

Mr. John K. S. Wilson
Director - Socially Responsible Investing
Christian Brothers Investment Services, Inc.
90 Park Avenue, 29th Floor
New York, NY 10016-1301
ph: 212-490-0800
fax: 212-490-6092

Co-Proponents:

Ms. Meredith Benton
Research Associate
Walden Asset Management
One Beacon Street
Boston, MA 02108
fax: 617-227-3664

Ms. Nora M. Nash, OSF
Director, Corporate Social Responsibility
The Sisters of St. Francis of Philadelphia
609 South Convent Road
Aston, PA 19014-1207
fax: 610-558-5855

Brother Steven P. O'Neil
Shareholder Action Coordinator
The Marianists Province of the United States
144 Beach 111th Street
Rockaway Park, NY 11694

Ms. Andrea S. Panaritis
Executive Director
The Christopher Reynolds Foundation, Inc.
267 Fifth Avenue, Suite 1001
New York, NY 10016
fax: 212-532-1403

Ms. Margaret Weber
Corporate Responsibility Director
Congregation of St. Basil
15015 Piedmont
Detroit, MI 48223

Sister Katherine Marie Glosenger, RSM
Treasurer
Sisters of Mercy of the Americas
2039 North Geyer Road
St Louis, MO 63131-3399
fax: 314-966-2298

Sister Anne DeConcini, RSM
Coordinator of Socially Responsible Investing
Sisters of Mercy, Regional Community of Merion
515 Montgomery Avenue
Merion Station, PA 19066-1297
fax: 610-664-3429

Mr. John Gonzalez
SRI Coordinator
Congregation of the Passion - Holy Cross Province
205 West Monroe, 2W
Chicago, IL 60606-5062
fax: 773-631-8059

Ms. Anita Green
Vice President of Social Research
Pax World Management Corporation
18010 East 1450 Road
Stockton, MO 65785
fax: 417-276-3736

Sister Lillian Anne Healy, CCVI
Director of Corporate Social Responsibility
Congregation of the Sisters of Charity of the Incarnate Word
6510 Lawndale
Houston, TX 77223-0969
fax: 713-921-2949

Ms. Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
Sisters of Mercy of the Americas
205 Avenue C, Apt. 10E
New York, NY 10009
fax: 212-674-2542

Sister Linda Jansen, SSND
Provincial Treasurer
School Sisters of Notre Dame - St. Louis Province
320 East Ripa Avenue
St. Louis, MO 63125-2897
fax: 314-544-6754

Ms. Susan Jordan, SSND
Social Responsibility Agent for the Board of Directors
School Sisters of Notre Dame Cooperative Investment Fund
336 East Ripa Avenue
St. Louis, MO 63125-2800
fax: 314-638-5453

Ms. Mary Kay Liston, CSJ
Secretary
Sisters of St. Joseph of Carondelet
6400 Minnesota Avenue
St. Louis, MO 63111-2899
fax: 314-351-3111

Ms. W. Esther Ng
General Treasurer
Congregation of the Sisters of Charity
Of the Incarnate Word
4503 Broadway
San Antonio, TX 78209-6209
fax: 210-828-9741

Ms. Catherine Rowan
Corporate Social Responsibility Coordinator
Maryknoll Sisters
10 Pines Bridge Road
Maryknoll, NY 10545-0311

RECEIVED
DEC 0 2 2005
H. H. HUBBLE

CBIS

*Christian Brothers Investment Services, Inc.*

December 1, 2005

Mr. Lee R. Raymond
Chairman and Chief Executive Officer
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

**RE: Agenda Item for 2006 Annual Shareholder Meeting**

Dear Mr. Raymond:

Please include the enclosed proposal in the Company's Proxy Statement and Form of Proxy relating to the 2006 Annual Meeting of Stockholders of ExxonMobil. A representative of Christian Brothers Investment Services, Inc. (CBIS) will present this resolution to the assembled stockholders.

Under separate cover, we will supply certification from our Custodian, Mellon Bank, of our long position of shares and the fulfillment of the market value amount and time requirements of SEC Rule 14a-8. CBIS intends to fulfill all requirements of Rule 14a-8, including holding the requisite amount of equity through the date of the 2006 Meeting. We will also comply with the company's request that we show holdings verification as of the date the resolution was submitted.

It is our understanding that this resolution may also be filed by others. Therefore, we are not submitting a separate proposal but are co-sponsoring this resolution with these groups. The undersigned representative of CBIS has been designated the lead filer and primary contact on this matter.

Sincerely yours,

John K.S. Wilson
Director - Socially Responsible Investing

cc: Henry Hubble, Corporate Secretary, Exxon Mobil

SHAREHOLDER PROPOSAL

DEC 0 2 2005

NO. OF SHARES -0-
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

*New York*
90 Park Avenue
29th Floor
New York, NY
10016 - 1301
Tel: (800) 592-8890
Tel: (212) 490-0800
Fax: (212) 490-6092

*Chicago*
1200 Jorie Boulevard
Suite 210
Oak Brook, IL
60523 - 2262
Tel: (800) 321-7194
Tel: (630) 571-2182
Fax: (630) 571-2723

*San Francisco*
One Embarcadero Center
Suite 500
San Francisco, CA
94111 - 1111
Tel: (800) 754-8177
Tel: (415) 623-2080
Fax: (415) 623-2070

## Exxon Mobil – Climate Data

**Whereas:**

Corporations have a responsibility to create value for shareholders and benefits for society. However, companies acting to maximize shareholder value may impose costs on the public, including environmental degradation and climate change. It is in the long-term interest of society to minimize these "externalities," partly because they may hamper economic growth.

Government is responsible for creating standards for business conduct that will ensure respect for the environment and the public welfare. It is in the interest of shareholders for companies to act within a legal and regulatory framework that is consistent, predictable and effective.

Successful policymaking requires the best possible information. Without the cooperation of business, policymakers may lack crucial information necessary for effective regulation. Companies have a responsibility to be as transparent as possible in providing information to the public and the government.

**Whereas:**

The Intergovernmental Panel on Climate Change (IPCC), the international body of experts charged with climate change research, stated in its 2001 Third Assessment Report:

"There is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activity...Human influences will continue to change atmospheric composition throughout the 21st century."

The study describes climate impacts, such as higher global temperatures and increased precipitation, as "very likely."

A 2004 report by the Bush Administration's Climate Change Science Program states that increases in human-derived GHG emissions are the only likely explanation for global warming over the past three decades.

ExxonMobil has funded scientific studies and made public statements that appear to conflict with these conclusions. According to the June 2002 edition of ExxonMobil Perspectives:

"There continue to be substantial and well-documented gaps in climate science. These gaps limit scientists' ability to assess the extent of any human influence on climate..."

In November 2003, Andrew Swiger, Chairman and Production Director of ExxonMobil International Ltd, testified before the British House of Lords: "We say the science is unsettled."

**Whereas:**

A worldwide movement towards greater regulation to mitigate climate change has resulted from the IPCC reports. Consistent with its own position, ExxonMobil opposes most such regulation. Yet, it has not released primary research or an analysis of data supporting its conclusions. The lack of such information prevents shareholders, policymakers, and the public from being able to make decisions based on the facts the company claims to have.

**Resolved:** That, by the 2007 annual shareholder meeting, the Board of Directors make available to shareholders the research data relevant to ExxonMobil's stated position on the science of climate change, omitting proprietary information and at reasonable cost.

**Supporting Statement**

These data should:

1. Explain the specific differences between the company's position and that of the IPCC.

2. Describe company claims about 'gaps in climate science.'

3. Project the estimated costs of mitigating climate change compared to the costs of failing to do so.

4. Discuss relevant peer reviewed research data leading to the company's conclusions, including data that do not support the company's position.

December 1, 2005

ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

To Whom It May Concern:

As of the date of this letter, Mellon Bank, N. A., is custodian and holder of record of 473,574 shares of ExxonMobil Corporation, for Christian Brothers Investment Services, Inc. Christian Brothers Investment Services, Inc., is a beneficial owner, as defined in Rule 13d–3 of the Securities Exchange Act of 1934, of at least $2,000.00 of market value of ExxonMobil Corporation and has held this position for at least twelve months prior to the date of this letter.

Sincerely,

Sharyn R. McGill

Sharyn R. McGill
Assistant Vice President
Mellon Bank, N. A.

**Exxon Mobil Corporation**
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

**Henry H. Hubble**
Vice President, Investor Relations
and Secretary

**ExxonMobil**

December 5, 2005

**VIA UPS - OVERNIGHT DELIVERY**

Mr. John K. S. Wilson
Director – Socially Responsible Investing
Christian Brothers Investment Services, Inc.
90 Park Avenue, 29th Floor
New York, NY 10016-1301

Dear Mr. Wilson:

This will acknowledge receipt of the proposal concerning a climate science report, which you have submitted on behalf of the Christian Brothers Investment Services, Inc. in connection with ExxonMobil's 2006 annual meeting of shareholders. By copy of a letter from Mellon Global Securities Services, share ownership has been verified.

You should note that, if your proposal is not withdrawn or excluded, you or your representative, who is qualified under New Jersey law to present the proposal on your behalf, must attend the annual meeting in person to present the proposal.

If you intend for a representative to present your proposal, you must provide documentation signed by you that specifically identifies your intended representative by name and specifically authorizes the representative to present the shareholder proposal on your behalf at the annual meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Your authorized representative should also bring an original signed copy of the authorization to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on your behalf prior to the start of the meeting.

You indicate in your transmittal letter that you will be acting as lead filer for an expected group of co-filers of this proposal. In light of the recent SEC staff legal bulletin 14C dealing with co-filers of shareholder proposals, we will be requesting each co-filer to provide us with clear documentation confirming your designation to act as lead filer and granting you authority to agree to modifications and/or withdrawal of the proposal on the co-filer's behalf. We think obtaining this documentation will be in both your interest and ours. Without clear documentation from all co-filers confirming and delineating your authority as representative of the filing group, and considering the recent SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

We are interested in discussing this proposal with you and will contact you in the near future.

Sincerely,

[signature]

RECEIVED
JAN 09 2005
H. H. HUBBLE

DGH
KPC
SKS
JEP
MAYBE SOME PROGRESS?
Henry

SHAREHOLDER RELATIONS

JAN 10 2006

NO. OF SHARES ______________
COMMENT: ______________
ACTION: ______________


CBIS

*Christian Brothers Investment Services, Inc.*


January 5, 2006

Mr. Henry Hubble
ExxonMobil Corp.
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Hubble:

As you are aware, Christian Brothers Investment Services and our co-filers have indicated our intention to bring our Climate Data resolution before the shareholders at ExxonMobil's upcoming annual general meeting. The substance of the resolution has not changed from previous years.

It is always our preference to engage in productive dialogue with companies, rather than resorting to the use of the proxy ballot, and we have been encouraged by your recent efforts to reach out to shareholders and other stakeholders. The filers decided to go forward with this proposal in previous years because, in our view, the company had not responded clearly to the requests contained in the resolutions, either by declaring its assent to the commonly understood scientific consensus on climate change, or by providing an explanation of our company's differences with this consensus as described in the text of the resolution.

Over the last couple of years, we have noted a shift in the company's statements about climate change from straight denial of the science to a more nuanced recognition of the risks associated with this phenomenon. However, continued ambiguity in the company's communications, as well as the emphasis on "gaps in the science" – as opposed to what scientists know with some certainty – have prevented us from gaining full confidence that the company has embraced the accepted set of conclusions about global warming. We have also been troubled by the company's continued financial support of organizations that take a much more dismissive public stance on the science.

More recently, Fr. Michael Crosby returned from your opinion leader's conference with a greater sense of clarity that the company did not disagree with the basic conclusions of the scientific community. We would consider an unambiguous public statement to this effect to be substantive progress in the dialogue. As in the past, we offer to strongly consider withdrawing our proposal if the company publicly agrees to the following about the global climate:


*New York*
90 Park Avenue
29th Floor
New York, NY
10016 - 1301
Tel: (800) 592-8890
Tel: (212) 490-0800
Fax: (212) 490-6092

*Chicago*
1200 Jorie Boulevard
Suite 210
Oak Brook, IL
60523 - 2262
Tel: (800) 321-7194
Tel: (630) 571-2182
Fax: (630) 571-2723

*San Francisco*
One Embarcadero Center
Suite 500
San Francisco, CA
94111 - 1111
Tel: (800) 754-8177
Tel: (415) 623-2080
Fax: (415) 623-2070

1. The Earth is warming;
2. As the IPCC states, it is likely that the majority of the warming in recent decades can be attributed to human activities, especially through emissions of carbon and other "greenhouse gases."
3. The burning of fossil fuels contributes to greenhouse gas emissions.

Scientific consensus has been reached on the soundness of these three points. If the company is not prepared to make a clear statement in agreement with this consensus, an explanation of the disagreement, as detailed in the proposal, would also satisfy the terms of the resolution.

Once again, we appreciate the efforts that you have made, since taking on your current position, to engage in dialogue with shareholders. We remain hopeful that our areas of disagreement can be resolved, and look forward to our continuing discussions.

Sincerely,

John K.S. Wilson
Director – Socially Responsible Investing

Walden Asset Management
*Investing for social change since 1975*

RECEIVED
DEC 06 2005
H. H. HUBBLE

December 1, 2005

SHAREHOLDER PROPOSAL

DEC 06 2005

NO. OF SHARES — 0 —
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

Mr. Henry Hubble
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

Dear Mr. Hubble:

Walden Asset Management holds at least 150,624 shares of Exxon Mobil Corporation stock on behalf of clients whose portfolios seek to achieve social as well as financial objectives. Walden Asset Management, a division of Boston Trust & Investment Management Company, is an investment manager with more than $1.4 billion in assets under management.

Our clients believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. Research is proliferating that indicates companies taking steps to address the risks associated with global climate change will benefit from enhanced shareholder value. We have been, on behalf of our clients, working to address this issue in a variety of ways.

We are submitting the enclosed shareholder proposal for inclusion in the 2006 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are co-filing this resolution, whose primary filer is Christian Brothers Investment Service. Walden Asset Management is the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above-mentioned number of shares. We have been a shareholder for more than one year and verification of our ownership position is enclosed. We will continue to invest in at least the requisite number of shares for proxy resolutions through the stockholders' meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC rules.

Sincerely,

Meredith Benton
Research Associate

cc. William Apfel, Walden Asset Management/Boston Trust & Investment Management

A Division of Boston Trust & Investment Management Company
One Beacon Street Boston, Massachusetts 02108 617.726.7250 or 800.282.8782 fax 617.227.3664

## Exxon Mobil – Climate Data

**Whereas:**

Corporations have a responsibility to create value for shareholders and benefits for society. However, companies acting to maximize shareholder value may impose costs on the public, including environmental degradation and climate change. It is in the long-term interest of society to minimize these "externalities," partly because they may hamper economic growth.

Government is responsible for creating standards for business conduct that will ensure respect for the environment and the public welfare. It is in the interest of shareholders for companies to act within a legal and regulatory framework that is consistent, predictable and effective.

Successful policymaking requires the best possible information. Without the cooperation of business, policymakers may lack crucial information necessary for effective regulation. Companies have a responsibility to be as transparent as possible in providing information to the public and the government.

**Whereas:**

The Intergovernmental Panel on Climate Change (IPCC), the international body of experts charged with climate change research, stated in its 2001 Third Assessment Report:

"There is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activity...Human influences will continue to change atmospheric composition throughout the 21st century."

The study describes climate impacts, such as higher global temperatures and increased precipitation, as "very likely."

A 2004 report by the Bush Administration's Climate Change Science Program states that increases in human-derived GHG emissions are the only likely explanation for global warming over the past three decades.

ExxonMobil has funded scientific studies and made public statements that appear to conflict with these conclusions. According to the June 2002 edition of ExxonMobil Perspectives:

"There continue to be substantial and well-documented gaps in climate science. These gaps limit scientists' ability to assess the extent of any human influence on climate..."

In November 2003, Andrew Swiger, Chairman and Production Director of ExxonMobil International Ltd, testified before the British House of Lords: "We say the science is unsettled."

**Whereas:**

A worldwide movement towards greater regulation to mitigate climate change has resulted from the IPCC reports. Consistent with its own position, ExxonMobil opposes most such regulation. Yet, it has not released primary research or an analysis of data supporting its conclusions. The lack of such information prevents shareholders, policymakers, and the public from being able to make decisions based on the facts the company claims to have.

**Resolved:** That, by the 2007 annual shareholder meeting, the Board of Directors make available to shareholders the research data relevant to ExxonMobil's stated position on the science of climate change, omitting proprietary information and at reasonable cost.

**Supporting Statement**

These data should:

1. Explain the specific differences between the company's position and that of the IPCC.

2. Describe company claims about 'gaps in climate science.'

3. Project the estimated costs of mitigating climate change compared to the costs of failing to do so.

4. Discuss relevant peer reviewed research data leading to the company's conclusions, including data that do not support the company's position.

THE BANK OF NEW YORK
NEW YORK'S FIRST BANK - FOUNDED 1784 BY ALEXANDER HAMILTON

ONE WALL STREET, NEW YORK, N.Y. 10286

**December 1, 2005**

To Whom It May Concern:

The Bank of New York acts as custodian for Boston Trust & Investment Management Company (Boston Trust). Walden Asset Management is the socially responsive investment division of Boston Trust.

We are writing to verify that Walden Asset Management currently at least 983,926 shares of **Exxon Mobil Corp.** (Cusip #**30231G102**). We confirm that Walden Asset Management has beneficial ownership of at least $2,000 in market value of the voting securities of **Exxon Mobil Corp.** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Should you require further information, please contact Walden Asset Management directly.

Sincerely,

Gwendolyn Reid
Account Administrator

**Exxon Mobil Corporation**
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

**ExxonMobil**

December 6, 2005

**VIA UPS OVERNIGHT DELIVERY**

Ms. Meredith Benton
Research Associate
Walden Asset Management
One Beacon Street
Boston, MA 02108

Dear Ms. Benton:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of Walden Asset Management the proposal previously submitted by John K. S. Wilson concerning a climate science report in connection with ExxonMobil's 2006 annual meeting of shareholders. By copy of a statement from The Bank of New York, share ownership has been verified.

In accordance with SEC staff legal bulletins dealing with "co-filers" of shareholder proposals, we ask that you complete and return the enclosed form so that we may have, and be able to provide the SEC staff, clear documentation indicating which filer is designated to act as lead filer and granting the lead filer authority to agree to modifications and/or a withdrawal of the proposal on your behalf. Without this documentation clarifying the role of the lead filer as representative of the filing group, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,

Dave Henry

David G. Henry
Section Head
Shareholder Relations

c: Mr. John K. S. Wilson

Enclosure

**VIA FACSIMILE: 972-444-1505**

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning a climate science report, which I have co-filed for the 2006 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate John K. S. Wilson as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

______________________________

Meredith Benton

Sisters of Mercy of the Americas
Hermanas de la Misericordia de las Américas

*Regional Community of Merion*

December 14, 2005

Mr. Lee R. Raymond
Chairman and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Raymond:

The Sisters of Mercy, Regional Community of Merion, are concerned about climate change and ExxonMobil's approach to this problem. At the least we want ExxonMobil to study this issue and report to us, the stockholders. For that reason we are co-filing the ***Climate Data*** resolution with Christian Brothers Investment Services, Inc. (CBIS) to be included in the Proxy Statement relating to the 2006 Annual Meeting of ExxonMobil Stockholders.

I hereby submit it for inclusion in the proxy statement in accordance with Rule 14a-8 of the general rules and regulations of the Security and Exchange Act of 1934.

The Sisters of Mercy, Regional Community of Merion, are beneficial owners of 100 shares of ExxonMobil stock which we have held for **at least one year**. Verification of our holdings is enclosed. We will **continue to hold at least $2000 worth of these shares at least through the company's annual meeting** in accordance with rule 14a-8.

We believe the climate change issue in the shareholder resolution is important to address. The lead filer and primary contact person for this resolution is John K. S. Wilson, CBIS, 90 Park Avenue Pl 29, New York, NY 10016, (212) 490-0800, ext. 1918.

Thank you for your attention to this issue.

Sincerely,

Sister Anne De Concini, RSM

Sister Anne DeConcini, RSM
Coordinator of Socially Responsible Investing
Sisters of Mercy, Merion, PA

SHAREHOLDER PROPOSAL

DEC 14 2005

NO. OF SHARES ______
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

515 Montgomery Avenue • Merion Station, PA 19066-1297 • (610) 664-6650 • Fax (610) 664-3429

**Exxon Mobil – Climate Data**

**Whereas:**

Corporations have a responsibility to create value for shareholders and benefits for society. However, companies acting to maximize shareholder value may impose costs on the public, including environmental degradation and climate change. It is in the long-term interest of society to minimize these "externalities," partly because they may hamper economic growth.

Government is responsible for creating standards for business conduct that will ensure respect for the environment and the public welfare. It is in the interest of shareholders for companies to act within a legal and regulatory framework that is consistent, predictable and effective.

Successful policymaking requires the best possible information. Without the cooperation of business, policymakers may lack crucial information necessary for effective regulation. Companies have a responsibility to be as transparent as possible in providing information to the public and the government.

**Whereas:**

The Intergovernmental Panel on Climate Change (IPCC), the international body of experts charged with climate change research, stated in its 2001 Third Assessment Report:

"There is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activity...Human influences will continue to change atmospheric composition throughout the 21st century."

The study describes climate impacts, such as higher global temperatures and increased precipitation, as "very likely."

A 2004 report by the Bush Administration's Climate Change Science Program states that increases in human-derived GHG emissions are the only likely explanation for global warming over the past three decades.

ExxonMobil has funded scientific studies and made public statements that appear to conflict with these conclusions. According to the June 2002 edition of ExxonMobil Perspectives:

"There continue to be substantial and well-documented gaps in climate science. These gaps limit scientists' ability to assess the extent of any human influence on climate..."

In November 2003, Andrew Swiger, Chairman and Production Director of ExxonMobil International Ltd, testified before the British House of Lords: "We say the science is unsettled."

**Whereas:**

A worldwide movement towards greater regulation to mitigate climate change has resulted from the IPCC reports. Consistent with its own position, ExxonMobil opposes most such regulation. Yet, it has not released primary research or an analysis of data supporting its conclusions. The lack of such information prevents shareholders, policymakers, and the public from being able to make decisions based on the facts the company claims to have.

**Resolved:** That, by the 2007 annual shareholder meeting, the Board of Directors make available to shareholders the research data relevant to ExxonMobil's stated position on the science of climate change, omitting proprietary information and at reasonable cost.

**Supporting Statement**

These data should:

1. Explain the specific differences between the company's position and that of the IPCC.

2. Describe company claims about 'gaps in climate science.'

3. Project the estimated costs of mitigating climate change compared to the costs of failing to do so.

4. Discuss relevant peer reviewed research data leading to the company's conclusions, including data that do not support the company's position.

Morgan Keegan

Morgan Keegan & Company, Inc.
One Buckhead Plaza/Suite 1600
3060 Peachtree Road, N.W.
Atlanta, Georgia 30305
404/240-6700
WATS 800/669-3469
Members New York Stock Exchange, Inc.

December 14, 2005

Sister Anne DeConcini
Sisters of Mercy of Merion
515 Montgomery Avenue
Merion Station, PA 19066

Dear Sister Anne,

This is to certify that the Sisters of Mercy have beneficially owned 100 shares i.e $2000.00 market value of Exxon Mobil Corporation stock at Morgan Keegan & Co., Inc. as of and on December 14, 2005. These shares have been continuously held for more than 12 months prior to this date. Please see attached current Morgan Keegan Portfolio Report.

The Sisters of Mercy intend on keeping these shares through the annual meeting, if not the full position a minimum of $2000.00 of the stock will definitely be held.

If any further information is required please do not hesitate to contact me at the above number.

Sincerely,

Carolyn LaRocco, CFP, CIMA
Managing Director

**Prepared For**

Account: 01342989
SISTERS OF MERCY OF MERION
PENNSYLVANNIA, INC.
C/O JOEL ZIFF, DIR. OF FINANCE
515 MONTGOMERY AVENUE
MERION STATION, PA 190661214

**Your Financial Advisor**

HENN/MICH/MALL/LAROCCO
3060 PEACHTREE ROAD NW
SUITE 1600
ATLANTA, GA 303052242
404/240-6700
800/669-3469

| Account Value | 10/1/2005 | 10/28/2005 | Asset Allocation |
|---|---|---|---|
| Money Funds | 28,510.65 | 3,427,946.73 | 98.50% |
| Stocks | 14,668.78 | 52,373.52 | 1.50% |
| Market Value of Priced Assets | 43,179.43 | 3,480,320.25 | 100.00% |

The information contained herein is for illustrative purposes only. Please rely on your Morgan Keegan statements if this information varies in any way.

---PORTFOLIO INFORMATION---

An asterisk (*) by the acquired date indicates an unsettled position.

**Money Funds**

| Total Shares | Description | Market Price | Market Value |
|---|---|---|---|
| 3,427,946.730 | DREYFUS CASH MGMT (ADMINS) 579 | 1 | 3,427,947 |

pct_port

**Stocks**

| Total Shares | Description | Market Price | Market Value | Shares Purchased | Purchase Price | Cost Basis | Unrealized Gain / (Loss) | % of Portfolio |
|---|---|---|---|---|---|---|---|---|
| 100.000 | DU PONT E.I DE NEMOURS & CO<br>Symbol: DD | 41.370 | 4,137 | | | | | |
| | | | Acquired Date<br>10/28/2002 | 100.000 | 41.070 | 4,107 | 30 | 0.12% |
| 100.000 | EXXON MOBIL CORPORATION<br>Symbol: XOM | 55.600 | 5,560 | | | | | |
| | | | Acquired Date<br>10/28/2002 | 100.000 | 34.410 | 3,441 | 2,119 | 0.16% |

**Exxon Mobil Corporation**
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

**ExxonMobil**

December 16, 2005

**VIA UPS OVERNIGHT DELIVERY**

Sister Anne DeConcini, RSM
Coordinator of Socially Responsible Investing
Sisters of Mercy, Regional Community of Merion
515 Montgomery Avenue
Merion Station, PA 19066-1297

Dear Sister Anne DeConcini:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Sisters of Mercy, Regional Community of Merion the proposal previously submitted by John K. S. Wilson concerning a climate science report in connection with ExxonMobil's 2006 annual meeting of shareholders. By copy of a statement from Morgan Keegan, share ownership has been verified.

In accordance with SEC staff legal bulletins dealing with "co-filers" of shareholder proposals, we ask that you complete and return the enclosed form so that we may have, and be able to provide the SEC staff, clear documentation indicating which filer is designated to act as lead filer and granting the lead filer authority to agree to modifications and/or a withdrawal of the proposal on your behalf. Without this documentation clarifying the role of the lead filer as representative of the filing group, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Mr. John K. S. Wilson

Enclosure

**VIA FACSIMILE: 972-444-1505**

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning a climate science report, which I have co-filed for the 2006 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate John K. S. Wilson as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

______________________________
Sister Anne DeConcini

SHAREHOLDER PROPOSAL

DEC 2 8 2005

NO. OF SHARES____________
DISTRIBUTION: [illegible] FLR: REG:
[illegible]: SMD

SHAREHOLDER RELATIONS

DEC 2 8 2005

NO. OF SHARES____________
COMMENT:____________
ACTION:____________

**VIA FACSIMILE: 972-444-1505**

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning a climate science report, which I have co-filed for the 2006 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate John K. S. Wilson as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Sister Anne DeConcini

Sister Anne DeConcini

Sisters of Mercy of the Americas
Hermanas de la Misericordia de las Américas

*Regional Community of St. Louis*

*2039 North Geyer Road*
*St. Louis, MO 63131-3399*
*314-966-4313*
*Fax 314-966-2298*

Mercy CRI Committee for Responsible Investment

RECEIVED BY
OFFICE OF THE CHAIRMAN

DEC 12 2005

Routed For Action to: ______
Informational Copy to: ______

December 7, 2005

Mr. Lee R. Raymond, CEO
Exxon Mobil
5959 Las Colinas Blvd.
Irving, TX 75039-2298

Dear Mr. Raymond:

As concerned citizens of the world the Sisters of Mercy request that Exxon Mobil make available the research data relevant to ExxonMobil's stated position on the science of climate change, omitting proprietary information.

The Sisters of Mercy are beneficial owners of 100 shares of Exxon Mobil Common Stock. Verification of ownership is enclosed. We intend to retain at least 100 shares of Exxon Mobile stock through the date of the 2006 annual meeting.

I am hereby authorized to notify you of our intention to jointly file the enclosed resolution with Christian Brothers Investment Services. I trust that it will be considered for action by the shareholders at the 2006 annual meeting. I hereby submit the resolution for inclusion in the proxy statement in accordance with Rule 14-a-8 of the general rules and regulations of the Securities and Exchange Act of 1934.

If you should have any questions on the content of this resolution please contact John Wilson. His address is 90 Park Avenue, Floor 29, New York, NY 10016-1301. His phone number is 212-490-0800 ext 118 and fax number 212-490-6092.

Please contact me at the above address if you require additional information.

Sincerely,

S. Katherine M. Glosenger, RSM

Sister Katherine Marie Glosenger, RSM
Treasurer

SKMG/jr
Enclosure

cc: John Wilson
Leslie Lowe, ICCR
Susan Jordan, SSND

SHAREHOLDER PROPOSAL

DEC 12 2005

NO. OF SHARES ______
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

# Exxon Mobil – Climate Data

**Whereas:**

Corporations have a responsibility to create value for shareholders and benefits for society. However, companies acting to maximize shareholder value may impose costs on the public, including environmental degradation and climate change. It is in the long-term interest of society to minimize these "externalities," partly because they may hamper economic growth.

Government is responsible for creating standards for business conduct that will ensure respect for the environment and the public welfare. It is in the interest of shareholders for companies to act within a legal and regulatory framework that is consistent, predictable and effective.

Successful policymaking requires the best possible information. Without the cooperation of business, policymakers may lack crucial information necessary for effective regulation. Companies have a responsibility to be as transparent as possible in providing information to the public and the government.

**Whereas:**

The Intergovernmental Panel on Climate Change (IPCC), the international body of experts charged with climate change research, stated in its 2001 Third Assessment Report:

"There is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activity...Human influences will continue to change atmospheric composition throughout the 21st century."

The study describes climate impacts, such as higher global temperatures and increased precipitation, as "very likely."

A 2004 report by the Bush Administration's Climate Change Science Program states that increases in human-derived GHG emissions are the only likely explanation for global warming over the past three decades.

ExxonMobil has funded scientific studies and made public statements that appear to conflict with these conclusions. According to the June 2002 edition of ExxonMobil Perspectives:

"There continue to be substantial and well-documented gaps in climate science. These gaps limit scientists' ability to assess the extent of any human influence on climate..."

In November 2003, Andrew Swiger, Chairman and Production Director of ExxonMobil International Ltd, testified before the British House of Lords: "We say the science is unsettled."

**Whereas:**

A worldwide movement towards greater regulation to mitigate climate change has resulted from the IPCC reports. Consistent with its own position, ExxonMobil opposes most such regulation. Yet, it has not released primary research or an analysis of data supporting its conclusions. The lack of such information prevents shareholders, policymakers, and the public from being able to make decisions based on the facts the company claims to have.

**Resolved:** That, by the 2007 annual shareholder meeting, the Board of Directors make available to shareholders the research data relevant to ExxonMobil's stated position on the science of climate change, omitting proprietary information and at reasonable cost.

**Supporting Statement**

These data should:

1. Explain the specific differences between the company's position and that of the IPCC.

2. Describe company claims about 'gaps in climate science.'

3. Project the estimated costs of mitigating climate change compared to the costs of failing to do so.

4. Discuss relevant peer reviewed research data leading to the company's conclusions, including data that do not support the company's position.

J.A. GLYNN
TRUSTED SINCE 1945
JAG ADVISORS

Securities Dealer
Registered Investment Advisor

J. A. Glynn & Co. Member NASD/SIPC

Daniel J. Ferry, Jr.
Chairman & CEO

December 7, 2005

Sisters of Mercy of the
St. Louis Regional Community, Inc.
Sr. Katherine Marie Glosenger, RSM
2039 N. Geyer Road
St. Louis, MO 63131

RE: Ownership of Exxon Mobil Common Stock

Dear Sister Katherine:

Please accept this letter as documentation of the fact that the Sisters of Mercy of the St. Louis Regional Community, Inc., Missouri Not-for-Profit Corporation, owns a total of 100 shares of Exxon Mobil common stock. These shares were purchased in December 1998. The Sisters intend to hold this investment for a period of time, at least through the date of the next annual stockholders' meeting.

The above 100 shares are held by DTC in the Nominee Name of Cede & Co. C/O US Bank Trust Department, St. Louis, Missouri, for benefit of the Sisters of Mercy of the St. Louis Regional Community, Inc.

If Exxon Mobil has any questions regarding your ownership of this security, please direct any such inquiries to J.A. Glynn & Co.

Sincerely,

Daniel J. Ferry, Jr.
Chairman & CEO

mb

9841 Clayton Road • St. Louis, MO 63124 • 314-997-1277 • 800-966-4596 • fax 314-997-7307 • www.jaglynn.com • dferry@jaglynn.com

**Exxon Mobil Corporation**
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 13, 2005

**VIA UPS OVERNIGHT DELIVERY**

Sister Katherine Marie Glosenger, RSM
Treasurer
Sisters of Mercy of the Americas
2039 North Geyer Road
St. Louis, MO 63131-3399

Dear Sister Katherine Marie Glosenger:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of The Sisters of Mercy the proposal previously submitted by Mr. John K. S. Wilson concerning a climate science report in connection with ExxonMobil's 2006 annual meeting of shareholders. By copy of a statement from J. A. Glynn & Co., share ownership has been verified.

In accordance with SEC staff legal bulletins dealing with "co-filers" of shareholder proposals, we ask that you complete and return the enclosed form so that we may have, and be able to provide the SEC staff, clear documentation indicating which filer is designated to act as lead filer and granting the lead filer authority to agree to modifications and/or a withdrawal of the proposal on your behalf. Without this documentation clarifying the role of the lead filer as representative of the filing group, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Mr. John K. S. Wilson

Enclosure

**VIA FACSIMILE: 972-444-1505**

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning a climate science report, which I have co-filed for the 2006 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate John K. S. Wilson as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

______________________________________
Sister Katherine Marie Glosenger

**VIA FACSIMILE: 972-444-1505**

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning a climate science report, which I have co-filed for the 2006 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate John K. S. Wilson as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Sister Katherine Marie Glosenger, RSM

Sister Katherine Marie Glosenger

SHAREHOLDER PROPOSAL
DEC 14 2005
NO. OF SHARES______
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

# Passionist Community

Congregation of the Passion • Holy Cross Province

**Provincial Office**

5700 N. Harlem Avenue • Chicago, Illinois 60631 • 773-631-6336 (FAX) 773-631-8059


December 6, 2005

**RECEIVED BY OFFICE OF THE CHAIRMAN**

DEC 14 2005

Routed For Action to: D9H

Informational Copy to:

Mr. Lee R. Raymond
Chairman and Chief Executive Officer
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

**RE: Agenda Item for 2006 Annual Shareholder Meeting**

Dear Mr. Raymond:

The Congregation of the Passion community is committed to the promotion of good stewardship for the earth, a value rooted in our Catholic social tradition. With that in mind we are concerned that Exxon Mobil, a giant within the energy sector, argues against the science of climate change using research data that has yet to be disclosed. We believe that Exxon Mobil has a responsibility in working with the scientific community in determining the real effects of global warming.

The Congregation of the Passion has ownership of 125 shares of Exxon Mobil stock and will continue to retain these shares through the annual meeting. The proof of ownership is accompanied with this letter.

I am hereby authorized to notify you of our intention to co-file a shareholder resolution for consideration and action by the stockholders at the next annual meeting. The Congregation of the Passion submits this resolution for inclusion in the proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The primary filer for this resolution is the Christian Brothers Investment Services and their representative is John Wilson (212-490-0800 ext.118). Please send any materials regarding this resolution to him. Should representatives of the company wish to discuss this proposal with the filers please do so through John Wilson. Please address any correspondence regarding the Congregation of the Passion, CP to me at the address below.

We hope the Board of Directors will agree to support this shareholder proposal.

Sincerely yours,

John Gonzalez, SRI Coordinator
205 W. Monroe, 2W
Chicago, IL 60606-5062

cc. Audley Wiggan, Christian Brothers Investment Services
cc. Julie Wokoty, Interfaith Center on Corporate Responsibility

SHAREHOLDER PROPOSAL

DEC 14 2005

NO. OF SHARES ________
DISTRIBUTION: HHH: FLR: REG: JEP: DGH: SMD

**Exxon Mobil – Climate Data**

**Whereas:**

Corporations have a responsibility to create value for shareholders and benefits for society. However, companies acting to maximize shareholder value may impose costs on the public, including environmental degradation and climate change. It is in the long-term interest of society to minimize these "externalities," partly because they may hamper economic growth.

Government is responsible for creating standards for business conduct that will ensure respect for the environment and the public welfare. It is in the interest of shareholders for companies to act within a legal and regulatory framework that is consistent, predictable and effective.

Successful policymaking requires the best possible information. Without the cooperation of business, policymakers may lack crucial information necessary for effective regulation. Companies have a responsibility to be as transparent as possible in providing information to the public and the government.

**Whereas:**

The Intergovernmental Panel on Climate Change (IPCC), the international body of experts charged with climate change research, stated in its 2001 Third Assessment Report:

"There is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activity...Human influences will continue to change atmospheric composition throughout the 21st century."

The study describes climate impacts, such as higher global temperatures and increased precipitation, as "very likely."

A 2004 report by the Bush Administration's Climate Change Science Program states that increases in human-derived GHG emissions are the only likely explanation for global warming over the past three decades.

ExxonMobil has funded scientific studies and made public statements that appear to conflict with these conclusions. According to the June 2002 edition of ExxonMobil Perspectives:

"There continue to be substantial and well-documented gaps in climate science. These gaps limit scientists' ability to assess the extent of any human influence on climate..."

In November 2003, Andrew Swiger, Chairman and Production Director of ExxonMobil International Ltd, testified before the British House of Lords: "We say the science is unsettled."

**Whereas:**

A worldwide movement towards greater regulation to mitigate climate change has resulted from the IPCC reports. Consistent with its own position, ExxonMobil opposes most such regulation. Yet, it has not released primary research or an analysis of data supporting its conclusions. The lack of such information prevents shareholders, policymakers, and the public from being able to make decisions based on the facts the company claims to have.

**Resolved:** That, by the 2007 annual shareholder meeting, the Board of Directors make available to shareholders the research data relevant to ExxonMobil's stated position on the science of climate change, omitting proprietary information and at reasonable cost.

**Supporting Statement**

These data should:

1. Explain the specific differences between the company's position and that of the IPCC.

2. Describe company claims about 'gaps in climate science.'

3. Project the estimated costs of mitigating climate change compared to the costs of failing to do so.

4. Discuss relevant peer reviewed research data leading to the company's conclusions, including data that do not support the company's position.

**Passionist Community**

Congregation of the Passion • Holy Cross Province

**Provincial Office**

5700 N. Harlem Avenue • Chicago, Illinois 60631 • 773-631-6336 (FAX) 773-631-8059

15:34 12/02/05 PG 1

FWR PRC FINANCIAL CONSULTANTS COB 12/01/05

SECURITY DETAIL FC:1023

ACCT: 637-04221 CONGREGATION OF THE PASSION HO

DESC: EXXON MOBIL CORP COM SYM: XOM QRQ: A1 7 SEC NO: 257D4

CURR POS: 400 MKT VAL: 23,740.00

CURR PX: 59.3500 STRATEGY: TECH:

| DATE | TYPE | SOL | QTY | PRICE | NET AMOUNT | COMMENT |
|---|---|---|---|---|---|---|
| 02/10/05 | SLD | N | 75C | 56.0300 | 4,202C | |
| 02/03/05 | REC | | 200 | .0000 | 0 | |
| 01/26/04 | REC | | 75 | .0000 | 0 | |
| 02/25/02 | SLD | N | 669C | 40.8300 | 27,314C | |
| 02/01/02 | JE | | 669 | .0000 | 0 | TR FROM 22358073 |
| 07/24/01 | DIV | | 100 | .0000 | 0 | |
| 07/24/01 | DUDB | | 100C | .0000 | 0 | |
| 07/19/01 | DUDB | | 100 | .0000 | 0 | |
| 06/30/00 | BOT | | 100 | 80.5625 | 8,056 | |
| 01/03/95 | SLD | | 16C | 60.5000 | 920C | |
| 12/30/94 | REC | | 16 | .0000 | 0 | |

================================================================================

| | | | |
|---|---|---|---|
| TOTAL BUYS | 100 | TOTAL DEBITS | 100 |
| TOTAL SELLS | 760 | TOTAL CREDITS | 1,160 |

FOR INFORMATION PURPOSES ONLY - ACCOUNT STATEMENT IS OFFICIAL RECORD
THIS INFO MUST NOT BE USED IN PLACE OF THE MERRILL LYNCH TAX REPORTING
STATEMENT FOR TAX INFORMATION.

<END>

**Exxon Mobil Corporation**
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 16, 2005

**VIA UPS OVERNIGHT DELIVERY**

Mr. John Gonzalez
SRI Coordinator
Congregation of the Passion – Holy Cross Province
205 West Monroe, 2W
Chicago, IL 60606-5062

Dear Mr. Gonzalez:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Congregation of the Passion the proposal previously submitted by John K. S. Wilson concerning a climate science report in connection with ExxonMobil's 2006 annual meeting of shareholders. However, proof of share ownership was not complete.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Note that a statement of eligibility must be provided by the record holder of the securities. Since the Congregation of the Passion does not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, such as by providing a statement from the record holder (for example, a bank or broker) of securities that you may own beneficially. Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 6, 2005, the date of submission of the proposal; (3) must state that you have continuously owned the securities for at least 12 months prior to December 6, 2005; and (4) must be dated on or after the date of submission. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your response adequately correcting this problem must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this notification.

In accordance with SEC staff legal bulletins dealing with "co-filers" of shareholder proposals, we ask that you complete and return the enclosed form so that we may have, and be able to provide the SEC staff, clear documentation indicating which filer is designated to act as lead filer and granting the lead filer authority to agree to modifications and/or a withdrawal of the proposal on your behalf. Without this documentation clarifying the role of the lead filer as representative of the filing group, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,

Dave Henry

David G. Henry
Section Head
Shareholder Relations

c: Mr. John K. S. Wilson

Enclosures

**VIA FACSIMILE: 972-444-1505**

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning a climate science report, which I have co-filed for the 2006 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate John K. S. Wilson as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

______________________________

John Gonzalez

**VIA FACSIMILE: 972-444-1505**

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning a climate science report, which I have co-filed for the 2006 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate John K. S. Wilson as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

John Gonzalez

18010 East 1450 Road
Stockton MO 65785

TEL 888.869.9672
FAX 417.276.3736
www.paxworld.com

PAX WORLD

December 12, 2005

Mr. Lee R. Raymond
Chairman and Chief Executive Officer
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

**RE: Agenda Item for 2006 Annual Shareholder Meeting**

Dear Mr. Raymond:

On behalf of the Elizabeth A. Dubroff Trust, the Pax World Management Corp is hereby submitting the enclosed proposal for the Company's Proxy Statement and Form of Proxy relating to the 2006 Annual Meeting of Stockholders of ExxonMobil.

Under separate cover, we will supply certification of shares and the fulfillment of the market value amount and time requirements of SEC Rule 14a-8. We will also comply with the company's request that we show holdings verification as of December 12, 2005. The Dubroff Trust intends to fulfill all requirements of Rule 14a-8, including holding the requisite amount of equity through the date of the 2006 meeting.

It is our understanding that this resolution may also be filed by others. Therefore, we are not submitting a separate proposal but are co-sponsoring this resolution. Christian Brothers Investment Services is the lead filer and primary contact with regard to this matter.

Sincerely,

Anita Green
Vice President of Social Research

cc: Henry Hubble, Corporate Secretary, Exxon Mobil
John S.K. Wilson, CBIS

SHAREHOLDER PROPOSAL

DEC 12 2005

NO. OF SHARES________
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

Anita Green
Pax World Capital Management
18010 E. 1450 Road
Stockton, MO 65785

RE: ExxonMobil shares held in Schwab Account #3141-9662

Dear Anita:

I authorize you to file a shareholder resolution on my behalf at ExxonMobil asking that the company make available to shareholders the research data relevant to ExxomMobil's stated position on the science of climate change, omitting proprietary information and at reasonable cost.

I am the beneficial owner of at least $2,000 worth of ExxonMobil stock that I have held continuously for more than one year. I intend to hold the aforementioned stock through the date of the company's 2006 annual meeting.

I give you full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder resolution. I understand my name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

Elizabeth A. Dubroff

Elizabeth A. Dubroff

Cc: L. McClain

# Exxon Mobil – Climate Data

**Whereas:**

Corporations have a responsibility to create value for shareholders and benefits for society. However, companies acting to maximize shareholder value may impose costs on the public, including environmental degradation and climate change. It is in the long-term interest of society to minimize these "externalities," partly because they may hamper economic growth.

Government is responsible for creating standards for business conduct that will ensure respect for the environment and the public welfare. It is in the interest of shareholders for companies to act within a legal and regulatory framework that is consistent, predictable and effective.

Successful policymaking requires the best possible information. Without the cooperation of business, policymakers may lack crucial information necessary for effective regulation. Companies have a responsibility to be as transparent as possible in providing information to the public and the government.

**Whereas:**

The Intergovernmental Panel on Climate Change (IPCC), the international body of experts charged with climate change research, stated in its 2001 Third Assessment Report:

"There is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activity...Human influences will continue to change atmospheric composition throughout the 21st century."

The study describes climate impacts, such as higher global temperatures and increased precipitation, as "very likely."

A 2004 report by the Bush Administration's Climate Change Science Program states that increases in human-derived GHG emissions are the only likely explanation for global warming over the past three decades.

ExxonMobil has funded scientific studies and made public statements that appear to conflict with these conclusions. According to the June 2002 edition of ExxonMobil Perspectives:

"There continue to be substantial and well-documented gaps in climate science. These gaps limit scientists' ability to assess the extent of any human influence on climate..."

In November 2003, Andrew Swiger, Chairman and Production Director of ExxonMobil International Ltd. testified before the British House of Lords: "We say the science is unsettled."

**Whereas:**

A worldwide movement towards greater regulation to mitigate climate change has resulted from the IPCC reports. Consistent with its own position, ExxonMobil opposes most such regulation. Yet, it has not released primary research or an analysis of data supporting its conclusions. The lack of such information prevents shareholders, policymakers, and the public from being able to make decisions based on the facts the company claims to have.

**Resolved:** That, by the 2007 annual shareholder meeting, the Board of Directors make available to shareholders the research data relevant to ExxonMobil's stated position on the science of climate change, omitting proprietary information and at reasonable cost.

**Supporting Statement**

These data should:

1. Explain the specific differences between the company's position and that of the IPCC.

2. Describe company claims about 'gaps in climate science.'

3. Project the estimated costs of mitigating climate change compared to the costs of failing to do so.

4. Discuss relevant peer reviewed research data leading to the company's conclusions, including data that do not support the company's position.

**Exxon Mobil Corporation**
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 16, 2005

**VIA UPS OVERNIGHT DELIVERY**

Ms. Anita Green
Vice President of Social Research
Pax World Management Corporation
18010 East 1450 Road
Stockton, MO 65785

Dear Ms. Green:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Elizabeth A. Dubroff Trust the proposal previously submitted by Mr. John K. S. Wilson concerning a climate science report in connection with ExxonMobil's 2006 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Since the Elizabeth A. Dubroff Trust does not appear on our records as a registered shareholder, you must submit proof that the Trust meets these eligibility requirements, such as by providing a statement from the record holder (for example, a bank or broker) of securities that the Trust may own beneficially. Note in particular that proof of ownership (1) must be provided by the holder of record; (2) must indicate that the Trust owned the required amount of securities as of December 12, 2005, the date of submission of the proposal; (3) must state that the Trust has continuously owned the securities for at least 12 months prior to December 12, 2005; and (4) must be dated on or after the date of submission. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your response adequately correcting this problem must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this notification.

In accordance with SEC staff legal bulletins dealing with "co-filers" of shareholder proposals, we ask that you complete and return the enclosed form so that we may have, and be able to provide the SEC staff, clear documentation indicating which filer is designated to act as lead filer and granting the lead filer authority to agree to modifications and/or a withdrawal of the proposal on your behalf. Without this documentation clarifying the role of the lead filer as representative of the filing group, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,

Dave Henry

David G. Henry
Section Head
Shareholder Relations

c: Mr. John K. S. Wilson

Enclosure

**VIA FACSIMILE: 972-444-1505**

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning a climate science report, which I have co-filed on behalf of the Elizabeth A. Dubroff Trust for the 2006 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate John K. S. Wilson as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

____________________________

Anita Green

**VIA FACSIMILE: 972-444-1505**

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning a climate science report, which I have co-filed on behalf of the Elizabeth A. Dubroff Trust for the 2006 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate John K. S. Wilson as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Anita Green

CONGREGATION
of the
SISTERS of CHARITY of the INCARNATE WORD
P.O. BOX 230969 • 6510 LAWNDALE • HOUSTON, TEXAS 77223-0969
(713) 928-6053 • (713) 921-2949 FAX

December 9, 2005

Mr. Lee R. Raymond, CEO
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irvington, TX 75039-2298

Dear Mr. Raymond:

As Director of Corporate Social Responsibility for the Congregation of the Sisters of Charity of the Incarnate Word Houston, I am hereby authorized to notify you of our intention to submit the shareholder proposal on Climate Data in coordination with John K. Wilson of Christian Brothers Investment Services who shall serve as the primary contact for the shareholder group. We hereby support its inclusion in the proxy statement in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The Congregation of the Sisters of Charity of the Incarnate Word Houston is the beneficial owner of 100 shares of Exxon Mobil Corporation stock. Verification of beneficial ownership will be forwarded under separate cover. We have held stock for over one year and plan to continue to hold shares through the 2006 shareholder meeting.

Sincerely,

Sister Lillian Anne Healy, CCVI
Director of Corporate Social Responsibility

/jc

Enclosure

Cc: John K. Wilson, Christian Brothers Investment Services, Inc.
Leslie Lowe, ICCR

SHAREHOLDER PROPOSAL

DEC 14 2005

NO. OF SHARES ____________
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

**Exxon Mobil – Climate Data**

**Whereas:**

Corporations have a responsibility to create value for shareholders and benefits for society. However, companies acting to maximize shareholder value may impose costs on the public, including environmental degradation and climate change. It is in the long-term interest of society to minimize these "externalities," partly because they may hamper economic growth.

Government is responsible for creating standards for business conduct that will ensure respect for the environment and the public welfare. It is in the interest of shareholders for companies to act within a legal and regulatory framework that is consistent, predictable and effective.

Successful policymaking requires the best possible information. Without the cooperation of business, policymakers may lack crucial information necessary for effective regulation. Companies have a responsibility to be as transparent as possible in providing information to the public and the government.

**Whereas:**

The Intergovernmental Panel on Climate Change (IPCC), the international body of experts charged with climate change research, stated in its 2001 Third Assessment Report:

"There is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activity...Human influences will continue to change atmospheric composition throughout the 21st century."

The study describes climate impacts, such as higher global temperatures and increased precipitation, as "very likely."

A 2004 report by the Bush Administration's Climate Change Science Program states that increases in human-derived GHG emissions are the only likely explanation for global warming over the past three decades.

ExxonMobil has funded scientific studies and made public statements that appear to conflict with these conclusions. According to the June 2002 edition of ExxonMobil Perspectives:

"There continue to be substantial and well-documented gaps in climate science. These gaps limit scientists' ability to assess the extent of any human influence on climate..."

In November 2003, Andrew Swiger, Chairman and Production Director of ExxonMobil International Ltd, testified before the British House of Lords: "We say the science is unsettled."

**Whereas:**

A worldwide movement towards greater regulation to mitigate climate change has resulted from the IPCC reports. Consistent with its own position, ExxonMobil opposes most such regulation. Yet, it has not released primary research or an analysis of data supporting its conclusions. The lack of such information prevents shareholders, policymakers, and the public from being able to make decisions based on the facts the company claims to have.

**Resolved:** That, by the 2007 annual shareholder meeting, the Board of Directors make available to shareholders the research data relevant to ExxonMobil's stated position on the science of climate change, omitting proprietary information and at reasonable cost.

**Supporting Statement**

These data should:

1. Explain the specific differences between the company's position and that of the IPCC.

2. Describe company claims about 'gaps in climate science.'

3. Project the estimated costs of mitigating climate change compared to the costs of failing to do so.

4. Discuss relevant peer reviewed research data leading to the company's conclusions, including data that do not support the company's position.

citigroup

December 9, 2005

RECEIVED BY
OFFICE OF THE CHAIRMAN

DEC 12 2005

Routed For Action to: DSH
Informational Copy to: ______

Lee R. Raymond, CEO
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irvington, TX 75039-2298
Phone# 972-444-1000

Mr. Raymond:

The Congregation of the Sisters of Charity of the Incarnate Word has requested that we verify the proof of ownership of Exxon Mobil Corporation, Inc. stock. We, Citibank N.A. as Custodian of the Congregation of the Sisters of Charity of the Incarnate Word acknowledge that, the Congregation of the Sisters of Charity of the Incarnate Word has been the beneficial owner of at least $2,000 worth of Exxon Mobil Corporation, Inc. stock.

Sincerely,

MAREK WIDELSKI
Assistant Vice President
Citibank N.A.

Marek Widelski
Assistant Vice President
Citibank N.A Custodian for Congregation of the Sisters of Charity of the Incarnate Word

Cc: Sister Lillian Anne Healy

SHAREHOLDER PROPOSAL

DEC 12 2005

NO. OF SHARES ______
DISTRIBUTION: ... FLR: REG:
... GH: SMD

**Exxon Mobil Corporation**
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 16, 2005

**VIA UPS OVERNIGHT DELIVERY**

Sister Lillian Anne Healy, CCVI
Director of Corporate Social Responsibility
Congregation of the Sisters of Charity of the Incarnate Word
6510 Lawndale
Houston, TX 77223-0969

Dear Sister Lillian Anne Healy:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Sisters of Charity of the Incarnate Word Houston the proposal previously submitted by John K. S. Wilson concerning a climate science report in connection with ExxonMobil's 2006 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Since you do not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, such as by providing a statement from the record holder (for example, a bank or broker) of securities that you may own beneficially. Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 9, 2005, the date of submission of the proposal; (3) must state that you have continuously owned the securities for at least 12 months prior to December 9, 2005; and (4) must be dated on or after the date of submission. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your response adequately correcting this problem must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this notification.

In accordance with SEC staff legal bulletins dealing with "co-filers" of shareholder proposals, we ask that you complete and return the enclosed form so that we may have, and be able to provide the SEC staff, clear documentation indicating which filer is designated to act as lead filer and granting the lead filer authority to agree to modifications and/or a withdrawal of the proposal on your behalf. Without this documentation clarifying the role of the lead filer as representative of the filing group, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,

Dave Henry

David G. Henry
Section Head
Shareholder Relations

c: Mr. John K. S. Wilson

Enclosures

**VIA FACSIMILE: 972-444-1505**

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning a climate science report, which I have co-filed for the 2006 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate John K. S. Wilson as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

______________________________

Sister Lillian Anne Healy

DSI

DSI INTERNATIONAL MANAGEMENT, INC.
is a subsidiary of UBS AG

Date: December 9,2005

Lee R. Raymond

CEO

Exxon Mobil Corporation

5959 Las Colinas Blvd.

Irvington, TX 75039-2298

RECEIVED BY
OFFICE OF THE CHAIRMAN

DEC 16 2005

Routed For Action to: ____________
Informational Copy to: ____________

**RE: Exxon Mobil Corporation**

Dear Mr. Raymond,

This letter verifies that the Sisters of Charity of the Incarnate Word Houston, Texas own and hold in excess of 200 shares of Exxon Mobil Corporation Common Stock. DSI International Management, Inc. manages this account on behalf of the Sisters of Charity of the Incarnate Word Houston, Texas and Citibank provides custody of the assets. These shares have been held for more than one year and we will retain the shares through the annual meeting.

If you have any questions regarding this matter, please do not hesitate to contact me at (203) 719-6248.

Thank you,

Christine Charno

Christine Charno

Client Service Manager

(203) 719-6248

(203) 719-6075 – fax

Christine.Charno@dsiim.com

"Michele Egeberg"
<megeberg@sfmlp.com>

12/29/05 08:47 AM

To <david.g.henry@exxonmobil.com>
cc
bcc
Subject Shareholder Resolution

Dear Mr. Henry,

Systematic Financial Management is an investment advisor for the Congregation of the Sisters of Charity of the Incarnate Word. Ms. W. Esther Ng, the General Treasurer of the Congregation, asked that I notify Mr. Lee Raymond (whom I just found out is retired) that they are in the process of filing a shareholder resolution with Exxon Mobile. Per the rules of the SEC, I was asked to confirm with you that the Congregation holds stock valued at least $2,000 and has held such stock for at least one year.

If you need any further information, do not hesitate to call me.

Thank you and kind regards.

Happy New Year.

Michele Egeberg
Manager of Operations/Compliance Officer
Systematic Financial Management, LP
300 Frank W. Burr Blvd.
Glenpointe East, 7th Floor
Teaneck, NJ 07446
201-708-1677 (f) 201-928-1401

12/29

Called Michele and faxed her our letter of Dec 16 and Proponent's letter & proof of ownership.
I told her we need letter from record holder saying the shares have been held for ~~at least~~ one year through Dec 12, the date of submission

DGH

Systematic Financial Management, L.P.

## FACSIMILE TRANSMITTAL SHEET

| | |
|---|---|
| **TO:** Mr. David Henry | **DATE:** 12/29/2005 |
| **COMPANY:** Exxon | **FROM:** ~~Michele Egeberg~~ Manager of Operations/Compliance Officer |
| **PHONE NUMBER:** | **EMAIL:** megeberg@sfmlp.com |
| **FAX NUMBER:** 972-444-1505 | **PHONE NUMBER:** 201-708-1677 **FAX NUMBER:** 201-928-1401 |
| Re: Sisters of Charity Proof of Ownership | **TOTAL NO. OF PAGES INCLUDING COVER:** 2 |

- [ ] URGENT (PLEASE DELIVER IMMEDIATELY)
- [ ] PER YOUR REQUEST
- [ ] FOR YOUR REVIEW
- [ ] PLEASE CALL WHEN FAX IS RECEIVED

**ORIGINALS TO FOLLOW**

- [ ] BY OVERNIGHT DELIVERY
- [ ] BY 1ST CLASS MAIL

**NOTES/COMMENTS:**

Mr. Henry ~

Wishing you all the best in 2006 !

Michele

Systematic

300 FRANK W. BURR BLVD. 7TH FLOOR TEANECK, NJ 07666
201-928-1982 FAX 201-928-1465 www.sfmlp.com

December 29, 2005

Climate science
NOT OKAY

Mr. David Henry
Section Head Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irvington, TX 75039-2298

Re: Exxon Shareholder Resolution

Dear Mr. Henry,

The Congregation of the Sisters of Charity of the Incarnate Word has requested that we verify the proof of ownership of Exxon Mobil Corporation, Inc. stock. Please use this letter as verification that the Congregation of the Sisters of Charity of the Incarnate Word has been the beneficial owner of at least $2,000 worth of Exxon Mobil Corp stock and has held such stock for at least one year.

If you have any questions regarding this matter, please do not hesitate to call me at (201) 708-1677.

Thank you,

Michele Egeberg
Manager of Operations /
Compliance Officer

Sisters of MERCY
OF THE AMERICAS
Regional Community of Detroit

Phone (248) 476-8000 • Fax (248) 476-4222 • www.mercydetroit.org
29000 Eleven Mile Road • Farmington Hills, MI 48336-1405

December 8, 2005

Lee Raymond, Chair and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Raymond:

On behalf of the Sisters of Mercy, Regional Community of Detroit Charitable Trust, I am authorized to submit the following resolution, which asks that the Board of Directors make available to shareholders the research data relevant to ExxonMobil's stated position on the science of climate change, for inclusion in the 2006 proxy statement under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The Sisters of Mercy Trust is cosponsoring this resolution with the Christian Brothers Investment Service, John Wilson is contact, and others associated with the Interfaith Center on Corporate Responsibility.

The Sisters of Mercy reaffirmed their belief that stewardship of our environment must be a major priority for the entire religious order of Sisters of Mercy of the Americas. Global warming is just one aspect of care for our resources. We believe that it is important to continue to raise this concern with you—and haven't we been shown how individual and corporate disregard for the environment has had impact—very dramatically and sadly on our Gulf Coast?

The Sisters of Mercy, Regional Community of Detroit Charitable Trust is the beneficial owner of 22,080 shares of ExxonMobil stock. Verification of ownership follows. We plan to hold the stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting.

Yours truly,

Valerie Heinonen, osu.

Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
205 Avenue C, Apt 10E
NY, NY 10009
Telephone and fax: 212 674 2542
heinonenv@juno.com

SHAREHOLDER PROPOSAL

DEC 13 2005

NO. OF SHARES ____
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

Hermanas de la MISERICORDIA

# Exxon Mobil – Climate Data

**Whereas:**
Corporations have a responsibility to create value for shareholders and benefits for society. However, companies acting to maximize shareholder value may impose costs on the public, including environmental degradation and climate change. It is in the long-term interest of society to minimize these "externalities," partly because they may hamper economic growth.

Government is responsible for creating standards for business conduct that will ensure respect for the environment and the public welfare. It is in the interest of shareholders for companies to act within a legal and regulatory framework that is consistent, predictable and effective.

Successful policymaking requires the best possible information. Without the cooperation of business, policymakers may lack crucial information necessary for effective regulation. Companies have a responsibility to be as transparent as possible in providing information to the public and the government.

**Whereas:**
The Intergovernmental Panel on Climate Change (IPCC), the international body of experts charged with climate change research, stated in its 2001 Third Assessment Report:

"There is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activity...Human influences will continue to change atmospheric composition throughout the 21st century."

The study describes climate impacts, such as higher global temperatures and increased precipitation, as "very likely."

A 2004 report by the Bush Administration's Climate Change Science Program states that increases in human-derived GHG emissions are the only likely explanation for global warming over the past three decades.

ExxonMobil has funded scientific studies and made public statements that appear to conflict with these conclusions. According to the June 2002 edition of ExxonMobil Perspectives:

"There continue to be substantial and well-documented gaps in climate science. These gaps limit scientists' ability to assess the extent of any human influence on climate..."

In November 2003, Andrew Swiger, Chairman and Production Director of ExxonMobil International Ltd, testified before the British House of Lords: "We say the science is unsettled."

**Whereas:**
A worldwide movement towards greater regulation to mitigate climate change has resulted from the IPCC reports. Consistent with its own position, ExxonMobil opposes most such regulation. Yet, it has not released primary research or an analysis of data supporting its conclusions. The lack of such information prevents shareholders, policymakers, and the public from being able to make decisions based on the facts the company claims to have.

**Resolved:** That, by the 2007 annual shareholder meeting, the Board of Directors make available to shareholders the research data relevant to ExxonMobil's stated position on the science of climate change, omitting proprietary information and at reasonable cost.

**Supporting Statement**
These data should:
1. Explain the specific differences between the company's position and that of the IPCC.
2. Describe company claims about 'gaps in climate science.'
3. Project the estimated costs of mitigating climate change compared to the costs of failing to do so.
4. Discuss relevant peer reviewed research data leading to the company's conclusions, including data that do not support the company's position.

**Exxon Mobil Corporation**
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

**ExxonMobil**

December 16, 2005

**VIA UPS OVERNIGHT DELIVERY**

Ms. Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
Sisters of Mercy of the Americas
205 Avenue C, Apt. 10E
New York, NY 10009

Dear Ms. Heinonen:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Sisters of Mercy, Regional Community of Detroit the proposal previously submitted by John K. S. Wilson concerning a climate science report in connection with ExxonMobil's 2006 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Since you do not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, such as by providing a statement from the record holder (for example, a bank or broker) of securities that you may own beneficially. Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 8, 2005, the date of submission of the proposal; (3) must state that you have continuously owned the securities for at least 12 months prior to December 8, 2005; and (4) must be dated on or after the date of submission. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your response adequately correcting this problem must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this notification.

In accordance with SEC staff legal bulletins dealing with "co-filers" of shareholder proposals, we ask that you complete and return the enclosed form so that we may have, and be able to provide the SEC staff, clear documentation indicating which filer is designated to act as lead filer and granting the lead filer authority to agree to modifications and/or a withdrawal of the proposal on your behalf. Without this documentation clarifying the role of the lead filer as representative of the filing group, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,

Dave Henry

David G. Henry
Section Head
Shareholder Relations

c: Mr. John K. S. Wilson

Enclosures

**VIA FACSIMILE: 972-444-1505**

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning a climate science report, which I have co-filed for the 2006 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate John K. S. Wilson as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

____________________________

Valerie Heinonen

STATE STREET
For Everything You Invest In™

801 Pennsylvania
Kansas City, MO 64105
Telephone: (816) 871-4100

December 13, 2005

Lee Raymond
Chief Executive Officer
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

RECEIVED BY
OFFICE OF THE CHAIRMAN
DEC 16 2005
Routed For Action to:______
Informational Copy to:______

Dear Mr. Raymond:

This letter will certify that, as of December 8, 2005, State Street Bank and Trust Company, as Custodian, held for the beneficial interest of the Charitable Trust of the Sisters of Mercy Regional Community of Detroit 10,960 shares of Exxon Mobil Corporation.

Further, please note that State Street Bank and Trust Company has continuously held at least $600,000 in market value of Exxon Mobil Corporation on behalf of the Charitable Trust of the Sisters of Mercy Regional Community of Detroit since September 30, 2003.

If you have any questions concerning this master, please do not hesitate to contact me at 816.871.7334.

Sincerely,

Eric S. Bittner
Client Relationship Officer

cc: Sr. Valerie Heinonen

SHAREHOLDER PROPOSAL
DEC 19 2005
NO. OF SHARES______
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

**VIA FACSIMILE: 972-444-1505**

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning a climate science report, which I have co-filed for the 2006 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate John K. S. Wilson as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Valerie Heinonen

Valerie Heinonen

School Sisters of Notre Dame
St. Louis Province

320 East Ripa Avenue
St. Louis, MO 63125-2897
314-544-0455 voice
314-544-6754 fax
www.ssnd-sl.org

SHAREHOLDER PROPOSAL

DEC 1 4 2005

NO. OF SHARES________
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

December 7, 2005

Lee R. Raymond, CEO
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298

Dear Mr. Raymond:

I am writing you on behalf of the School Sisters of Notre Dame, an international religious congregation committed to the well-being and quality of life of the human family throughout the world.

We believe we are all responsible for preserving our universe. Global warming is a real threat to the future of this planet. We feel that our company needs to do its part to create a more sustainable future for our earth and would like our company to share its research data relevant to the science of climate change.

The School Sisters of Notre Dame of St. Louis are the beneficial owners of 3,050 shares of Exxon Mobil common stock. Verification of ownership of the shares is attached. We have held this stock continuously for over a year and intend to hold the stock at least through the date of the annual meeting.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with the John Wilson of Christian Brothers Investment Services. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the next stockholders meeting in accordance with Rule 14-a 8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the shareholders' meeting to move the resolution. We hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution is John Wilson, wilsonj@cbisonline.com.

We hope that the Board of Directors will agree to support and implement this shareholder resolution.

Sincerely,

Sister Linda Jansen SSND

Sister Linda Jansen, SSND
Provincial Treasurer

**Transforming the World through Education**

## Exxon Mobil – Climate Data

**Whereas:**

Corporations have a responsibility to create value for shareholders and benefits for society. However, companies acting to maximize shareholder value may impose costs on the public, including environmental degradation and climate change. It is in the long-term interest of society to minimize these "externalities," partly because they may hamper economic growth.

Government is responsible for creating standards for business conduct that will ensure respect for the environment and the public welfare. It is in the interest of shareholders for companies to act within a legal and regulatory framework that is consistent, predictable and effective.

Successful policymaking requires the best possible information. Without the cooperation of business, policymakers may lack crucial information necessary for effective regulation. Companies have a responsibility to be as transparent as possible in providing information to the public and the government.

**Whereas:**

The Intergovernmental Panel on Climate Change (IPCC), the international body of experts charged with climate change research, stated in its 2001 Third Assessment Report:

"There is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activity...Human influences will continue to change atmospheric composition throughout the 21st century."

The study describes climate impacts, such as higher global temperatures and increased precipitation, as "very likely."

A 2004 report by the Bush Administration's Climate Change Science Program states that increases in human-derived GHG emissions are the only likely explanation for global warming over the past three decades.

ExxonMobil has funded scientific studies and made public statements that appear to conflict with these conclusions. According to the June 2002 edition of ExxonMobil Perspectives:

"There continue to be substantial and well-documented gaps in climate science. These gaps limit scientists' ability to assess the extent of any human influence on climate..."

**The Commerce Trust Company**
*A division of Commerce Bank, N.A.*

Cindy M. Lewis
(314) 746-7322
(800) 292-1601 ext. 7322
cindy.lewis@commercebank.com

December 7, 2005

Sister Linda Jansen
School Sisters of Notre Dame
320 East Ripa Avenue
St. Louis, MO 63124

RE: School Sister of Notre Dame General Account # 71-0141-01-1

Dear Sister Linda:

| Security | Shares | Acquisition Date |
|---|---|---|
| Exxon Mobil Corp | 3,050 | Held continuously for at least one year |

To the best of my knowledge the Sisters intend to hold this security in this account at least through the date of the next annual meeting.

If you have any questions or comments, please do not hesitate to contact me at (314) 746-7322.

Very truly yours,

Cindy M. Lewis

Cindy M. Lewis, CTFA, CISP
Senior Vice President

CML:vkm

**Exxon Mobil Corporation**
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 16, 2005

**VIA UPS OVERNIGHT DELIVERY**

Sister Linda Jansen, SSND
Provincial Treasurer
School Sisters of Notre Dame – St. Louis Province
320 East Ripa Avenue
St. Louis, MO 63125-2897

Dear Sister Linda Jansen:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the School Sisters of Notre Dame of St. Louis the proposal previously submitted by John K. S. Wilson concerning a climate science report in connection with ExxonMobil's 2006 annual meeting of shareholders. By copy of a letter from Commerce Bank, share ownership has been verified.

In accordance with SEC staff legal bulletins dealing with "co-filers" of shareholder proposals, we ask that you complete and return the enclosed form so that we may have, and be able to provide the SEC staff, clear documentation indicating which filer is designated to act as lead filer and granting the lead filer authority to agree to modifications and/or a withdrawal of the proposal on your behalf. Without this documentation clarifying the role of the lead filer as representative of the filing group, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Mr. John K. S. Wilson

Enclosure

**VIA FACSIMILE: 972-444-1505**

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning a climate science report, which I have co-filed for the 2006 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate John K. S. Wilson as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

______________________________
Sister Linda Jansen

**VIA FACSIMILE: 972-444-1505**

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning a climate science report, which I have co-filed for the 2006 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate John K. S. Wilson as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Sister Linda Jansen, SSND

Sister Linda Jansen

**School Sisters of Notre Dame Cooperative Investment Fund**
**Social Responsibility Office**
**336 East Ripa Avenue**
**St. Louis, MO 63125-2800**
**phone and fax: 314-638-5453**
**e-mail: SuMaJor@aol.com**

RECEIVED B
OFFICE OF THE C
DEC 13
Routed For Actio
Informational Co

December 7, 2005

Mr. Lee R. Raymond, Chair and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Raymond:

As you know, religious investors are increasingly concerned about the social responsibility as well as the financial responsibility of the companies in which they invest. It is our conviction that economic behavior must show concern for the good of the human family.

We have been following with great concern the phenomenon of climate change and global warming. We believe that ExxonMobil has a duty to assess and disclose to shareholders pertinent information on its responses associated with climate change. Because of our concern for the environment and the integrity of all creation, we are joining other shareholders in asking that by the 2007 annual meeting, the Board of Directors make available to shareholders the research data relevant to ExxonMobil's stated position on the science of climate change. The shareholder proposal enclosed with this letter includes what we hope is included in that data.

The School Sisters of Notre Dame Cooperative Investment Fund is the beneficial owner of 100 shares of ExxonMobil Corporation stock. Verification of ownership of the shares is enclosed. The stock will be held at least through the date of the annual meeting.

I am hereby authorized to notify you of our intention to join with Christian Brothers Investment Services, Inc. (CBIS), and other shareholders, in submitting the attached proposal for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. John K. S. Wilson, Director of Socially Responsible Investing at Christian Brothers Investment Services, Inc., is the lead filer and contact for this proposal. (212-490-0800, ext 191).

We hope that the Board of Directors will agree to support and implement this shareholder resolution.

Sincerely,

Susan Jordan, SSND

Susan Jordan, SSND
Social Responsibility Agent for the Board of Directors,
School Sisters of Notre Dame Cooperative Investment Fund

SHAREHOLDER PROPOSAL
DEC 13 2005
NO. OF SHARES
DISTRIBUTION: HHH: FLR: REG: JEP: DGH: SMD

cc: John Wilson: CBIS
Julie Wokaty, Leslie Lowe: ICCR

**Global Warming - Disclose Climate Data**
**2006 – Exxon Mobil Corporation**

**Whereas:**
Corporations have a responsibility to create value for shareholders and benefits for society. However, companies acting to maximize shareholder value may impose costs on the public, including environmental degradation and climate change. It is in the long-term interest of society to minimize these "externalities," partly because they may hamper economic growth.

Government is responsible for creating standards for business conduct that will ensure respect for the environment and the public welfare. It is in the interest of shareholders for companies to act within a legal and regulatory framework that is consistent, predictable and effective.

Successful policymaking requires the best possible information. Without the cooperation of business, policymakers may lack crucial information necessary for effective regulation. Companies have a responsibility to be as transparent as possible in providing information to the public and the government.

**Whereas:**
The Intergovernmental Panel on Climate Change (IPCC), the international body of experts charged with climate change research, stated in its 2001 Third Assessment Report:

"There is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activity...Human influences will continue to change atmospheric composition throughout the 21st century."

The study describes climate impacts, such as higher global temperatures and increased precipitation, as "very likely."

A 2004 report by the Bush Administration's Climate Change Science Program states that increases in human-derived GHG emissions are the only likely explanation for global warming over the past three decades.

ExxonMobil has funded scientific studies and made public statements that appear to conflict with these conclusions. According to the June 2002 edition of ExxonMobil Perspectives:

"There continue to be substantial and well-documented gaps in climate science. These gaps limit scientists' ability to assess the extent of any human influence on climate..."

In November 2003, Andrew Swiger, Chairman and Production Director of ExxonMobil International Ltd, testified before the British House of Lords: "We say the science is unsettled."

**Whereas:**
A worldwide movement towards greater regulation to mitigate climate change has resulted from the IPCC reports. Consistent with its own position, ExxonMobil opposes most such regulation. Yet, it has not released primary research or an analysis of data supporting its conclusions. The lack of such information prevents shareholders, policymakers, and the public from being able to make decisions based on the facts the company claims to have.

**Resolved:** That, by the 2007 annual shareholder meeting, the Board of Directors make available to shareholders the research data relevant to ExxonMobil's stated position on the science of climate change, omitting proprietary information and at reasonable cost.

**Supporting Statement**
These data should:
1. Explain the specific differences between the company's position and that of the IPCC.
2. Describe company claims about 'gaps in climate science.'
3. Project the estimated costs of mitigating climate change compared to the costs of failing to do so.
4. Discuss relevant peer reviewed research data leading to the company's conclusions, including data that do not support the company's position.

STATE STREET.
For Everything You Invest In™

David Renteria
Vice President

**Institutional Investor Services**
444 South Flower Street, 45th Floor
Los Angeles, California 90071

Telephone 213-362-7442
Facsimile 213-362-7330
dfrenteria@statestreet.com

December 7, 2005

Sister Susan Jordan
School Sisters of Notre Dame
Cooperative Investment Fund
336 East Ripa Avenue
St. Louis, MO 63125

Re: School Sisters of Notre Dame
Cooperative Investment Fund
Directed Investment – 11CJ

Dear Sister Susan:

This is to confirm that the following security is held in the above referenced account:

| Security | Shares | Acquisition Date |
|---|---|---|
| Exxon Mobil Corp | 100 | Held for at least one year |

The Sisters have owned the stock continuously for over a year as of December 7, 2005, the date of submission and intend to hold this security continuously in this account at least through the date of the next annual meeting.

If you have any questions or need additional information, please call me at (213) 362-7442.

Sincerely,

David R

cc: Sister Joanna Illg

**Exxon Mobil Corporation**
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 16, 2005

**VIA UPS OVERNIGHT DELIVERY**

Ms. Susan Jordan, SSND
Social Responsibility Agent for the Board of Directors
School Sisters of Notre Dame Cooperative Investment Fund
336 East Ripa Avenue
St. Louis, MO 63125-2800

Dear Ms. Jordan:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the School Sisters of Notre Dame Cooperative Investment Fund the proposal previously submitted by John K. S. Wilson concerning a climate science report in connection with ExxonMobil's 2006 annual meeting of shareholders. By copy of a letter from State Street, share ownership has been verified.

In accordance with SEC staff legal bulletins dealing with "co-filers" of shareholder proposals, we ask that you complete and return the enclosed form so that we may have, and be able to provide the SEC staff, clear documentation indicating which filer is designated to act as lead filer and granting the lead filer authority to agree to modifications and/or a withdrawal of the proposal on your behalf. Without this documentation clarifying the role of the lead filer as representative of the filing group, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Mr. John K. S. Wilson

Enclosure

**VIA FACSIMILE: 972-444-1505**

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning a climate science report, which I have co-filed for the 2006 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate John K. S. Wilson as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

______________________________

Susan Jordan

**VIA FACSIMILE: 972-444-1505**

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning a climate science report, which I have co-filed for the 2006 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate John K. S. Wilson as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Susan Jordan, SSND

Susan Jordan

SISTERS OF ST. JOSEPH OF CARONDELET
ST. LOUIS PROVINCE

**Province Leadership Team**

RECEIVED BY
OFFICE OF THE CHAIRMAN

DEC 13 2005

Routed For Action to: ________
Informational Copy to: ________

December 12, 2005

Lee R. Raymond, CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Raymond:

Investors are increasingly concerned about the financial and social responsibility of the companies in which they invest. As shareholders, it is our conviction that ExxonMobil must behave in ways that show concern for the good of all creation.

We believe we humans are deeply interconnected with all Life. ExxonMobil is held in moral liability for the future of Earth's fragile ecosystems because the corporation contributes to environmental degradation and global warming, which impact animals and plant life and the human race.

I am hereby authorized to notify you of our intention to join with Christian Brothers Investment Services - Socially Responsible Investing, and with other shareholders in submitting the enclosed proposal for consideration and action by the stockholders at our 2005 annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934.

Please include the enclosed proposal in the Company's Proxy Statement and Form of Proxy relating to the 2006 Annual Meeting of Stockholders of ExxonMobil. A representative of Christian Brothers Investment Services, Inc. (CBIS) will present this resolution to the assembled stockholders.

The Sisters of St. Joseph of Carondelet, St. Louis Province, are the beneficial owners of 580 shares of ExxonMobil Corporation stock. Verification of ownership (copies of two stock certificates) and a copy of the resolution are enclosed. The stock will be held at least through the date of the annual meeting.

It is our understanding that this resolution may also be filed by others. Therefore, we are not submitting a separate proposal but are co-sponsoring this resolution with these groups.

SHAREHOLDER PROPOSAL

DEC 13 2005

NO. OF SHARES ________
DISTRIBUTION: HHH: FLR: REG:

Mr. John K. S. Wilson, Director of Socially Responsible Investing at Christian Brothers Investment Services, is the contact person for this resolution, and any materials sent to him and the other co-filers should be sent to me also. Mr. Wilson's contact information is: 90 Park Avenue, 29th Floor; New York, NY 10016; phone: 212-490-0800 x118; email: wilsonj@cbisonline.com

We hope that the Board of Directors will agree to support and implement this shareholder resolution.

Sincerely,

Mary Kay Liston, CSJ

Mary Kay Liston, CSJ
Secretary, Sisters of St. Joseph of Carondelet
St. Louis Province Leadership Team

Copy: Henry Hubble, Secretary
ExxonMobil

**Exxon Mobil – Climate Data**

Whereas:

Corporations have a responsibility to create value for shareholders and benefits for society. However, companies acting to maximize shareholder value may impose costs on the public, including environmental degradation and climate change. It is in the long-term interest of society to minimize these "externalities," partly because they may hamper economic growth.

Government is responsible for creating standards for business conduct that will ensure respect for the environment and the public welfare. It is in the interest of shareholders for companies to act within a legal and regulatory framework that is consistent, predictable and effective.

Successful policymaking requires the best possible information. Without the cooperation of business, policymakers may lack crucial information necessary for effective regulation. Companies have a responsibility to be as transparent as possible in providing information to the public and the government.

Whereas:

The Intergovernmental Panel on Climate Change (IPCC), the international body of experts charged with climate change research, stated in its 2001 Third Assessment Report:

"There is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activity...Human influences will continue to change atmospheric composition throughout the 21st century."

The study describes climate impacts, such as higher global temperatures and increased precipitation, as "very likely."

A 2004 report by the Bush Administration's Climate Change Science Program states that increases in human-derived GHG emissions are the only likely explanation for global warming over the past three decades.

ExxonMobil has funded scientific studies and made public statements that appear to conflict with these conclusions. According to the June 2002 edition of ExxonMobil Perspectives:

"There continue to be substantial and well-documented gaps in climate science. These gaps limit scientists' ability to assess the extent of any human influence on climate..."

In November 2003, Andrew Swiger, Chairman and Production Director of ExxonMobil International Ltd, testified before the British House of Lords: "We say the science is unsettled."

Whereas:

A worldwide movement towards greater regulation to mitigate climate change has resulted from



WITHOUT PAR VALUE
CUSIP 30231G 10 2
SEE REVERSE FOR CERTAIN DEFINITIONS

# ExxonMobil

## COMMON STOCK

THIS CERTIFICATE IS TRANSFERABLE IN NEW YORK, NEW YORK OR BOSTON, MASSACHUSETTS

EXXON MOBIL CORPORATION INCORPORATED UNDER THE LAWS OF NEW JERSEY SIST E 015277 3300 10 02249-9442 EL30011

THIS CERTIFIES THAT

SISTERS OF ST JOSEPH OF *290*********
CARONDELET ST LOUIS PROVINCE **290********
ATT MARY F JOHNSON CSJ TREAS ***290*******
6400 MINNESOTA ****290******
ST LOUIS MO 63111 2807 *****290*****

IS THE OWNER OF

*TWO HUNDRED NINETY*

shares of the fully paid and non-assessable Common Stock of Exxon Mobil Corporation transferable on the books of the Corporation in person or by duly authorized attorney upon the surrender of this Certificate properly endorsed. This Certificate is not valid until countersigned and registered by the Transfer Agent and Registrar. Witness the signatures of its duly authorized officers.

DATED: DEC 30 1999

COUNTERSIGNED AND REGISTERED
EQUISERVE TRUST COMPANY, N.A.
TRANSFER AGENT AND REGISTRAR
BY:

AUTHORIZED SIGNATURE

CHAIRMAN OF THE BOARD

TREASURER

NUMBER E 015277

SHARES **290**



WITHOUT PAR VALUE
CUSIP 30231G 10 2
SEE REVERSE FOR CERTAIN DEFINITIONS

# ExxonMobil

**COMMON STOCK**
THIS CERTIFICATE IS TRANSFERABLE IN CANTON, MA, JERSEY CITY, NJ AND NEW YORK CITY, NY

EXXON MOBIL CORPORATION INCORPORATED UNDER THE LAWS OF NEW JERSEY

SIST W 244395 3300 10 02249-9442 264962S

THIS CERTIFIES THAT

SISTERS OF ST JOSEPH OF ★290★★★★★★★★★
CARONDELET ST LOUIS PROVINCE ★★290★★★★★★★★
ATT MARY F JOHNSON CSJ TREAS ★★★290★★★★★★★
6400 MINNESOTA ★★★★290★★★★★★
ST LOUIS MO 63111 2807 ★★★★★290★★★★★

IS THE OWNER OF ★TWO HUNDRED NINETY★

*Shares of the fully paid and non-assessable Common Stock of Exxon Mobil Corporation transferable on the books of the Corporation in person or by duly authorized attorney upon the surrender of this Certificate properly endorsed. This Certificate is not valid until countersigned and registered by the Transfer Agent and Registrar. Witness the signatures of its duly authorized officers.*

DATED: JUL 18 2001

COUNTERSIGNED AND REGISTERED
EQUISERVE TRUST COMPANY, N.A.
TRANSFER AGENT AND REGISTRAR
BY:

AUTHORIZED SIGNATURE

CHAIRMAN OF THE BOARD

TREASURER

NUMBER W244395

SHARES ★290★

**Exxon Mobil Corporation**
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 16, 2005

**VIA UPS OVERNIGHT DELIVERY**

Ms. Mary Kay Liston, CSJ
Secretary
Sisters of St. Joseph of Carondelet
6400 Minnesota Avenue
St. Louis, MO 63111-2899

Dear Ms. Liston:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Sisters of St. Joseph of Carondelet the proposal previously submitted by John K. S. Wilson concerning a climate science report in connection with ExxonMobil's 2006 annual meeting of shareholders. Since the Sisters of St. Joseph of Carondelet are a registered shareholder, share ownership has been verified.

In accordance with SEC staff legal bulletins dealing with "co-filers" of shareholder proposals, we ask that you complete and return the enclosed form so that we may have, and be able to provide the SEC staff, clear documentation indicating which filer is designated to act as lead filer and granting the lead filer authority to agree to modifications and/or a withdrawal of the proposal on your behalf. Without this documentation clarifying the role of the lead filer as representative of the filing group, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Mr. John K. S. Wilson

Enclosure

**VIA FACSIMILE: 972-444-1505**

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning a climate science report, which I have co-filed for the 2006 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate John K. S. Wilson as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

______________________________
Mary Kay Liston

**VIA FACSIMILE: 972-444-1505**

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning a climate science report, which I have co-filed for the 2006 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate John K. S. Wilson as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Mary Kay Liston

# Congregation of the Sisters of Charity of the Incarnate Word

L.V.I.

**Generalate**

*4503 Broadway / San Antonio, Texas 78209-6209 / (210) 828-2224 / Fax: (210) 828-9741*


December 12, 2005

Mr. Lee R. Raymond
Chairman and Chief Executive Officer
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

**RE: Agenda Item for 2006 Annual Shareholder Meeting**

Dear Mr. Raymond:

Please include the enclosed proposal in the Company's Proxy Statement and Form of Proxy relating to the 2006 Annual Meeting of Stockholders of ExxonMobil. A representative of Christian Brothers Investment Services, Inc. (CBIS) will present this resolution to the assembled stockholders.

Under separate cover, we will supply certification from our Custodian, of our long position of shares and the fulfillment of the market value amount and time requirements of SEC Rule 14a-8. The Congregation of the Sister of Charity of the Incarnate Word intends to fulfill all requirements of Rule 14a-8, including holding the requisite amount of equity through the date of the 2006 Meeting. We will also comply with the company's request that we show holdings verification as of the date the resolution was submitted.

The Congregation of the Sister of Charity of the Incarnate Word will co-file with Christian Brothers Investment Services, Inc. The undersigned representative, John Wilson, of CBIS has been designated the lead filer and primary contact on this matter.

Sincerely yours,

W. Esther Ng

W. Esther Ng
General Treasurer

cc: Nadera Narine, ICCR Staff
Leslie Lowe, Energy and Environment-ICCR
Julie Wokaty, ICCR Web page and Proxy Book
Sr. Susan Mika, SRIC
John Wilson, Christian Brothers

SHAREHOLDER PROPOSAL

DEC 14 2005

NO. OF SHARES__________
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

## Global Warming - Disclose Climate Data
## 2006 – Exxon Mobil Corporation

**Whereas:**

Corporations have a responsibility to create value for shareholders and benefits for society. However, companies acting to maximize shareholder value may impose costs on the public, including environmental degradation and climate change. It is in the long-term interest of society to minimize these "externalities," partly because they may hamper economic growth.

Government is responsible for creating standards for business conduct that will ensure respect for the environment and the public welfare. It is in the interest of shareholders for companies to act within a legal and regulatory framework that is consistent, predictable and effective.

Successful policymaking requires the best possible information. Without the cooperation of business, policymakers may lack crucial information necessary for effective regulation. Companies have a responsibility to be as transparent as possible in providing information to the public and the government.

**Whereas:**

The Intergovernmental Panel on Climate Change (IPCC), the international body of experts charged with climate change research, stated in its 2001 Third Assessment Report:

"There is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activity...Human influences will continue to change atmospheric composition throughout the 21st century."

The study describes climate impacts, such as higher global temperatures and increased precipitation, as "very likely."

A 2004 report by the Bush Administration's Climate Change Science Program states that increases in human-derived GHG emissions are the only likely explanation for global warming over the past three decades.

ExxonMobil has funded scientific studies and made public statements that appear to conflict with these conclusions. According to the June 2002 edition of ExxonMobil Perspectives:

"There continue to be substantial and well-documented gaps in climate science. These gaps limit scientists' ability to assess the extent of any human influence on climate..."

In November 2003, Andrew Swiger, Chairman and Production Director of ExxonMobil International Ltd, testified before the British House of Lords: "We say the science is unsettled."

**Whereas:**

A worldwide movement towards greater regulation to mitigate climate change has resulted from the IPCC reports. Consistent with its own position, ExxonMobil opposes most such regulation. Yet, it has not released primary research or an analysis of data supporting its conclusions. The lack of such information prevents shareholders, policymakers, and the public from being able to make decisions based on the facts the company claims to have.

**Resolved:** That, by the 2007 annual shareholder meeting, the Board of Directors make available to shareholders the research data relevant to ExxonMobil's stated position on the science of climate change, omitting proprietary information and at reasonable cost.

**Supporting Statement**

These data should:

1. Explain the specific differences between the company's position and that of the IPCC.

2. Describe company claims about 'gaps in climate science.'

3. Project the estimated costs of mitigating climate change compared to the costs of failing to do so.

4. Discuss relevant peer reviewed research data leading to the company's conclusions, including data that do not support the company's position.

**Exxon Mobil Corporation**
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 16, 2005

**VIA UPS OVERNIGHT DELIVERY**

Ms. W. Esther Ng
General Treasurer
Congregation of the Sisters of Charity
Of the Incarnate Word
4503 Broadway
San Antonio, TX 78209-6209

Dear Ms. Ng:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Congregation of the Sisters of Charity of the Incarnate Word the proposal previously submitted by John K. S. Wilson concerning a climate science report in connection with ExxonMobil's 2006 annual meeting of shareholders. However, proof of ownership was not complete.

Rule 14a-8(b)(2)(1) (copy enclosed) requires that you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit the proposal. The attached letter indicates that you owned the requisite number of shares on December 9, 2005. In order to establish your eligibility, you must submit documentation from the record owner of your securities that you owned the shares continuously for at least the one-year period prior to December 12, 2005, the date of submission of the proposal. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your response adequately correcting these problems must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this notification.

In accordance with SEC staff legal bulletins dealing with "co-filers" of shareholder proposals, we ask that you complete and return the enclosed form so that we may have, and be able to provide the SEC staff, clear documentation indicating which filer is designated to act as lead filer and granting the lead filer authority to agree to modifications and/or a withdrawal of the proposal on your behalf. Without this documentation clarifying the role of the lead filer as representative of the filing group, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,

Dave Henry

David G. Henry
Section Head
Shareholder Relations

c: Mr. John K. S. Wilson

Enclosures

**VIA FACSIMILE: 972-444-1505**

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning a climate science report, which I have co-filed for the 2006 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate John K. S. Wilson as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

______________________________

W. Esther Ng

**VIA FACSIMILE: 972-444-1505**

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning a climate science report, which I have co-filed for the 2006 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate John K. S. Wilson as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

W. Esther Ng

W. Esther Ng

150 years

THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

December 2, 2005

RECEIVED BY
OFFICE OF THE CHAIRMAN

DEC 06 2005

Routed For Action to: PS
Informational Copy to:

Mr. Lee R. Raymond
Chairman of the Board
ExxonMobil
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Raymond:

Peace and all good! Last year, we expressed our concern regarding our company becoming more involved in the worldwide movement to mitigate climate change and reexamine why it is not supportive of the reports provided by the Intergovernmental Panel on Climate Change (IPCC). Last year, we strongly urged you to examine your claims about "gaps in climate science." Again, this year we have greater reason to bring the issue to your full attention because of its importance and because you have the moral responsibility to use profits wisely. According to one analyst, ExxonMobil is "by far the most efficient company in the energy industry." Let's use that efficiency in a proactive manner with regard to climate change and the profound positive effects on global stability, and sustainability. Out of concern for the future direction of ExxonMobil and our global community, we ask that you take a substantial step forward in transparency and global responsibility as you review and respond to this proposal.

As a faith-based investor, I am hereby authorized to notify you of our intention to submit this shareholder proposal with the Christian Brothers Investment Services. I submit it for inclusion in the proxy statement for consideration and action by the next stockholders meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the shareholders meeting to move the resolution. We hope that representatives of the company will meet with the proponents of this resolution. Please note that the contact person for this resolution will be: John K. S. Wilson, Director –Socially Responsible Investing, CBIS. His phone number is: 212-490-0800; his email address is: wilson@cbisonline.com

As verification that we are beneficial owners of common stock in ExxonMobil, I enclose a letter from Northern Trust Company, our portfolio custodian/record holder attesting to the fact. It is our intention to keep these shares in our portfolio through the date of the annual meeting.

Respectfully yours,

Nora M. Nash, OSF

Nora M. Nash, OSF
Director, Corporate Social Responsibility

Enclosures

cc: John Wilson, CBIS
Audley Wiggan, CBIS
Leslie Lowe, ICCR
Julie Wokaty, ICCR

SHAREHOLDER PROPOSAL

DEC 06 2005

NO. OF SHARES -0-
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

*Office of Corporate Social Responsibility*
609 South Convent Road • Aston, PA 19014-1207
610-558-7661 • Fax: 610-558-5855 • E-mail: nnash@osfphila.org • www.osfphila.org

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60675
(312) 630-6000

# Northern Trust

December 2, 2005

To Whom It May Concern:

This letter will verify that the Sisters of St. Francis of Philadelphia hold at least $2,000 worth of Exxon Mobil. These shares have been held for more than one year and will be held at the time of your next annual meeting.

The Northern Trust Company serves as custodian for the Sisters of St. Francis of Philadelphia. The above mentioned shares are registered in a nominee name of the Northern Trust.

This letter will further verify that Sister Nora M. Nash is a representative of the Sisters of St. Francis of Philadelphia and is authorized to act in their behalf.

Sincerely,

Frank Fauser
2nd Vice President

## Exxon Mobil – Climate Data

**Whereas:**

Corporations have a responsibility to create value for shareholders and benefits for society. However, companies acting to maximize shareholder value may impose costs on the public, including environmental degradation and climate change. It is in the long-term interest of society to minimize these "externalities," partly because they may hamper economic growth.

Government is responsible for creating standards for business conduct that will ensure respect for the environment and the public welfare. It is in the interest of shareholders for companies to act within a legal and regulatory framework that is consistent, predictable and effective.

Successful policymaking requires the best possible information. Without the cooperation of business, policymakers may lack crucial information necessary for effective regulation. Companies have a responsibility to be as transparent as possible in providing information to the public and the government.

**Whereas:**

The Intergovernmental Panel on Climate Change (IPCC), the international body of experts charged with climate change research, stated in its 2001 Third Assessment Report:

"There is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activity...Human influences will continue to change atmospheric composition throughout the 21st century."

The study describes climate impacts, such as higher global temperatures and increased precipitation, as "very likely."

A 2004 report by the Bush Administration's Climate Change Science Program states that increases in human-derived GHG emissions are the only likely explanation for global warming over the past three decades.

ExxonMobil has funded scientific studies and made public statements that appear to conflict with these conclusions. According to the June 2002 edition of ExxonMobil Perspectives:

"There continue to be substantial and well-documented gaps in climate science. These gaps limit scientists' ability to assess the extent of any human influence on climate..."

In November 2003, Andrew Swiger, Chairman and Production Director of ExxonMobil International Ltd, testified before the British House of Lords: "We say the science is unsettled."

**Whereas:**

A worldwide movement towards greater regulation to mitigate climate change has resulted from the IPCC reports. Consistent with its own position, ExxonMobil opposes most such regulation. Yet, it has not released primary research or an analysis of data supporting its conclusions. The lack of such information prevents shareholders, policymakers, and the public from being able to make decisions based on the facts the company claims to have.

**Resolved:** That, by the 2007 annual shareholder meeting, the Board of Directors make available to shareholders the research data relevant to ExxonMobil's stated position on the science of climate change, omitting proprietary information and at reasonable cost.

**Supporting Statement**

These data should:

1. Explain the specific differences between the company's position and that of the IPCC.

2. Describe company claims about 'gaps in climate science.'

3. Project the estimated costs of mitigating climate change compared to the costs of failing to do so.

4. Discuss relevant peer reviewed research data leading to the company's conclusions, including data that do not support the company's position.

**Exxon Mobil Corporation**
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 6, 2005

**VIA UPS OVERNIGHT DELIVERY**

Ms. Nora M. Nash, OSF
Director, Corporate Social Responsibility
The Sisters of St. Francis of Philadelphia
609 South Convent Road
Aston, PA 19014-1207

Dear Ms. Nash:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of The Sisters of St. Francis of Philadelphia the proposal previously submitted by John K. S. Wilson concerning a climate science report in connection with ExxonMobil's 2006 annual meeting of shareholders. By copy of a statement from Northern Trust, share ownership has been verified.

In accordance with SEC staff legal bulletins dealing with "co-filers" of shareholder proposals, we ask that you complete and return the enclosed form so that we may have, and be able to provide the SEC staff, clear documentation indicating which filer is designated to act as lead filer and granting the lead filer authority to agree to modifications and/or a withdrawal of the proposal on your behalf. Without this documentation clarifying the role of the lead filer as representative of the filing group, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Mr. John K. S. Wilson

Enclosure

**VIA FACSIMILE: 972-444-1505**

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning a climate science report, which I have co-filed for the 2006 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate John K. S. Wilson as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

______________________________

Ms. Nora M. Nash

**VIA FACSIMILE: 972-444-1505**

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning a climate science report, which I have co-filed for the 2006 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate John K. S. Wilson as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Sr. Nora M. Nash, OSF

Ms. Nora M. Nash

**The Marianists**
**Province of the United States**

RECEIVED BY
OFFICE OF THE CHAIRMAN
DEC 06 2005
Routed For Action to: PS
Informational Copy to:

30 November 2005

Mr. Lee R. Raymond
Chairman and Chief Executive Officer
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

**RE: Agenda Item for 2006 Annual Shareholder Meeting**

Dear Mr. Raymond,

The Marianist Province of the United States, a Roman Catholic religious order of men, is an investor in ExxonMobil Corporation. Through our Office of Peace and Justice we are mandated to monitor the social implications of polices and practices of those companies in which we hold investments. We join our actions with like-minded faith-based investors as members of the Interfaith Center for Corporate Responsibility (ICCR).

I am hereby authorized to notify you of our intention to co-file the resolution on "Climate Data" presented by the Christian Brothers Investment Services, Inc. (CBIS) who will present this resolution to the assembled stockholders in April. A copy of the resolution is enclosed with this letter. In accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934, we request that you include the said resolution on "Climate Data" in the 2006 proxy statement for action at the 2006 Annual Stockholder Meeting.

Also enclosed is a letter of certification of ownership from our Custodian of our current position of 26,613 shares and the fulfillment of the market value amount and time requirements of SEC Rule 14-a-8. The Marianist Province of the United States intends to fulfill all requirements of Rule 14-a-8, including holding the requisite amount of equity through the date of the 2006 Annual Meeting.

We look forward to participating in any future dialogue with the company, Christian Brothers Investment Services, and other co-filers on this important issue.

Sincerely,

Bro. Steven P. O'Neil, SM

Bro. Steven P. O'Neil, SM
Shareholder Action Coordinator

SHAREHOLDER PROPOSAL
DEC 06 2005
NO. OF SHARES -0-
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

Enc: Resolution, Verification of Ownership
Cc: Bro. Robert Metzger, SM; Mr. John Wilson, CBIS

Marianist Community · 144 Beach 111th Street · Rockaway Park, NY 11694

## Exxon Mobil – Climate Data

**Whereas:**

Corporations have a responsibility to create value for shareholders and benefits for society. However, companies acting to maximize shareholder value may impose costs on the public, including environmental degradation and climate change. It is in the long-term interest of society to minimize these "externalities," partly because they may hamper economic growth.

Government is responsible for creating standards for business conduct that will ensure respect for the environment and the public welfare. It is in the interest of shareholders for companies to act within a legal and regulatory framework that is consistent, predictable and effective.

Successful policymaking requires the best possible information. Without the cooperation of business, policymakers may lack crucial information necessary for effective regulation. Companies have a responsibility to be as transparent as possible in providing information to the public and the government.

**Whereas:**

The Intergovernmental Panel on Climate Change (IPCC), the international body of experts charged with climate change research, stated in its 2001 Third Assessment Report:

"There is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activity...Human influences will continue to change atmospheric composition throughout the 21st century."

The study describes climate impacts, such as higher global temperatures and increased precipitation, as "very likely."

A 2004 report by the Bush Administration's Climate Change Science Program states that increases in human-derived GHG emissions are the only likely explanation for global warming over the past three decades.

ExxonMobil has funded scientific studies and made public statements that appear to conflict with these conclusions. According to the June 2002 edition of ExxonMobil Perspectives:

"There continue to be substantial and well-documented gaps in climate science. These gaps limit scientists' ability to assess the extent of any human influence on climate..."

In November 2003, Andrew Swiger, Chairman and Production Director of ExxonMobil International Ltd, testified before the British House of Lords: "We say the science is unsettled."

**Whereas:**

A worldwide movement towards greater regulation to mitigate climate change has resulted from the IPCC reports. Consistent with its own position, ExxonMobil opposes most such regulation. Yet, it has not released primary research or an analysis of data supporting its conclusions. The lack of such information prevents shareholders, policymakers, and the public from being able to make decisions based on the facts the company claims to have.

**Resolved:** That, by the 2007 annual shareholder meeting, the Board of Directors make available to shareholders the research data relevant to ExxonMobil's stated position on the science of climate change, omitting proprietary information and at reasonable cost.

**Supporting Statement**

These data should:

1. Explain the specific differences between the company's position and that of the IPCC.

2. Describe company claims about 'gaps in climate science.'

3. Project the estimated costs of mitigating climate change compared to the costs of failing to do so.

4. Discuss relevant peer reviewed research data leading to the company's conclusions, including data that do not support the company's position.

STATE STREET

Ryan E. Peterson
Vice President

State Street Bank & Trust Company, N.A.
Specialized Trust Services
125 Sunnynoll Court, Suite 200
Winston-Salem, NC 27106

Telephone: 336 747 7638
Facsimile: 617 786 2079
rpeterson@statestreet.com

*Via E-Mail and Regular Mail*

November 30, 2005

Brother Robert Metzger, S.M.
Director of Finance
The Marianist Province of the United States
4425 West Pine Boulevard
St. Louis, MO 63108-2301

Re: Confirmation of Holdings

Dear Brother Bob:

This letter is to confirm that as of November 30, 2005, State Street Bank and Trust Company holds 26,613 shares of ExxonMobil Corp. common stock in custody on behalf of The Marianists Province of the United States.

Please call me at (336) 747-7638 if you have any questions or require additional information.

Sincerely,

Ryan Peterson
Vice President

**Exxon Mobil Corporation**
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

**ExxonMobil**

December 6, 2005

**VIA UPS OVERNIGHT DELIVERY**

Brother Steven P. O'Neil
Shareholder Action Coordinator
The Marianists Province of the United States
144 Beach 111th Street
Rockaway Park, NY 11694

Dear Brother O'Neil:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of The Marianists Province of the United States the proposal previously submitted by John K. S. Wilson concerning a climate science report in connection with ExxonMobil's 2006 annual meeting of shareholders.

Rule 14a-8(b)(2)(1) (copy enclosed) requires that you must have continuously held these shares for at least one year by the date you submit the proposal. The attached statement/letter indicates that you owned the requisite number of shares on November 30, 2005. In order to established your eligibility, you must submit documentation from the record owner of your securities that you owned the shares continuously for at least the one-year period prior to November 30, 2005.

Your response adequately correcting this problem must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this notification.

In accordance with SEC staff legal bulletins dealing with "co-filers" of shareholder proposals, we ask that you complete and return the enclosed form so that we may have, and be able to provide the SEC staff, clear documentation indicating which filer is designated to act as lead filer and granting the lead filer authority to agree to modifications and/or a withdrawal of the proposal on your behalf. Without this documentation clarifying the role of the lead filer as representative of the filing group, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,

Dave Henry

David G. Henry
Section Head
Shareholder Relations

c: Mr. John K. S. Wilson

Enclosures

**VIA FACSIMILE: 972-444-1505**

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning a climate science report, which I have co-filed for the 2006 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate John K. S. Wilson as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

______________________________

Brother Steven P. O'Neil

STATE STREET

Ryan E. Peterson
Vice President

State Street Bank & Trust Company, N.A.
Specialized Trust Services
125 Sunnynoll Court, Suite 200
Winston-Salem, NC 27106

Telephone: 336 747 7638
Facsimile: 617 786 2079
rpeterson@statestreet.com

*Via E-Mail and Regular Mail*

December 12, 2005

Brother Robert Metzger, S.M.
Director of Finance
The Marianist Province of the United States
4425 West Pine Boulevard
St. Louis, MO 63108-2301

Re: Confirmation of Holdings

Dear Brother Bob:

This letter is to confirm that as of December 12, 2005, State Street Bank and Trust Company holds 26,613 shares of ExxonMobil Corp. common stock in custody on behalf of The Marianists Province of the United States. Of the 26,613 shares, 18,793 shares have been held for a period of one year or longer.

Please call me at (336) 747-7638 if you have any questions or require additional information.

Sincerely,

Ryan Peterson
Vice President

SHAREHOLDER PROPOSAL

DEC 15 2005

NO. OF SHARES ______
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

**VIA FACSIMILE: 972-444-1505**

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning a climate science report, which I have co-filed for the 2006 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate John K. S. Wilson as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Br. Steven P. O'Neil, Sm

Brother Steven P. O'Neil

SHAREHOLDER PROPOSAL

DEC 15 2005

NO. OF SHARES ______
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

THE CHRISTOPHER REYNOLDS FOUNDATION, INC.
267 Fifth Avenue, Suite 1001
New York, NY 10016
Telephone (212) 532-1606 Fax (212) 532-1403
E-Mail: CRFNY@aol.com
Website: www.creynolds.org

RECEIVED
DEC 07 2005
H. H. HUBBLE

December 5, 2005

Mr. Henry Hubble
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Hubble:

The Christopher Reynolds Foundation, Inc., a private charitable foundation committed to issues of social, economic and environmental justice, holds 42,841 shares of Exxon Mobil Corporation stock.

We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. Among our top social objectives is the assurance that our companies are doing all that they can do to deal positively and creatively with environmental issues.

Therefore, we are submitting the enclosed shareholder proposal for inclusion in the 2006 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The Christopher Reynolds Foundation, Inc., is the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of shares.

We have been a shareholder for more than one year and verification of our ownership position is included. We will continue to be an investor through the stockholders' meeting. A representative of the filers led by DBIS will attend the stockholders' meeting to move the resolution, and ourselves as a co-filer.

Thank you.

Sincerely,

Andrea S. Panaritis
Executive Director

SHAREHOLDER PROPOSAL
DEC 07 2005
NO. OF SHARES -0-
DISTRIBUTION: HHH: FLR: REC
JEP: DGH: SM

6263 N. Scottsdale Road
Suite 300
Scottsdale, AZ 85250

toll-free 800 347 5107
direct 480 922 7800
fax 480 922 7878

Morgan Stanley

December 5, 2005

Mr. Lee R. Raymond
Chairman and Chief Executive Officer
5959 Las Colinas Blvd
Irving, TX 75039-2298

Dear Mr. Raymond,

Morgan Stanley acts as the custodian for the Christopher Reynolds Foundation.

We are writing to verify that as of this date the Christopher Reynolds Foundation currently owns 42,841 shares of Exxon-Mobil Corp. We confirm that the Christopher Reynolds Foundation has beneficial ownership of at least $2000 in market value of the voting securities of Exxon-Mobil and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8 (a) (1) of the Securities Exchange Act of 1934. Further, it is their intent to hold greater than $2000 in market value through the next annual meeting of Exxon-Mobil Corp.

Sincerely,

Howard R. Emden

Howard R. Emden
Senior Vice President
Morgan Stanley

**Exxon Mobil – Climate Data**

**Whereas:**

Corporations have a responsibility to create value for shareholders and benefits for society. However, companies acting to maximize shareholder value may impose costs on the public, including environmental degradation and climate change. It is in the long-term interest of society to minimize these "externalities," partly because they may hamper economic growth.

Government is responsible for creating standards for business conduct that will ensure respect for the environment and the public welfare. It is in the interest of shareholders for companies to act within a legal and regulatory framework that is consistent, predictable and effective.

Successful policymaking requires the best possible information. Without the cooperation of business, policymakers may lack crucial information necessary for effective regulation. Companies have a responsibility to be as transparent as possible in providing information to the public and the government.

**Whereas:**

The Intergovernmental Panel on Climate Change (IPCC), the international body of experts charged with climate change research, stated in its 2001 Third Assessment Report:

"There is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activity...Human influences will continue to change atmospheric composition throughout the 21st century."

The study describes climate impacts, such as higher global temperatures and increased precipitation, as "very likely."

A 2004 report by the Bush Administration's Climate Change Science Program states that increases in human-derived GHG emissions are the only likely explanation for global warming over the past three decades.

ExxonMobil has funded scientific studies and made public statements that appear to conflict with these conclusions. According to the June 2002 edition of ExxonMobil Perspectives:

"There continue to be substantial and well-documented gaps in climate science. These gaps limit scientists' ability to assess the extent of any human influence on climate..."

In November 2003, Andrew Swiger, Chairman and Production Director of ExxonMobil International Ltd, testified before the British House of Lords: "We say the science is unsettled."

**Whereas:**

A worldwide movement towards greater regulation to mitigate climate change has resulted from the IPCC reports. Consistent with its own position, ExxonMobil opposes most such regulation. Yet, it has not released primary research or an analysis of data supporting its conclusions. The lack of such information prevents shareholders, policymakers, and the public from being able to make decisions based on the facts the company claims to have.

**Resolved:** That, by the 2007 annual shareholder meeting, the Board of Directors make available to shareholders the research data relevant to ExxonMobil's stated position on the science of climate change, omitting proprietary information and at reasonable cost.

**Supporting Statement**

These data should:

1. Explain the specific differences between the company's position and that of the IPCC.

2. Describe company claims about 'gaps in climate science.'

3. Project the estimated costs of mitigating climate change compared to the costs of failing to do so.

4. Discuss relevant peer reviewed research data leading to the company's conclusions, including data that do not support the company's position.

**Exxon Mobil Corporation**
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 9, 2005

**VIA UPS OVERNIGHT DELIVERY**

Ms. Andrea S. Panaritis
Executive Director
The Christopher Reynolds Foundation, Inc.
267 Fifth Avenue, Suite 1001
New York, NY 10016

Dear Ms. Panaritis:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of The Christopher Reynolds Foundation, Inc. the proposal previously submitted by John K. S. Wilson concerning a climate science report in connection with ExxonMobil's 2006 annual meeting of shareholders. By copy of a statement from Morgan Stanley, share ownership has been verified.

In accordance with SEC staff legal bulletins dealing with "co-filers" of shareholder proposals, we ask that you complete and return the enclosed form so that we may have, and be able to provide the SEC staff, clear documentation indicating which filer is designated to act as lead filer and granting the lead filer authority to agree to modifications and/or a withdrawal of the proposal on your behalf. Without this documentation clarifying the role of the lead filer as representative of the filing group, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,

Dave Henry

David G. Henry
Section Head
Shareholder Relations

c: Mr. John K. S. Wilson

Enclosure

**VIA FACSIMILE: 972-444-1505**

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning a climate science report, which I have co-filed for the 2006 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate John K. S. Wilson as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

______________________________

Andrea S. Panaritis

**VIA FACSIMILE: 972-444-1505**

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning a climate science report, which I have co-filed for the 2006 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate John K. S. Wilson as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Andrea S. Panaritis

—MARYKNOLL—SISTERS

P.O. Box 311
Maryknoll, New York 10545-0311
Tel. (914)-941-7575

December 8, 2005

RECEIVED BY
OFFICE OF THE CHAIRMAN

DEC 13 2005

Routed For Action to: ________
Informational Copy to: ________

Mr. Lee Raymond
Chief Executive Officer
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Raymond,

The Maryknoll Sisters of St. Dominic, Inc. are the beneficial owners of 100 shares of Exxon Mobil Corporation. The Sisters have held these shares continuously for over one year and will continue to do so at least until after the next annual meeting of shareholders. A letter of verification of ownership is enclosed.

The Maryknoll Sisters are a Catholic missionary congregation working in over 30 countries. In some of those countries, particularly in Micronesia and the Marshall Islands, the impacts of global warming are a reality people face daily. As shareholders in ExxonMobil, they wish a better understanding of our company's position on climate change.

I am authorized to notify you of our intention to present the attached proposal for consideration and action by the stockholders at the next annual meeting. I submit this resolution for inclusion in the proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The contact person for this resolution is John Wilson, representing Christian Brothers Investment Services.

Sincerely,

Catherine Rowan

Catherine Rowan
Corporate Social Responsibility Coordinator

enc.

SHAREHOLDER PROPOSAL

DEC 13 2005

NO. OF SHARES ________
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

**Exxon Mobil – Climate Data**

**Whereas:**

Corporations have a responsibility to create value for shareholders and benefits for society. However, companies acting to maximize shareholder value may impose costs on the public, including environmental degradation and climate change. It is in the long-term interest of society to minimize these "externalities," partly because they may hamper economic growth.

Government is responsible for creating standards for business conduct that will ensure respect for the environment and the public welfare. It is in the interest of shareholders for companies to act within a legal and regulatory framework that is consistent, predictable and effective.

Successful policymaking requires the best possible information. Without the cooperation of business, policymakers may lack crucial information necessary for effective regulation. Companies have a responsibility to be as transparent as possible in providing information to the public and the government.

**Whereas:**

The Intergovernmental Panel on Climate Change (IPCC), the international body of experts charged with climate change research, stated in its 2001 Third Assessment Report:

"There is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activity…Human influences will continue to change atmospheric composition throughout the 21st century."

The study describes climate impacts, such as higher global temperatures and increased precipitation, as "very likely."

A 2004 report by the Bush Administration's Climate Change Science Program states that increases in human-derived GHG emissions are the only likely explanation for global warming over the past three decades.

ExxonMobil has funded scientific studies and made public statements that appear to conflict with these conclusions. According to the June 2002 edition of ExxonMobil Perspectives:

"There continue to be substantial and well-documented gaps in climate science. These gaps limit scientists' ability to assess the extent of any human influence on climate..."

In November 2003, Andrew Swiger, Chairman and Production Director of ExxonMobil International Ltd, testified before the British House of Lords: "We say the science is unsettled."

**Whereas:**

A worldwide movement towards greater regulation to mitigate climate change has resulted from the IPCC reports. Consistent with its own position, ExxonMobil opposes most such regulation. Yet, it has not released primary research or an analysis of data supporting its conclusions. The lack of such information prevents shareholders, policymakers, and the public from being able to make decisions based on the facts the company claims to have.

**Resolved:** That, by the 2007 annual shareholder meeting, the Board of Directors make available to shareholders the research data relevant to ExxonMobil's stated position on the science of climate change, omitting proprietary information and at reasonable cost.

**Supporting Statement**

These data should:

1. Explain the specific differences between the company's position and that of the IPCC.

2. Describe company claims about 'gaps in climate science.'

3. Project the estimated costs of mitigating climate change compared to the costs of failing to do so.

4. Discuss relevant peer reviewed research data leading to the company's conclusions, including data that do not support the company's position.

LEGG MASON
INVESTMENT COUNSEL

December 8, 2005

Exxon Mobil Corporation
5959 Las Colinas Blvd
Irving, TX 75039

**REF: Stock Verifications – Maryknoll Sisters of St. Dominic, Inc.**

To Whom It May Concern:

This certifies that the Maryknoll Sisters of St. Dominic, Inc. are the beneficial owners of 100 shares of Exxon Mobil Corporation. These shares have been held for more than one year and will continue to be held at least through the next annual meeting.

Sincerely,

Karen Vannasdall
Assistant Vice President

LEGG MASON INVESTMENT COUNSEL, LLC, 600 VINE STREET, SUITE 2000, CINCINNATI, OH 45202-4438
TELEPHONE: (513) 621-2733 FACSIMILE: (513) 621-7665

**Exxon Mobil Corporation**
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 16, 2005

**VIA UPS OVERNIGHT DELIVERY**

Ms. Catherine Rowan
Corporate Social Responsibility Coordinator
Maryknoll Sisters
10 Pines Bridge Road
Maryknoll, NY 10545-0311

Dear Ms. Rowan:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Maryknoll Sisters of St. Dominic the proposal previously submitted by John K. S. Wilson concerning a climate science report in connection with ExxonMobil's 2006 annual meeting of shareholders. By copy of a statement from Legg Mason Investment Counsel, share ownership has been verified.

In accordance with SEC staff legal bulletins dealing with "co-filers" of shareholder proposals, we ask that you complete and return the enclosed form so that we may have, and be able to provide the SEC staff, clear documentation indicating which filer is designated to act as lead filer and granting the lead filer authority to agree to modifications and/or a withdrawal of the proposal on your behalf. Without this documentation clarifying the role of the lead filer as representative of the filing group, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Mr. John K. S. Wilson

Enclosure

SHAREHOLDER PROPOSAL

DEC 2 8 2005

NO. OF SHARES ____________
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

**VIA FACSIMILE: 972-444-1505**

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning a climate science report, which I have co-filed for the 2006 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate John K. S. Wilson as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Catherine Rowan

Catherine Rowan

# Congregation of St. Basil

***Corporate Responsibility Director***

Margaret Weber
15015 Piedmont
Detroit, MI 48223
313-272-5820; weber@igc.org

RECEIVED BY
OFFICE OF THE CHAIRMAN

DEC 07 2005

Routed For Action to: ________
Informational Copy to: ________

December 5, 2005

Mr. Lee R. Raymond
Chairman of the Board
ExxonMobil
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Raymond:

In conjunction with Christian Brothers Investment Services, Inc. (CBIS) the Basilian Fathers of Toronto submit the enclosed shareholder proposal *ExxonMobil-Climate Data*, to the company for inclusion in the proxy statement for the 2006 shareholder meeting, under Rule 14a-8 of general rules and regulations of the Securities Exchange Act of 1934. We would appreciate indication in the proxy statement that the Basilian Fathers are a co-sponsor of this resolution.

Under separate cover, we will supply certification from our Custodian, Royal Bank of Canada, that the Basilian Fathers of Toronto are beneficial owners of over $2000.00 worth of ExxonMobil Inc. stock for more than one year. The Basilian Fathers intend to fulfill all requirements of Rule 14a-8, including holding the requisite amount of equity through the date of the 2006 Meeting. We will also comply with the company's request that we show holdings verification as of the date the resolution was submitted. A representative of the filers will attend the stockholders meeting to move the resolution as required by the rules of the Securities and Exchange Commission (SEC).

Sincerely yours,

Margaret Weber

Margaret Weber
Corporate Responsibility Director
Congregation of St. Basil

Encl. Resolution text and Verification of ownership

Cc: John Wilson, Christian Brothers Investment Services
Leslie Lowe, Interfaith Center on Corporate Responsibility

SHAREHOLDER PROPOSAL

DEC 07 2005

NO. OF SHARES -0-
DISTRIBUTION: HHH: FLR: REG:
JEF: DGH: SMD

**Exxon Mobil – Climate Data**

**Whereas:**

Corporations have a responsibility to create value for shareholders and benefits for society. However, companies acting to maximize shareholder value may impose costs on the public, including environmental degradation and climate change. It is in the long-term interest of society to minimize these "externalities," partly because they may hamper economic growth.

Government is responsible for creating standards for business conduct that will ensure respect for the environment and the public welfare. It is in the interest of shareholders for companies to act within a legal and regulatory framework that is consistent, predictable and effective.

Successful policymaking requires the best possible information. Without the cooperation of business, policymakers may lack crucial information necessary for effective regulation. Companies have a responsibility to be as transparent as possible in providing information to the public and the government.

**Whereas:**

The Intergovernmental Panel on Climate Change (IPCC), the international body of experts charged with climate change research, stated in its 2001 Third Assessment Report:

"There is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activity…Human influences will continue to change atmospheric composition throughout the 21st century."

The study describes climate impacts, such as higher global temperatures and increased precipitation, as "very likely."

A 2004 report by the Bush Administration's Climate Change Science Program states that increases in human-derived GHG emissions are the only likely explanation for global warming over the past three decades.

ExxonMobil has funded scientific studies and made public statements that appear to conflict with these conclusions. According to the June 2002 edition of ExxonMobil Perspectives:

"There continue to be substantial and well-documented gaps in climate science. These gaps limit scientists' ability to assess the extent of any human influence on climate..."

In November 2003, Andrew Swiger, Chairman and Production Director of ExxonMobil International Ltd, testified before the British House of Lords: "We say the science is unsettled."

**Whereas:**

A worldwide movement towards greater regulation to mitigate climate change has resulted from the IPCC reports. Consistent with its own position, ExxonMobil opposes most such regulation. Yet, it has not released primary research or an analysis of data supporting its conclusions. The lack of such information prevents shareholders, policymakers, and the public from being able to make decisions based on the facts the company claims to have.

**Resolved:** That, by the 2007 annual shareholder meeting, the Board of Directors make available to shareholders the research data relevant to ExxonMobil's stated position on the science of climate change, omitting proprietary information and at reasonable cost.

**Supporting Statement**

These data should:

1. Explain the specific differences between the company's position and that of the IPCC.

2. Describe company claims about 'gaps in climate science.'

3. Project the estimated costs of mitigating climate change compared to the costs of failing to do so.

4. Discuss relevant peer reviewed research data leading to the company's conclusions, including data that do not support the company's position.

**Exxon Mobil Corporation**
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 9, 2005

**VIA UPS OVERNIGHT DELIVERY**

Ms. Margaret Weber
Corporate Responsibility Director
Congregation of St. Basil
15015 Piedmont
Detroit, MI 48223

Dear Ms. Weber:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Basilian Fathers of Toronto the proposal previously submitted by John K. S. Wilson concerning a climate science report in connection with ExxonMobil's 2006 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Since you do not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, such as by providing a statement from the record holder (for example, a bank or broker) of securities that you may own beneficially. Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 5, 2005, the date of submission of the proposal; (3) must state that you have continuously owned the securities for at least 12 months prior to December 5, 2005; and (4) must be dated on or after the date of submission. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your response adequately correcting this problem must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this notification.

In accordance with SEC staff legal bulletins dealing with "co-filers" of shareholder proposals, we ask that you complete and return the enclosed form so that we may have, and be able to provide the SEC staff, clear documentation indicating which filer is designated to act as lead filer and granting the lead filer authority to agree to modifications and/or a withdrawal of the proposal on your behalf. Without this documentation clarifying the role of the lead filer as representative of the filing group, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,

Dave Henry

David G. Henry
Section Head
Shareholder Relations

c: Mr. John K. S. Wilson

Enclosures

**VIA FACSIMILE: 972-444-1505**

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning a climate science report, which I have co-filed for the 2006 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate John K. S. Wilson as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

______________________________
Margaret Weber

# Congregation of St. Basil
***Corporate Responsibility Director***

Margaret Weber
15015 Piedmont
Detroit, MI 48223
313-272-5820; weber@igc.org

RECEIVED BY
OFFICE OF THE CHAIRMAN

DEC 12 2005

Routed For Action to: DGH
Informational Copy to: ________

December 7, 2005

Mr. Lee R. Raymond
Chairman of the Board
ExxonMobil
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Raymond:

As per my letter of December 5, 2005 (a copy of which is enclosed), please find the December 5th letter from the Royal Trust Corporation of Canada, verifying that the Basilian Fathers of Toronto are beneficial owners of over $2000.00 worth of ExxonMobil Inc. stock for more than one year.

Sincerely yours,

Margaret Weber

Margaret Weber
Corporate Responsibility Director
Congregation of St. Basil

Encl. Verification of ownership

Cc: John Wilson, Christian Brothers Investment Services

SHAREHOLDER PROPOSAL

DEC 12 2005

NO. OF SHARES ________
DISTRIBUTION: ... FLR: REG ... DGH: SMI

**Congregation of St. Basil**
***Corporate Responsibility Director***

Margaret Weber
15015 Piedmont
Detroit, MI 48223
313-272-5820; weber@igc.org

December 5, 2005

Mr. Lee R. Raymond
Chairman of the Board
ExxonMobil
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Raymond:

In conjunction with Christian Brothers Investment Services, Inc. (CBIS) the Basilian Fathers of Toronto submit the enclosed shareholder proposal *ExxonMobil-Climate Data*, to the company for inclusion in the proxy statement for the 2006 shareholder meeting, under Rule 14a-8 of general rules and regulations of the Securities Exchange Act of 1934. We would appreciate indication in the proxy statement that the Basilian Fathers are a co-sponsor of this resolution.

Under separate cover, we will supply certification from our Custodian, Royal Bank of Canada, that the Basilian Fathers of Toronto are beneficial owners of over $2000.00 worth of ExxonMobil Inc. stock for more than one year. The Basilian Fathers intend to fulfill all requirements of Rule 14a-8, including holding the requisite amount of equity through the date of the 2006 Meeting. We will also comply with the company's request that we show holdings verification as of the date the resolution was submitted. A representative of the filers will attend the stockholders meeting to move the resolution as required by the rules of the Securities and Exchange Commission (SEC).

Sincerely yours,

Margaret Weber

Margaret Weber
Corporate Responsibility Director
Congregation of St. Basil

Encl. Resolution text and Verification of ownership

Cc: John Wilson, Christian Brothers Investment Services
Leslie Lowe, Interfaith Center on Corporate Responsibility

RBC Global Services

**Royal Trust Corporation of Canada**
77 King Street West
Royal Trust Tower, 12th Floor
Toronto, Ontario M5W 1P9
Tel: 416-955-2972
Fax: 416-955-6262
E-mail: nader.hanna@rbc.com

Dec. 05, 2005

Ms. Margaret Weber
Corporate Responsibility Director
Congregation of St. Basil
15015 Piedmont
Detroit, MI 48223
USA

Re: The Basilian Fathers of Toronto Account 23146004

Dear Ms. Weber:

In regard to your request for verification of holdings, the above referenced account currently holds (5840) shares of Exxon Mobil Corp common stock; the US book value was $113094.41 as of Dec.04, 2005. Also, we confirm that Royal Trust held these shares for more than a year.

Please feel free to contact me should you have any additional questions.

Sincerely,

Nader Hanna
Client Service Manger
RBC Global Services, Institutional & Investor Services
Royal Trust Tower
12th Floor, 77 King Street West
Toronto, ON M5W 1P9

Tel: 416-955-6371
Fax: 416-955-6262

**VIA FACSIMILE: 972-444-1505**

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning a climate science report, which I have co-filed for the 2006 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate John K. S. Wilson as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Margaret Weber

Margaret Weber

EXHIBIT 2



## Environmental Performance

### ExxonMobil Contributed Papers on Climate Science



For copies please contact us.

1. Hoffert, M.I., Flannery, B. P., Callegari, A. J., Hseih, C. T., and Wiscombe, W., 1983. Evaporation-limited tropical temperatures as a constraint on climate sensitivity. Journal of the Atmospheric Sciences 40, No. 7, 1659-1668.

2. Flannery, B. P., 1984. Energy balance models incorporating transport of thermal and latent energy. Journal of the Atmospheric Sciences 41, No. 3, 414-421.

3. Hoffert, M. I., Flannery, B. P., 1985. Model projections of the time-dependent response to increasing carbon dioxide, in *Projecting the Climatic Effects of Increasing Carbon Dioxide*, United States Department of Energy, M. C. MacCracken and F. M. Luther editors, Lawrence Livermore, Livermore, Livermore, CA., 151-168.

4. Kheshgi, H. S., Hoffert, M. I. and Flannery, B. P., 1991. Marine biota effects on the compositional structure of the world oceans. J. Geophys. Res., 96: 4957-4969.

5. Kheshgi, H. S. and White, B. S., 1993. Effect of climate variability on estimation of greenhouse parameters: usefulness of a pre-instrumental temperature record. Quaternary Science Reviews, 12: 475-481.

6. Flannery, B. P., Kheshgi, H. S., Hoffert, M. I. and Lapenis, A. G., 1993. Assessing the effectiveness of marine CO2 disposal. Energy Convers. Mgmt, 34: 983-989.

7. Kheshgi, H. S. and White, B. S., 1993. Does recent global warming suggest an enhanced greenhouse effect? Climatic Change, 23: 121-139.

8. Kheshgi, H. S., Flannery, B. P., Hoffert, M. I. and Lapenis, A. G., 1994. The effectiveness of marine CO2 disposal. Energy, 19: 967-974.

9. Jain, A. K., Kheshgi, H. S., Hoffert, M. I. and Wuebbles, D. J., 1995. Distribution of radiocarbon as a test of global carbon cycle models. Global Biogeochem. Cycles, 9: 153-166.

10. Kheshgi, H. S., 1995. Sequestering atmospheric carbon dioxide by increasing ocean alkalinity. Energy, 20: 915-922.

11. Kheshgi, H. S. (Contributing Author), 1996. Detection of Climate Change and Attribution of its Causes, Chapter 8, Volume I of the Intergovernmental Panel on Climate Change Second Assessment Report.

12. Kheshgi, H. S. and White, B. S., 1996. Modelling ocean carbon cycle with a nonlinear convolution model. Tellus, 48B: 3-12.

13. Kheshgi, H. S. and Lapenis, A. G., 1996. Estimating the uncertainty of zonal paleotemperature averages. Palaeogeography, Palaeoclimatology, Palaeoecology, 3: 221-237.

14. Kheshgi, H. S., Jain, A. K., and Wuebbles, D. J., 1996. Accounting for the missing carbon sink with the CO2 Fertilization Effect. Climatic Change, 33: 31-62.

15. Jain, A. K., Kheshgi, H. S., and Wuebbles, D. J., 1996. A globally aggregated reconstruction of cycles of carbon and its isotopes. Tellus, 48B: 583-600.

16. Jain, A. K., Kheshgi, H. S., and Wuebbles, D. J., 1997. Is there an imbalance in the global budget of bomb-produced radiocarbon? Journal of Geophysical Research, 102: 1327-1333.

17. Archer, D., Kheshgi, H., and Maier-Reimer, E. 1997. Multiple Timescales for the Neutralization of Fossil Fuel CO2, Geophysical Research Letters, 24: 405.

18. Kheshgi, H. S., Schlesinger, M. E., and Lapenis, A. G., 1997. Comparison of Paleotemperature Reconstructions as Evidence for the Paleo-Analog Hypothesis, Climatic Change, 35:123.

19. Archer, D., Kheshgi, H., and Maier-Reimer, E., 1998. The dynamics of fossil fuel CO2 neutralization by marine CaCO3, Global Biogeochemical Cycles, 12:259-276.

20. Kheshgi, H. S., Jain, A. K., Kotamarthi, V. R. and Wuebbles, D. J. 1999. Future Atmospheric Methane Concentrations in the Context of the Stabilization of Greenhouse Gas Concentrations. J. Geophys. Res., 104: 19,183-19,190.

21. Kheshgi, H. S., A. K. Jain and D. J. Wuebbles, Model-based estimation of the global carbon budget and its uncertainty from carbon dioxide and carbon isotope records, *J. Geophys. Res.*, 104, 31,127-31,144, 1999.

22. Kheshgi, H. S., R. C. Prince, and G. Marland, 2000: The Potential of Biomass Fuels in the Context of Global Change: Focus on Transportation Fuels. *Annual Review of Energy and the Environment*, 25, 199-244.

23. Bolin, B., Sukumar, R., Ciais, P., Cramer, W., Jarvis, P., Kheshgi, H., Nobre, C., Semenov, S., and Steffen, W.: 2000, 'Global Perspective,' In (R. T. Watson, et al. eds.) *Land Use, Land-Use Change, and Forestry: A Special Report of the Intergovernmental Panel on Climate Change*, Cambridge University Press, New York, 23-51.

24. Bolin, B., and Kheshgi, H. S.: 2001, 'On strategies for reducing greenhouse gas emissions', *Proceedings of the National Academy of Sciences of the United States of America* 98, 4850-4854.

25. Kheshgi, H. S., and B. S. White, 2001: Testing Distributed Parameter Hypotheses for the Detection of Climate Change. *Journal of Climate* 14, 3464-3481.

26. Prentice, C., Farquhar, G., Fasham, M., Goulden, M., Heimann, M., Jaramillo, V., Kheshgi, H., Quéré, C. L., Scholes, R., and Wallace, D.: 2001, 'The carbon cycle and atmospheric CO2', In (J. T. Houghton, et al. eds.) *Climate Change 2001: The Scientific Basis: Contribution of WGI to the Third Assessment Report of the IPCC*, Cambridge University Press, New York, 183-237.

27. Kheshgi, H. S. (Contributing Author), 2001. "Detection of Climate Change and Attribution of its Causes," In (J. T. Houghton, and D. Yihui eds.) *Climate Change 2001: The Scientific Basis: Contribution of WGI to the Third Assessment Report of the IPCC*, Cambridge University Press, New York, 695-738.

28. Kheshgi, H. S. (Contributing Author), 2001. "Technical Summary," In (J. T. Houghton, and D. Yihui eds.) *Climate Change 2001: The Scientific Basis: Contribution of WGI to the Third Assessment Report of the IPCC*,

Cambridge University Press, New York, 21-83.

29. Kheshgi, H. S. (Contributing Author), 2001. "Technical and Economic Potential of Options to Enhance, Maintain and Manage Biological Carbon Reservoirs and Geo-Engineering," In (B. Metz et al. eds.) *Climate Change 2001:* Mitigation of Climate Change: *Contribution of WGIII to the Third Assessment Report of the IPCC*, Cambridge University Press, New York, 301-343.

30. Flannery, B. P. (Lead Author) 2001: "Decision Making Frameworks," In (B. Metz et al. eds.) *Climate Change 2001*: Mitigation of Climate Change: *Contribution of WGIII to the Third Assessment Report of the IPCC*, Cambridge University Press, New York, 601-688.

31. Hayhoe, K. A. S., Kheshgi, H. S., Jain, A. K. and Wuebbles, D. J. 2002. Substitution of natural gas for coal: climatic effects of utility sector emissions. *Climatic Change* 54, 107-139.

32. Hoffert, M. I., Caldeira, K., Benford, G., Criswell, D. R., Green, C., Herzog, H., Jain, A. K., Kheshgi, H. S., Lackner, K. S., Lewis, J. S., Lightfoot, H. D., Manheimer, W., Mankins, J. C., Mauel, M. E., Perkins, L. J., Schlesinger, M. E., Volk, T., and Wigley, T. M. L.: 2002, Advanced technology paths to global climate stability: energy for a greenhouse planet, *Science* 298, 981-987.

33. Kheshgi, H. S., and A. K. Jain, 2003: Projecting future climate change: implications of carbon cycle model intercomparisons. *Global Biogeochemical Cycles*, 17, 1047, doi:10.1029/2001GB001842.

34. Le Quéré, C., O. Aumont, L. Bopp, P. Bousquet, P. Ciais, R. Francey, M. Heimann, C. D. Keeling, R. F. Keeling, H. Kheshgi, P. Peylin, S. C. Piper, I. C. Prentice, and P. J. Rayner, 2003: Two decades of ocean CO2 sink and variability. *Tellus*, 55, 649-656.

35. Kheshgi, H. S. and Archer, D. 2004. A non-linear convolution model for the evasion of CO2 injected into the deep ocean. *Journal of Geophysical Research*, 109, C02007, doi:10.1029/2002JC001489.

36. Kheshgi, H. S. 2004. Evasion of CO2 injected into the ocean in the context of CO2 stabilization, *Energy*, 29, 1479-1486.

37. Kheshgi, H.S. 2004.Ocean carbon sink duration under stabilization of atmospheric CO2: a 1,000-year time-scale, *Geophysical Research Letters*, 31, L20204, doi:10.1029/2004GL020612.

38. Kheshgi, H. S., and Prince, R.: 2005. Sequestration of fermentation CO2 from ethanol production, *Energy* 30, 1865-1871.

39. Kheshgi, H.S., Smith, S.J. and Edmonds, J.A. 2005. Emissions and Atmospheric CO2 Stabilization: Long-term Limits and Paths, *Mitigation and Adaptation Strategies*, in press.

40. Prince, R.C. and Kheshgi, H.S. 2005. The photobiological production of hydrogen: potential efficiency and effectiveness as a renewable fuel, *Critical Reviews in Microbiology*, in press.

41. Flannery, B.P. and Kheshgi, H.S. 2005. *An industry perspective on successful development and global commercialization of innovative technologies for GHG mitigation*, in the proceedings of the Intergovernmental Panel on Climate Change Workshop on Industry Technology Development, Transfer and Diffusion, Tokyo, September 2004, in press.

ADDITIONAL PUBLICATIONS

1. Flannery, B. P., Callegari, A. J., and Hoffert M. I., 1984. Energy balance models incorporating evaporative buffering of equatorial thermal response, in *Climate Processes and Climate Sensitivity*, Maurice Ewing Volume 5, J. Hansen and T. Takahashi, editors, American Geophysical Union, Washington, DC, pp. 108-117.

2. Flannery, B. P., Callegari, A. J., Hseih, C. T., and Wainger, 1985. $CO_2$ driven equator-to-pole paleotemperatures: predictions of an energy balance model with and without a tropical evaporation buffer, in *The Carbon Cycle and Atmospheric CO2: Natural Variations Archean to Present*, Geophysical Monograph 32, E. T. Sundquist and W. S. Broecker, editors, American Geophysical Union, Washington, DC.

3. Kheshgi, H. S., 1989. The sensitivity of $CO_2$ projections to ocean processes. Third International Conference on Analysis and Evaluation of Atmospheric $CO_2$ Data, Report E.P.M.R.D. No 59, World Meteorol. Organ., Geneva, pp. 124-128.

4. Jain, A. K., Kheshgi, H. S. and Wuebbles, D. J., 1994. Integrated Science Model for Assessment of Climate Change. Proceedings of the 87th Annual Meeting of the Air & Waste Management Association, Cincinnati, Ohio: 94-TP59.08.

5. Kheshgi, H. S., 1995. Research relevant to the integrated assessment of climate change. Proceedings of the Third Japan-US Workshop on Global Change Modeling and Assessment, Honolulu, Hawaii, U.S.A., U.S. Global Change Research Program: 133-136.

6. Kheshgi, H. S., Jain, A. K. and Wuebbles, D. J., 1995. Accounting for the missing carbon sink in global carbon cycle models. Tsukuba Global Carbon Cycle Workshop, Tsukuba, Japan, Center for Global Environmental Research, CGER-I018-'95.

7. Jain, A. K., Kheshgi, H. S. and Wuebbles, D. J., 1995. Use of carbon isotopes for the calibration of global carbon cycle models. Tsukuba Global Carbon Cycle Workshop, Tsukuba, Japan, Center for Global Environmental Research, CGER-I018-'95.

8. Edmonds, J. A., Wise, M. A., Sands, R. D., Brown, R. A. and Kheshgi, H. S., 1996. Agriculture, Land Use, and Commercial Biomass Energy. Pacific Northwest Laboratory, PNNL-11155.

9. Prince, R. C. and Kheshgi, H. S., 1996. Longevity in the deep. Trends in Ecology & Evolution, 11: 280.

10. Kheshgi, H.S., A.K. Jain and D.J. Wuebbles, 1997. Analysis of proposed $CO_2$ emission reductions in the context of stabilization of $CO_2$ concentration, Proceedings of the Air & Waste Management Association's 90th Annual Meeting & Exhibition, Toronto, Ontario, Canada, Air & Waste Management Association; 97-TA53.02.

11. Flannery, B. P., Kheshgi, H., Marland, G. and MacCracken, M. C. 1997. Geoengineering climate, in *Engineering response to global climate change: planning a research and development agenda*, edited by R. G. Watts, CRC Press LLC.

12. Hayhoe, K. A. S., Kheshgi, H. S., Jain, A. K., and Wuebbles, D. J., 1998. Trade-Offs in Fossil Fuel Use: The Effects of $CO_2$ , $CH_4$ and $SO_2$ Aerosol Emissions on Climate, World Resources Review, 10:321-333.

13. Kheshgi, H. S., and D. Archer, 1999: Modeling the Evasion of $CO_2$ Injected into the Deep Ocean, in *Greenhouse Gas Control Technologies*, edited by B. Eliasson, P. Riemer and A. Wokaun, pp. 287-292, Pergamon.

14. Kheshgi, H. S. and Jain, A. K. 1999. Reduction of the atmospheric concentration of methane as a strategic response option to global climate change, in *Greenhouse Gas Control Technologies*, edited by B. Eliasson, P. Riemer and A. Wokaun, pp. 775-780, Pergamon.

15. Hayhoe, K. A. S., Jain, A. K., Kheshgi, H. S. and Wuebbles, D. J., 1999. Contribution of $CH_4$ to Multi-Gas Reduction Targets: The Impact of Atmospheric Chemistry on GWPs. Second International Symposium on Non-$CO_2$ Greenhouse Gases, Noordwijkerhout, The Netherlands.

16. Flannery, B. P., 2001, An Industry Perspective on Carbon Management, in *Carbon Management: Implications for R & D in the Chemical Sciences*, National Academy Press, pp. 44-59.

17. Shinn, J., Kheshgi, H., Grant, J., and Bernstein, L.: 2001, 'Technology assessment in climate change mitigation', In (D. Williams, B. Durie, P. McMullan, C. Paulson, and A. Smith eds.) *Greenhouse Gas Control Technologies: Proceedings of the 5th International Conference on Greenhouse Gas Control Technologies*, CSIRO Publishing, Collingwood, VIC, Australia, 1171-1176.

18. Le Quéré, C., O. Aumont, L. Bopp, P. Bousquet, P. Ciais, R. Francey, M. Heimann, R. Keeling, H. Kheshgi, P. Peylin, S. Piper, I. C. Prentice and P. Rayner, *Two decades of ocean CO2 sink and variability* 6th International CO2 Conference, October 1-5, Sendai, Japan, 2001.

19. Rickeard, D. J. and Kheshgi, H. S. 2002. European fuel and vehicle options for the future -- focus on biofuels, in *Procedings of the 29th FISITA World Automotive Congress*, http://www.fisita2002.com/fisita.html, FISITA.

20. Kheshgi, H. S. 2002. Ethanol for transportation, *Issues in Science and Technology online* Spring 2002, http://www.nap.edu/issues/18.3/forum.html.

21. Hoffert, M.I., K. Caldeira, G. Benford, D.R. Criswell, C. Green, H. Herzog, A.K. Jain, H.S. Kheshgi, K.S. Lackner, J.S. Lewis, H.D. Lightfoot, W. Manheimer, J.C. Mankins, M.E. Mauel, L.J. Perkins, M.E. Schlesinger, T. Volk and T.M.L. Wigley, 2003. Planing for future energy resources (response letter), *Science*, 300, 582-583.

22. Kheshgi, H. S. 2003. Evasion of CO2 injected into the ocean in the context of CO2 stabilization, in *Greenhouse Gas Control Technologies*, edited by J. Gale and Y. Kaya, pp. 811-816, Pergamon, Amsterdam.

23. Kheshgi, H. S. and D. J. Rickeard, 2003. Greenhouse gas emissions from bio-ethanol and bio-diesel fuel supply systems, in *Greenhouse Gas Control Technologies*, edited by J. Gale and Y. Kaya, pp. 1419-1424, Pergamon, Amsterdam.

24. Kheshgi, H. and M. Khanna, Eds. 2004.Climate Change and Environmental Policy, *Mitigation and Adaptation Strategies for Global Change*, Amsterdam, Kluwer Academic Publishers.

25. Khanna, M. and H. Kheshgi, 2004. Climate change and environmental policy, Mitigation and Adaptation Strategies for Global Change, 9, 311-313.

**Exxon Mobil Corporation**
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

**James Earl Parsons**
Counsel

ExxonMobil

February 3, 2006

**<u>VIA NETWORK COURIER</u>**
U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of shareholder proposal on climate science

Gentlemen and Ladies:

I refer to ExxonMobil's letter dated January 20, 2006, requesting the staff's concurrence that the shareholder proposal referenced above can be excluded from the proxy material for the company's upcoming annual meeting under Rule 4a-8(i)(10) (the "Original Letter").

Enclosed is a copy of ExxonMobil's new report entitled "Tomorrow's Energy, A Perspective on Energy Trends, Greenhouse Gas Emissions and Future Energy Options," referred to in the Original Letter as the "2006 Report." The 2006 Report has now been finalized and approved by ExxonMobil's Public Issues Committee following its recent meeting in late January. The Committee consists solely of independent directors.

As discussed in the Original Letter, we believe the 2006 Report, together with the other materials we have already made available on our website and enclosed with the Original Letter, substantially implement the shareholder proposal.

While we believe the entire Report is relevant to the subject of the proposal, we call the staff's attention in particular to "Climate Science: What We Know" on page 10 of the Report; discussions of our involvement in research programs on pages 11 and 12 of the Report and throughout "Section 3: Technology Options for the Longer Term"; and the references cited on the last page of the Report.

The new Report will be posted on ExxonMobil's website in the near future, and printed copies will be available on request to any shareholder or other interested person free of charge.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I enclose five additional copies of this letter and enclosures. A copy of this letter and the newly-approved Report is also being sent to the proponent and each co-proponent.

Please feel free to call me directly at 972-444-1478 if you have any questions or require additional information. In my absence, please call Lisa K. Bork at 972-444-1473.

Sincerely,

James E. Parsons

JEP:clh
Enclosures

Distribution List

Proponent:

Mr. John K. S. Wilson
Director - Socially Responsible Investing
Christian Brothers Investment Services, Inc.
90 Park Avenue, 29th Floor
New York, NY 10016-1301
ph: 212-490-0800
fax: 212-490-6092

Co-Proponents:

Ms. Meredith Benton
Research Associate
Walden Asset Management
One Beacon Street
Boston, MA 02108
fax: 617-227-3664

Ms. Nora M. Nash, OSF
Director, Corporate Social Responsibility
The Sisters of St. Francis of Philadelphia
609 South Convent Road
Aston, PA 19014-1207
fax: 610-558-5855

Brother Steven P. O'Neil
Shareholder Action Coordinator
The Marianists Province of the United States
144 Beach 111th Street
Rockaway Park, NY 11694

Ms. Andrea S. Panaritis
Executive Director
The Christopher Reynolds Foundation, Inc.
267 Fifth Avenue, Suite 1001
New York, NY 10016
fax: 212-532-1403

Ms. Margaret Weber
Corporate Responsibility Director
Congregation of St. Basil
15015 Piedmont
Detroit, MI 48223

Sister Katherine Marie Glosenger, RSM
Treasurer
Sisters of Mercy of the Americas
2039 North Geyer Road
St Louis, MO 63131-3399
fax: 314-966-2298

Sister Anne DeConcini, RSM
Coordinator of Socially Responsible Investing
Sisters of Mercy, Regional Community of Merion
515 Montgomery Avenue
Merion Station, PA 19066-1297
fax: 610-664-3429

Mr. John Gonzalez
SRI Coordinator
Congregation of the Passion - Holy Cross Province
205 West Monroe, 2W
Chicago, IL 60606-5062
fax: 773-631-8059

Ms. Anita Green
Vice President of Social Research
Pax World Management Corporation
18010 East 1450 Road
Stockton, MO 65785
fax: 417-276-3736

Sister Lillian Anne Healy, CCVI
Director of Corporate Social Responsibility
Congregation of the Sisters of Charity of the Incarnate Word
6510 Lawndale
Houston, TX 77223-0969
fax: 713-921-2949

Ms. Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
Sisters of Mercy of the Americas
205 Avenue C, Apt. 10E
New York, NY 10009
fax: 212-674-2542

Sister Linda Jansen, SSND
Provincial Treasurer
School Sisters of Notre Dame - St. Louis Province
320 East Ripa Avenue
St. Louis, MO 63125-2897
fax: 314-544-6754

Ms. Susan Jordan, SSND
Social Responsibility Agent for the Board of Directors
School Sisters of Notre Dame Cooperative Investment Fund
336 East Ripa Avenue
St. Louis, MO 63125-2800
fax: 314-638-5453

Ms. Mary Kay Liston, CSJ
Secretary
Sisters of St. Joseph of Carondelet
6400 Minnesota Avenue
St. Louis, MO 63111-2899
fax: 314-351-3111

Ms. W. Esther Ng
General Treasurer
Congregation of the Sisters of Charity
Of the Incarnate Word
4503 Broadway
San Antonio, TX 78209-6209
fax: 210-828-9741

Ms. Catherine Rowan
Corporate Social Responsibility Coordinator
Maryknoll Sisters
10 Pines Bridge Road
Maryknoll, NY 10545-0311



# Tomorrow's Energy

## A Perspective on Energy Trends, Greenhouse Gas Emissions and Future Energy Options

ExxonMobil

Taking on the world's toughest energy challenges.™

February 2006

## CONTENTS



Projections, targets, expectations, estimates and business plans in this report are forward-looking statements. Actual future results, including energy demand growth and mix; economic development patterns; efficiency gains; resource recoveries; capital expenditures; technological developments; emission reductions; and project plans and schedules could differ materially due to a number of factors. These include changes in market conditions affecting the energy industry; changes in law or government regulation; unexpected technological developments; and other factors discussed in this report and under the heading "Factors Affecting Future Results" in Item 1 of ExxonMobil's latest Form 10-K and on our Web site at www.exxonmobil.com. References to resources in this report include quantities of oil and gas that are not yet classified as proved reserves but that, in the case of ExxonMobil figures, we believe will ultimately be produced. Additional information on terms used in this report, including our calculation of Return on Capital Employed, is available through our Web site under the heading "Frequently Used Terms."

# Introduction: Energy for a Growing World

Energy is essential to our way of life, to economic progress and to raising and maintaining living standards. The pursuit of economic growth and a better quality of life in developing countries is driving global energy demand. New supplies of reliable, affordable energy are needed.

At the same time, concerns about future energy supply and climate change have heightened interest in energy supply options, energy prices and the effect of energy use on the environment.

We believe it is essential that industry plays an active role in the ongoing dialogue about the future of energy– one which is grounded in reality, focused on the long term and intent on finding viable solutions.

In this document, we explain our views on future energy trends, the risks of climate change, the prospects for promising new energy technologies and ExxonMobil's activities in these areas.

In particular, we highlight the important relationship between rising energy demand, economic progress and greenhouse gas emissions. As policymakers seek to ensure future energy supplies while addressing the risks associated with global climate change, it is critical that the economic and social consequences – in the developed and the developing world – are taken into account.

Equally critical is a recognition that huge investments will be needed to meet the world's growing energy needs. Energy is a massive business. Even as the largest non-government energy company, ExxonMobil produces just two percent of the energy the world consumes every day. Projects take years to develop, cost billions of dollars to bring on stream, and operate for decades.

To be justified in making these large investments, companies need stable, consistent government policies to help projects remain robust over the long term.

In a world featuring both geopolitical and regulatory uncertainty, we believe ExxonMobil will be served well by continuing to focus on operational and technical excellence, prudent risk management and responsible business behavior. ExxonMobil stands ready to meet the many challenges of delivering energy for a growing world.

# Section 1: The Next Quarter Century of Energy

**Energy is a long-term, capital-intensive business. As a major participant in the global energy industry, we must anticipate and adapt to trends and changes in our industry so that we can make sound business decisions and invest our shareholders' money wisely in projects that remain attractive over the long term.**

Every year, we prepare a long-range outlook of global energy trends. The 2005 outlook covers the period to the year 2030 and provides a strategic framework to aid evaluation of potential business opportunities.

### Economic growth and expanding populations drive global energy needs

Energy is critical to economic progress. The global economy is expected to double in size by 2030 – mainly driven by the developing nations that today account for just over 20% of the world's economic output. By 2030, this share will grow to 30%, led by rapidly expanding economies such as China, India, Indonesia and Malaysia.

World population is also expanding. Today, there are nearly 6.5 billion people, about 20% of whom live in developed countries (member nations of the Organization for Economic Cooperation and Development - OECD) and the remainder in developing (non-OECD) countries. By 2030, population is expected to reach 8 billion people, with close to 95% of this growth occurring in the developing world.[1]

Yet there are still about 1.6 billion people today without access to electricity and about 2.4 billion who rely on basic fuels such as wood and dung for heating and cooking.[2]

Economic growth in the developed and developing world over the next quarter century will have a dramatic impact on global energy demand and trade patterns.

### A vast and growing need for energy

Every day, the world consumes about 230 million barrels of energy (expressed in terms of "oil equivalent" or MBDOE) with demand split about equally between developed and developing nations.

By 2030, we expect the world's energy needs to be almost 50% greater than in 2005, with growth most pronounced in the rapidly expanding developing countries (See Fig.1). Perhaps most significant, we anticipate energy demand in developing Asia/Pacific to grow at 3.2% annually, increasing to one-third of the world's total – an amount equivalent to the energy demand of North America and Europe combined.

### Continuing progress in energy efficiency

Continued rapid improvement in energy efficiency, mainly driven by the development and use of new technology in the transportation and power generation sectors, is expected to temper the growth in global energy demand.

**Fig. 1**

**Growing World Energy Demand**
Millions of Barrels per Day of Oil Equivalent (MBDOE)



World
400
350
300
250
200
150
100
50
0
205
230
334
2000
2005
2030
0.6%
68
57
North America
0.8%
47
37
Europe
1.3%
27
18
Russia / Caspian
0.9%
23
17
Asia/Pacific (OECD)
1.8%
19
11
Middle East
2.2%
18
9
Latin America
2.0%
19
11
Africa
3.2%
113
44
Asia/Pacific (Non OECD)
2000
2030
% = Average Annual Growth 2000 - 2030


**Note:** For the purposes of this report, the phrases "developing countries" and "non-OECD countries" are interchangeable. OECD countries are: Australia, Austria, Belgium, Canada, Czech Republic, Denmark, Finland, France, Germany, Greece, Hungary, Iceland, Ireland, Italy, Republic of Korea, Japan, Luxembourg, Mexico, the Netherlands, New Zealand, Norway, Poland, Portugal, Spain, Sweden, Switzerland, Turkey, the UK, and the United States.

## Energy intensity improves globally

We expect the rate of "energy intensity" (the energy used per $1,000 of GDP) to improve 1.8% annually in developing countries and 1.5% annually in developed countries from 2000 through 2030, compared with 1.2% and 1.4% per year respectively between 1980 and 2000.

The developing nations are particularly important given that the energy intensity of their economies is about 3-4 times greater than that of the developed countries. There was a steep drop in the energy intensity of the developing countries during the 1990s, reflecting the collapse of the former Soviet Union (FSU), but today a dramatic level of disparity remains (See Fig.2). There are significant opportunities for efficiency gains as these nations develop.

**Fig. 2**

**Energy Intensity - Declining trend accelerates most notably in developing (non-OECD) countries**

Barrels of oil equivalent per $K GDP



10
8
6
4
2
0
Average Growth / Yr.
1980-2000
-1.2%
Developing Nations
2000-2030
-1.8%
-1.4%
Developed Nations
-1.5%
1980
1990
2000
2010
2020
2030


## Fossil fuels remain the predominant energy sources

Over time, an increasingly diverse range of energy sources and technologies will be needed. But at least through 2030, fossil fuels will continue to satisfy the vast majority of global demand (See Fig. 3 on page 4). These are the only fuels with the scale and flexibility to meet the bulk of the world's vast energy needs over this period.

- Oil and gas combined will represent close to 60% of overall energy, a similar share to today.
- Oil use is expected to grow at 1.4% annually. Significant improvements in vehicle fuel economy will dampen demand growth.
- Gas is expected to grow at 1.8% annually, driven largely by strong growth in global electricity demand.
- Coal, like gas, is expected to grow at 1.8% annually, driven by expanding power generation. Despite higher $CO_2$ intensity, large indigenous supplies will give coal economic advantages in many nations, particularly in Asia.

## ExxonMobil's 2005 Energy Outlook: Highlights

- By 2030, global energy demand will increase approximately 50% from the 2005 level, driven by economic progress and population growth.
- About 80% of growing energy demand will occur in developing countries.
- Improvements in energy efficiency and intensity will accelerate, due to advancing technologies.
- Oil, gas and coal remain the predominant energy sources, maintaining about an 80% share of total energy demand through 2030.
- Global resources are sufficient to meet demand. Access to resources and timely investments are vital to developing adequate energy supplies.
- Natural gas will grow rapidly in importance, mainly due to its environmental benefits and efficiency in electricity generation.
- Biofuels, wind and solar will grow rapidly as sources of energy, contributing about 2% of total energy supply by 2030.
- Increased use of fossil fuels will increase global carbon dioxide ($CO_2$) emissions, with close to 85% of the increase in developing countries. (See section 2).
- Advances in technology are critical to successfully meeting future energy supply and demand challenges.

Fig. 3

**Energy Demand Grows: Fossil fuels remain predominant; renewables grow rapidly from small base**



Total World Energy
Millions of Barrels per Day of Oil Equivalent (MBDOE)
% = Average growth/Year 2000 - 2030
Other
Coal
Gas
Oil
1.6%
1.8%
1.8%
1.4%
Other Energy
MBDOE
Wind and Solar 11.1%
1.3%
Biomass, Municipal Solid Waste
1.9%
Hydro
Nuclear
1.4%
Wind and Solar
MBDOE
12.4%
Wind
Solar
9.6%


## Non-fossil energy supplies will expand:

- Nuclear will grow on average at 1.4% per year, with the largest growth in Asia, although we expect North America and Europe to add new plants late in the outlook period.
- Hydro power is expected to grow at just under 2% per year, with increases likely in China, India and other developing countries.
- The use of biomass, including traditional fuels (wood, dung) used in developing countries, and solid waste will grow about 1.3% per year.
- Wind and solar energy combined will likely average about 11% growth per year, supported by subsidies and related mandates. Even with this rapid projected growth, wind and solar will contribute only 1% of total energy by 2030, illustrating the vast scale of the global energy sector.
- Biofuels, including ethanol and biodiesel, will grow from less than one million barrels per day (MBD) in 2005 to about 3 MBD in 2030.

The prospects for wind, solar, biofuels, nuclear and other longer-term energy technologies are discussed further in Section 3.

## Oil: Increased transportation demand and improved engine technology

Growth in oil demand will be driven by increasing transportation needs, especially in developing countries. Widely available, most affordable and supported by a global infrastructure, oil is uniquely suited as a transport fuel. There is no large-scale alternative to oil as a transport fuel in the near term.

Critical to transportation demand will be the size and nature of the personal vehicle fleet. By 2030, we expect the size of the U.S. and European fleets to plateau, while the number of vehicles in Asia will nearly quadruple (See Fig. 4). Working to offset demand growth from the larger vehicle fleet will be continuing improvements in fuel and engine system technology and efficiency.

Over the next 25 years, we expect the average fuel economy of new vehicles worldwide to improve by over 25% as a result of both the evolution of technology as well as shifts in the kinds of vehicles that people drive. While the rate of increase (about 1% annually) may seem small, it is more than double the rate of global improvement that we have seen in the past 10 years.

Hybrid vehicle technology, which couples the internal combustion engine with an electric motor, will play an increasingly important role as costs come down and it becomes available on a broader range of vehicles. In cities, where this technology has its greatest advantages, hybrid vehicles could deliver fuel economy improvements in excess of 50%.[3]

We also anticipate significant efficiency improvements to the basic internal combustion engine. One promising

Fig. 4

**Anticipated Growth in Transportation 2000 - 2030**



Light Duty Vehicles
Million
% = Average Growth/Year 2000 - 2030
4.7%
1.2%
0.9%
North America (incl. Mexico)
Europe
Asia/Pacific

development which ExxonMobil is working on is known as Homogeneous Charge Compression Ignition, or HCCI. This technology combines aspects of gasoline and diesel engines. HCCI has the potential to improve vehicle fuel economy by 30% and be applicable to a broad range of vehicle types, including hybrids.

In addition to technology enhancements in vehicle power trains, we believe that technologies such as lighter-weight materials and improved lubricants will play an important role in delivering valuable efficiency improvements to the transportation sector.

**Natural Gas: Power generation, emissions benefits and LNG technology drive growth**

Natural gas demand continues to rise with growing electricity needs, aided by inherent advantages in efficiency and lower emissions. Growth will be most rapid in Asia/Pacific.

We anticipate that the efficiency of electricity production and distribution will continue to improve, through deployment of more advanced power generation technology and transmission infrastructure.

An important outcome of this growing gas demand is the increasing role of natural gas imports, particularly in the mature regions of North America and Europe where local production is expected to decline (See Fig. 5). To balance supply and demand, the distance between the major natural gas consuming nations and their sources of supply will grow. While pipelines will remain an efficient means to transport the majority of natural gas, the world will increasingly rely on liquefied natural gas (LNG), transported in large volumes across oceans via LNG tankers:

- In North America, LNG imports are expected to increase to about 25% of supply by 2030 (versus about 3% today), even with additional supplies via northern pipelines and tight gas developments.
- In Europe, natural gas imports are expected to increase from about 40% to about 85% of supply by 2030. In addition to LNG, pipeline imports will increase from Russia and the Caspian region.
- Natural gas demand in Asia/Pacific will triple over the next 25 years. Local production will meet a large part of this increased demand, but pipeline imports and increased volumes of LNG are expected in the future.

**LNG's dramatic growth**

By 2030, the LNG market will change dramatically, with a fivefold increase in volume to nearly 75 billion cubic feet per day (BCFD). That represents about 15% of the total gas market, up from about 5% in 2000. The center of global LNG supply will shift from Asia/Pacific to the Middle East and West Africa. Supplies from the Middle East are expected to be roughly double the supplies from either Africa or Asia/Pacific by 2030. Africa's supply contribution will grow, as LNG supplies there quadruple.

**Global oil resources are adequate to meet demand**

An important factor in predicting future supply trends is the scale of the worldwide oil resource base.

By today's estimates, the world was endowed with *recoverable* conventional oil resources of over three trillion barrels worldwide. Additional frontier resources (extra-heavy oil, oil sands, oil shale) bring this recoverable total to 4 – 5 trillion barrels. Of this amount, approximately 1 trillion barrels have been produced since oil was first discovered. (Fig. 6)

This global resource base will support production growth through the 2030 time horizon, with growing contributions from the Middle East, Africa and the Russia/Caspian region.

Fig. 5

Growing Reliance on Gas Imports


Billion cubic feet per day
100
80
60
40
20
0
2000
2030
LNG
Long Pipelines
Local Production
North America
Europe
Asia/Pacific

Fig. 6

Recoverable Oil Resources


Trillions of barrels
4
3
2
1
0
Already produced
Frontier
Conventional Oil
Extra Heavy Oil/ Oil Sands
Oil Shale

## Meeting Future Energy Needs: Technology, investment and supportive governments are critical

To meet the anticipated 190 MBDOE of oil and gas demand in 2030, the industry will need to find new supplies as well as extend and expand existing production sources.

Continued technology advances will be needed to increase supplies, while protecting the environment. Technology has continually expanded the industry's ability to find, develop, produce and transport energy supplies while reducing environmental impact. These advances evolve over time and are expected to continue to assist in meeting growing global energy demand.

**Fig. 7**

**The Move to Deeper Water: Exploration depths**
Depth in feet


2000
4000
6000
8000
10000
1975
1980
1985
1990
1995
2000
2005

Sophisticated reservoir imaging, facilitated by the growth in computing power, allows the identification of previously unknown oil and gas deposits. Deepwater exploration technology and extended-reach drilling allow the industry to pinpoint and access previously inaccessible resources (See Fig. 7). Continued success in challenging environments, from arctic locations to water depths approaching two miles deep, demonstrate the industry's capacity for technical innovation.

Technology not only expands the geological range of where we produce, but it also extends the types of supplies that contribute to meeting global demand. As we move toward 2030, we anticipate an increasing contribution from "frontier" hydrocarbon resources such as oil sands and extra-heavy oil. While the technology needed to produce these resources economically is available today, continued R&D will ensure that the required growth in production can be realized in an efficient, cost-effective and environmentally responsible manner.

Increasing supplies to meet demand will require substantial investment. The International Energy Agency estimates that the investment required to meet global energy demand for 2004-2030 will be $17 trillion, of which over $10 trillion is required for electricity and $6 trillion (over $200 billion annually) for oil and gas (See Fig. 8)[4]. Financing will be a critical challenge, with funding dependent on attractive, competitive investment conditions.

**Fig. 8**

**Total World Energy Investment Requirement: $17 Trillion**
World Energy Investment, 2004-2030

**Over $200 billion per year required in Oil and Gas**


Oil
18%
Gas
18%
Coal
2%
Electricity
62%

Source: IEA 2005

But more than investment dollars and technology advances will be needed. Governments have a vital role to play in providing access to acreage, opening markets, reducing barriers to trade and avoiding harmful policies, such as subsidies and regulations that can weaken or distort energy markets. Given the enormous investments involved, potential investors need to be confident of the sanctity of contracts, the recognition of intellectual property and support for the rule of law.

## ExxonMobil's Technology Advantage

ExxonMobil has long been the industry leader in research and technology, with a history of invention, including 3-D seismic, digital reservoir simulation and industry 'firsts' in such areas as deepwater drilling, refining technology, chemicals and synthetic lubricants.

Today we invest over $600 million per year in research and development, balancing our investment between technology extensions, which can be rapidly deployed to our existing operations, and breakthrough research in areas that can have a lasting impact on the company and the industry.

**Fig. 9**

**ExxonMobil R&D Investment 2000 - 2004**



Millions of Dollars
700
600
500
400
300
200
100
0
2000
2001
2002
2003
2004
ExxonMobil's R&D expenditure
Shell's R&D expenditure
BP's R&D expenditure
Based on public information.


Examples of our recent achievements in technologies that help unlock the potential in some of the world's hydrocarbon basins include:

- A promising new technology known as R3M (Remote Reservoir Resistivity Mapping) that uses electromagnetic energy to directly detect reservoirs of oil and gas before drilling, substantially reducing exploration risk
- Our proprietary tool EMpower™ is the industry's only next-generation reservoir simulator, allowing engineers to study reservoirs more comprehensively than ever before
- Proprietary well-bore technology used on Sakhalin Island in Russia's Far East enables us to reach oil reservoirs five miles offshore via extended-reach, horizontal drilling from an onshore location.

With LNG playing an increasingly critical role in meeting demand for natural gas, ExxonMobil engineers have recently developed technology that can double the capacity of liquefaction plants and increase by 80% the LNG carried by a single ship, dramatically reducing LNG costs.

At the same time we have developed unique high-strength steel to lower the cost of transporting natural gas by pipeline.

In the area of vehicle engine and fuel efficiency, ExxonMobil scientists are involved in projects including:

- Partnerships with Toyota and Caterpillar to research improvements to internal combustion fuel and engine systems that could result in a 30% improvement in fuel economy and reduced emissions
- A partnership with DaimlerChrysler to develop new lubricants to improve fuel economy, extend oil change intervals and lower emissions
- Development of new recyclable plastics to enable lighter-weight vehicles
- Groundbreaking research in hydrogen generation (see "hydrogen" - Section 3)

In an effort to apply the combined resources of industry and academia to the challenge of identifying technologies that meet growing energy demand while dramatically reducing greenhouse gas emissions, we launched the Global Climate and Energy Project (GCEP) at Stanford University in 2002. The GCEP research areas are covered in Section 2, and at gcep.stanford.edu.

**Managing the risks from increases in global greenhouse gas emissions is an important concern for ExxonMobil, industry and governments around the world.**

### Economic growth and emissions reduction

Section 1 described how increasing population and prosperity, especially in developing countries, will drive up global energy demand. This will result in substantial increases in greenhouse gas emissions, particularly from developing countries, which will account for about 85% of the growth in $CO_2$ emissions from 2000 through 2030 (See Fig.10).

Fig. 10

$CO_2$ Emissions Growth Driven by Developing Countries


Billion metric tons CO2
40
35
30
25
20
15
10
5
0
1980
1990
2000
2010
2020
2030
Average Growth / Yr.
2000-2030
1.7%
2.7%
Developing
Developed
0.5%
Growth
2000-2030
85%
15%

This poses a challenge. To deliver the benefits of continued economic progress, fossil fuels are expected to remain the predominant source of world energy supply over this period. At the same time, governments at all levels are responding to growing concern about climate change by taking policy actions to reduce greenhouse gas emissions. Policymakers face a difficult task: where these policies restrict fossil fuel use or add cost to their use, they can also retard economic development.

It is therefore vital that policymakers and society take into account the wider social and economic impacts of energy and climate policies.

ExxonMobil is involved in this process through direct participation in scientific, technical, economic and policy forums and by working through trade associations to engage in public policy discussions. We are also taking actions in our own operations.

### Climate Policy: Path forward is unclear

Until recently, the policy debate focused primarily on near-term emissions reductions in the framework of targets and timetables set by the Kyoto Protocol. The first compliance period under the Protocol is 2008-2012.

Among those nations ratifying the Protocol, the European Union (EU) has been most active in seeking to implement it. An emissions trading scheme (ETS) has been established, which will limit emissions of $CO_2$ from certain industrial activities, including power production and refining. Other nations, such as Japan and Canada, are still considering policies and regulations they may adopt.

Most nations are not on track today to meet their 2008-2012 Kyoto targets with domestic actions. The total shortfall could be several hundred million metric tons of $CO_2$ per year.

That shortfall may be eliminated if international emissions trading enables countries to purchase sufficient allowances from those countries with surpluses, particularly Russia and the Ukraine. These two countries have substantial excess emissions allowances due to the decline and restructuring of their economies since 1990. No further actual emission reduction steps are required to create the surplus, which is large enough to compensate for missed targets among other industrialized nations.

The international debate on what policy actions to take beyond 2012 is now under way, but the outcome is uncertain. The debate is complicated by the following concerns:

- The developing world has indicated it will not accept greenhouse gas emissions reduction targets, leaving the vast majority of the global growth in greenhouse gas emissions outside the reach of the Kyoto Protocol targets.
- Differing targets in developed countries can increase domestic energy costs and accelerate the shift of new investment abroad, including to developing countries, which already enjoy lower labor costs.

### The Business Impact: Regulatory uncertainty threatens investment

The current uncertainty poses challenges for global businesses. Major energy investments usually have long lives. Uncertainty about regulations, both for 2008-2012 and beyond 2012, creates a higher level of risk for companies. In Europe and Canada, for example, concerns are growing regarding companies' willingness to invest in energy-intensive activities, such as new chemical production and heavy oil production. The uncertainty about future regulations raises questions about the longer-term viability of such investments.

### Increasing recognition of technology's vital role

As nations have begun to consider other options for reducing GHG emissions, there is a growing interest in the role technology can play in emissions reduction. For example, the recently announced Asia Pacific Partnership for Clean

Development and Climate aims to promote the use of clean, efficient technology. The latest G8 statement and the EU-China Climate Partnership also highlight the importance of using and developing innovative technologies. The focus on technology development and deployment is supported by the recognition that:

- The more widespread application of existing energy-efficient technologies could significantly reduce the growth in greenhouse gas emissions from economic progress in both the industrialized and the developing world. (See Fig. 12)
- Development and deployment of new, energy-efficient technologies can enable lower energy consumption without damage to economic growth.
- New breakthrough technologies offer the possibility of substantial long-term reductions in greenhouse gas emissions at lower costs than current technology options.

Fig. 11

## The Need for Innovative Technology[5]

**Carbon Emissions**
Billions of Metric Tons of Carbon


50
45
40
35
30
25
20
15
10
5
0
1990 Technology
Based on aggressive assumptions on technology improvement
Required to stabilize $CO_2$ level in atmosphere of 550ppm
Assumed Advances In:
• Fossil Fuels
• Energy Intensity
• Nuclear
• Renewables
Gap Technologies:
• Carbon Capture & Storage
• Hydrogen/Advanced Transportation
• Solar
• Biotechnologies
The "Gap"
1990
2010
2030
2050
2070
2090

Source: J. Edmonds, PNNL

Worldwide carbon emissions are expected to grow rapidly over the next century even with significant technology advances. The middle curve (red line: from the Intergovernmental Panel on Climate Change 1992) shows projected growth in greenhouse gas emissions over the coming century. The IPCC projection assumes major ongoing improvements in the efficiency with which energy is supplied and used from oil, coal and gas, as well as enhanced penetration of nuclear and renewable energy. Without technological improvements, emissions would be much higher, as shown in the top curve (purple line) where energy is supplied and used with efficiency at 1990 levels. The lowest (blue) curve illustrates one emissions trend corresponding to stabilizing CO2 concentrations at 550 parts per million (ppm). Reducing emissions to the lowest trend line would require widespread introduction of innovative, currently non-commercial technologies to fill the remaining gap. In this study these 'gap' technologies include carbon capture and storage, hydrogen production and use, solar and biotechnologies, all of which require fundamental breakthroughs in research to overcome current barriers to cost, performance, safety and public acceptance before they could enter into widespread use.

Fig. 12

## Existing Technologies Offer Significant Potential

**Projected Chinese Emissions with Enhanced Technology[6]**
MMTCE


2000
1500
1000
500
0
U.S. Technology
Japan Technology
Additional Technology Investment
Baseline
1800
1240
740
630
820
1990
1995
2000
2005
2010
2015
2020
2025

Source: Bernstein, Tuladhar, Montgomery

Applying OECD country technology to developing economies could dramatically reduce carbon emissions. In China, for example, investments today have, on average, significantly poorer energy efficiency and higher greenhouse gas emissions than investments being made today in OECD countries. A recent study showed that adopting today's U.S. or Japanese-level technology in future investments in China could reduce China's anticipated 2025 carbon emissions by over 30 and over 50% respectively (see graph). Furthermore, if policies to increase R&D investment could increase the rate of improvement in energy efficiency to twice today's levels, then emissions could decrease to around 65% of anticipated 2025 emissions, and result in a continuous decrease in China's future emissions. In fact, the study concluded that "the potential for reducing emissions through changing technology in developing countries over the next 15 years is estimated to be of similar magnitude to the reductions in emissions that would be achieved if all Annex B countries were to achieve their Kyoto Protocol emission caps."

## ExxonMobil Recommendations: Key Objectives for Long-term Climate Policy

- Promote global participation
- Encourage more rapid use of existing efficient technologies (in both developed and developing countries)
- Stimulate research and development to create innovative, affordable, lower GHG technologies sooner
- Address climate risks in the context of developing country priorities: development, poverty eradication, access to energy
- Continue scientific research to assess risks, pace policy response

## Climate Science: What we know

ExxonMobil has undertaken climate science research for 25 years. Our work has produced more than 40 papers in peer-reviewed literature, and our scientists serve on the Intergovernmental Panel on Climate Change (IPCC) and numerous related scientific bodies. Contributed papers on climate science are listed on our web site.[7]

Based on this experience, we recognize that the accumulation of greenhouse gases in the Earth's atmosphere poses risks that may prove significant for society and ecosystems. We believe that these risks justify actions now, but the selection of actions must consider the uncertainties that remain. Notwithstanding these uncertainties, ExxonMobil is taking action to address these risks.

### Our world has changed

Since the 1800s concentrations of carbon dioxide ($CO_2$) in the atmosphere have increased by roughly 30% (from 280 to 380 parts per million today).[8] Concentrations of other greenhouse gases have also increased – including a doubling of methane levels. Human activities have contributed to these increased concentrations, mainly through the combustion of fossil fuels for energy use; land use changes (especially deforestation); and agricultural, animal husbandry and waste-disposal practices.

Surface temperature measurements have shown that the average global temperature has risen by about 0.6 °C since the mid-1800s. Other changes, consistent with the surface temperature rise, have also been observed. For example, scientists have documented a decrease in the volume of mountain glaciers and an increase in the length of growing seasons. These observations have fueled concern about the potential longer-term consequences of climate change.

### Climate is a complex science

The complexity of the climate system makes it difficult to understand past and future consequences of greenhouse gas increases. As a result, the extent to which recent temperature changes can be attributed to greenhouse gas increases remains uncertain.

Limits in climate knowledge – for example in describing the behavior of clouds, hydrology, sea ice and ocean circulation – are well known and continue to be researched.[9] Climate observations display significant natural variability that cannot be explained with existing models and knowledge. In the recent and ancient geological past, for example, climate has been both warmer and cooler than today for reasons that are not yet understood.[10]

Projections of climate change require estimates of future emissions from energy use and other sources over the 21st century. In our own Energy Outlook it is difficult to predict how technology will develop even over the next 25 years. Longer-term economic and climate forecasts face even more uncertainty about how new technologies and changes in human behavior may affect greenhouse gas emissions.

As a result, researchers must rely on scenarios based on various assumptions, which deliver results ranging from significant emissions growth (a threefold increase in emissions over the 21st century) to a drop in global emissions, even without policy interventions.[11]

When climate models are used to analyze the implications of these emissions scenarios, they project more severe consequences at the high end – including sea level rises, droughts and polar ice melting – and relatively benign climate changes at the low end.

### Uncertainty and risk

While assessments such as those of the IPCC have expressed growing confidence that recent warming can be attributed to increases in greenhouse gases, these conclusions rely on expert judgment rather than objective, reproducible statistical methods. Taken together, gaps in the scientific basis for theoretical climate models and the interplay of significant natural variability make it very difficult to determine objectively the extent to which recent climate change might be the result of human actions. These gaps also make it difficult to predict objectively the timing, extent and consequences of future climate change.

Consequently, the National Research Council[12] cautioned after the most recent IPCC report:[13] "Because of the large and still uncertain level of natural variability inherent in the climate record and the uncertainties in the time histories of the various forcing agents (and particularly aerosols), a causal linkage between the buildup of greenhouse gases in the atmosphere and the observed climate changes during the 20th century cannot be unequivocally established. The fact that the magnitude of the observed warming is large in comparison to natural variability as simulated in climate models is suggestive of such a linkage, but it does not constitute proof of one because the model simulations could be deficient in natural variability on the decadal to century time scale."

Even with many scientific uncertainties, the risk that greenhouse gas emissions may have serious impacts justifies taking action. ExxonMobil's actions to reduce greenhouse gas emissions are described in the next section.

### ExxonMobil Actions to Reduce GHG Emissions

Recognizing the risk of climate change, we are taking actions to improve efficiency and reduce greenhouse gas emissions in our operations.

We are also working with the scientific and business communities to undertake research to identify and develop economically competitive and affordable technologies to reduce long-term global greenhouse gas emissions while meeting the world's growing demand for energy.

Examples of our efforts include:

- **Reporting.** ExxonMobil is committed to consistent, comprehensive reporting of greenhouse gas emissions. We have publicly reported greenhouse gas emissions[14] as they relate to our operations since 1998. Starting in 2003, we report direct greenhouse gas emissions, based on our equity share of ownership, both from facilities we operate and those in which we share ownership. We believe that direct, equity-based accounting best reflects shareholder interests in this area.

  In 2004 our greenhouse gas emissions rose by 1% compared to 2003 due to throughput increases and more intense processing to meet clean fuels demand. Energy efficiency steps helped to offset the impact of more intense operations and prevented further increases in emissions per barrel (See Fig. 13).

- **Research.** We have conducted and supported scientific, economic and technological research on climate change for more than two decades. Overall, our research has been designed to improve scientific understanding, assess policy options, and achieve technological breakthroughs that reduce GHG emissions in both industrial and developing countries. Major projects have been supported at institutions including the Australian Bureau of Agricultural Resource Economics, Battelle Pacific Northwest Laboratory, Carnegie Mellon, Charles River Associates, The Hadley Centre for Climate Prediction, International Energy Agency Greenhouse Gas R&D Programme, Lamont Doherty Earth Observatory at Columbia University, Massachusetts Institute of Technology, Princeton, Stanford, University of Texas and Yale.

- **Advanced vehicle technology:** Because the majority of GHG emissions associated with the production and use of oil arises from consumer use of fuels (87%), with the remainder from our industry's operations (13%), we partner with automobile manufacturers to help develop advanced vehicles and fuels. The internal combustion engine is expected to power more than 95% of vehicles in 2030,[15] so technologies that improve fuel efficiency and the emissions performance of the internal combustion engine could substantially reduce environmental impacts for decades to come. Examples of ExxonMobil's

Fig. 13

**Greenhouse Gas Emissions (Normalized)**
Direct equity $CO_2$ equivalent emissions;
metric tons of emissions per 100 metric tons of throughput (excludes Cogeneration)



50
45
40
35
30
25
20
15
10
5
0
2002
2003
2004
Downstream
Upstream
Chemical


Note: Adding cogeneration of power and steam increases ExxonMobil's emissions but reduces those of others that would have produced the power. The overall impact is a reduction by as much as half in emissions for the same amount of energy produced.

work in this area include:

  - Working with Toyota and Caterpillar on separate programs to design high-efficiency, low-emission gasoline and diesel fuel/engine systems. This has already produced groundbreaking research in combustion science.
  - Developing a novel technique for hydrogen production, potentially compatible with both on-board vehicle and larger-scale applications.

- **Global energy management system (GEMS):** Improving energy efficiency in our operations helps us to reduce costs as well as reduce emissions. ExxonMobil's proprietary GEMS system focuses on opportunities to reduce energy consumed at our refineries and chemical complexes. Since its launch in 2000, the GEMS system has helped us identify opportunities for more than one billion dollars in pre-tax savings, and our energy-conservation efforts have saved enough energy to supply over one million European households each year. The greenhouse gas emission effect has been equivalent to taking more than one million cars off the road (See Fig. 14).

- **Cogeneration** is the simultaneous production of electricity and steam, typically using clean-burning natural gas. With the latest technology, cogeneration is up to twice as efficient as traditional methods of producing steam and power separately. ExxonMobil has interests in 85 cogeneration facilities at some 30 locations worldwide, representing a capacity of about 3,700MW, enough to power nearly 3 million U.S. homes. These facilities, which represent decades of investment, enable a reduction in carbon dioxide emissions by 9 million metric tons a year versus traditional methods

**Fig. 14**

**Avoided Greenhouse Gas Emissions from ExxonMobil actions since 1999**
Million metric tons per year



Cogeneration
Energy Efficiency
Identified Opportunities
• Flare Reduction
• Energy Efficiency
• Cogeneration
Total Avoided Emissions 2004
12
10
8
6
4
2
0
25
20
15
10
5
0
2000 2001 2002 2003 2004


Since 1999, our energy-saving initiatives have had a GHG effect in 2004 equivalent to taking over 1.5 million U.S. cars off the road. We have identified opportunities for avoiding GHG Emissions equivalent to taking another two million U.S. cars off the road.

of separate power and steam generations. Our cogeneration capacity has increased by 800MW in the last two years, representing an investment of $1 billion. In 2005 the cogeneration system at our refinery in Beaumont, Texas, was awarded a Certificate of Recognition from the U.S. Environmental Protection Agency. The EPA commended ExxonMobil for "exceptional leadership in energy use and management" and estimated that the system at Beaumont alone reduced $CO_2$ emissions by more than two million tons.

- **Reduction in flaring:** Flaring is the burning of natural gas that is produced along with oil during oil production. In parts of the world where gas has no market outlet, gas production beyond that needed for fuel and other operational needs is often flared. In Africa, the region where flaring is most significant, we are undertaking major projects to reduce flaring. When fully implemented, we expect these projects to reduce greenhouse gas emissions by about seven million metric tons per year, the equivalent of removing approximately one million cars from U.S. roads. We are also working to reduce flaring at our refineries and chemical plants. For example, flaring at our Baytown refinery in Texas has been reduced by more than 70% since 2002.

- **The Global Climate and Energy Project (GCEP):** ExxonMobil worked to establish and is providing $100 million to Stanford University's Global Climate and Energy Project – the largest-ever independent climate and energy research effort. GCEP is a major long-term research program designed to accelerate development of commercially viable energy technologies that can lower GHG emissions on a worldwide scale. Current GCEP research areas include hydrogen, solar energy, biomass, advanced combustion, $CO_2$ sequestration and advanced materials. A full list of ongoing projects is available on the GCEP web site (gcep.stanford.edu).

**GCEP Research Programs**
At the end of 2005, 27 GCEP research programs were under way at Stanford and other institutions, comprising:

**7 hydrogen**
**6 advanced combustion**
**5 solar energy**
**4 $CO_2$ storage**
**2 $CO_2$ capture and separation**
**2 biomass**
**1 advanced materials and catalysts**

Building capacity to address climate change risks – through research results and by training a new generation of scientists and engineers – is an important GCEP deliverable. GCEP research programs involve contributions from more than 30 faculty and from more than 80 students and postdoctorate fellows.

In 2005 GCEP announced new research grants totaling approximately $20 million to Stanford faculty and collaborating researchers at several U.S. and international institutions.[16] Other participating institutions include the Energy Research Centre of the Netherlands, the Delft University of Technology in the Netherlands, the Swiss Federal Institute of Technology in Zurich, the Carnegie Institution of Washington, D.C., University of Montana, University of New South Wales in Australia and the Research Institution of Innovative Technology for the Earth in Japan.

### Responding to Greenhouse Gas Regulations

We actively engage with government authorities seeking to implement regulations regarding greenhouse gas emissions accounting and trading.

We believe that reliable inventories of emissions are an essential component of emissions control procedures and trading. As a result, we played a leading role in developing reliable, consistent tools to estimate and report greenhouse gas emissions in the oil and gas industry, namely:

- API Compendium of Greenhouse Gas Emissions Estimation Methodologies for the Oil and Gas Industry, April 2001. (available at http://api-ec.api.org/policy/)[17]

- IPIECA Petroleum Industry GHG Reporting Guidelines, December 2003. (available at www.ipieca.org)[18]

These procedures now form the basis for our own internal measurement and reporting. Building on these guidelines, our Rotterdam refinery developed a monitoring and reporting protocol that was recognized by the Dutch government as a best practice and recommended for use throughout the European Union.

**Climate Policy: Assessing risks to investors**

ExxonMobil continually considers risks to operations and investments from a wide variety of perspectives. In the case of climate change, market and technological considerations are important as well as policy and regulatory developments. In our view, it is impossible today to assess the potential implications for shareholder value from initiatives to address climate change. No governments have established definitive regulations for the 2008-2012 Kyoto Protocol compliance period, and there is currently no consensus on plans for the post-2012 period.

There has been some recent effort to quantify the potential implications of climate-related policies for oil and gas industry shareholders.[19] However, in light of trends in climate negotiations, the regulatory assumptions made are speculative and unlikely. The analyses also fail to take into account adjustments to investments and other business decisions that companies may make in the context of evolving regulatory frameworks or, indeed, how OPEC and other producing nations may react to regulations affecting demand for oil.

Technological, political and regulatory risks have been inherent in the oil industry since its earliest beginnings. Shareholder value will depend, as it always has, on how companies manage operations and investments in a changing business environment. Those best able to manage investment risks and operate efficiently will achieve competitive advantage.

Against this background we believe that the same strengths that have generated industry-leading returns for ExxonMobil in the past position us well to succeed in an uncertain future:

- Our strong financial position enables us to evolve in new directions when attractive opportunities appear.
- We manage business operations and investments with disciplined efficiency based on strong management and management systems.
- We utilize industry-leading technical capacity both to develop proprietary technologies that provide a competitive advantage and to maintain a window on external research developments that might affect our business.

**Assessing the Impact on ExxonMobil of Europe's Emissions Trading Scheme (EU-ETS) for 2005-2007**

In Europe ExxonMobil operates approximately 40 facilities and shares ownership in another 40 facilities that are covered under the EU-ETS. In total, ExxonMobil's equity share of covered emissions amounts to approximately 20 million metric tons of $CO_2$ annually.

As a result of internal actions, we expect to meet our obligations for the period 2005-2007 without acquiring allowances through emissions trading.

The overall impact of the EU-ETS for 2005-2007 includes the cost of monitoring and reporting efforts, third-party verification and the increased cost of purchased electricity due to EU-ETS restrictions on power generation. These costs will be offset in some part by the revenue from sales of surplus emissions allowances. While the net impact of these factors is unknown, it is not expected to be material to the Corporation.

The impact of the EU-ETS for 2008-2012 is unknown, as the member governments have not yet determined what emissions will be covered or how emissions allowances will be allocated.

To comply with the EU-ETS, we have established management systems to:

- monitor, report and verify emissions
- control and manage disposition of greenhouse gas allowances
- participate in emissions trading
- plan future emission reduction steps

Required system changes have been fully implemented and are in place at all covered ExxonMobil facilities.

## **Section 3:** Technology Options for the Longer Term

**Meeting future energy needs will require a diverse range of energy technologies. Looking to the long term, concern about energy security and rising greenhouse gas emissions has brought a number of new or enhanced technologies to the forefront of public discussion.**

Among these, wind, solar and biofuels are growing rapidly, albeit from a small base. Other technologies, such as hydrogen, are considered to hold promise, but face substantial challenges in terms of cost and large-scale implementation.

Over and above the technical hurdles, the scale of the global energy business means that widespread global deployment of new technologies, however promising, will take decades before the cumulative effect of investments makes a substantive contribution to overall energy supply.

Energy companies are involved in a wide range of new technology options, whether through research, or the manufacture and marketing of products.

Our own approach is based on the belief that technological breakthroughs, and not simply expanded scale, are key to unlocking the potential of alternative energy technologies. We closely analyze the potential of emerging technologies. Based on these assessments, we determine our approach, and – if appropriate – a level of involvement consistent with our business needs and strengths. This may involve proprietary research, shared knowledge through participation in industry groups or the funding of external research in those areas where fundamental breakthroughs are needed for a technology to reach its potential.

In this section, we highlight some of the most prominent technology options, the challenges that need to be overcome and – where relevant – ExxonMobil's involvement.

### Carbon Capture and Storage

Fossil fuels are expected to dominate the world's energy supply portfolio for some decades to come. A technology option that could play a significant role in helping reduce $CO_2$ emissions from the use of fossil fuels is carbon capture and storage (CCS). CCS technology separates $CO_2$ from a gas stream, compresses it to reduce volume, and transports it by pipeline to a storage site (See Fig. 15).

This technology could have a major impact, as it is applicable to any large-emission source of $CO_2$. The IPCC estimates that these large facilities account for nearly 60% of global man-made $CO_2$ emissions.[20]

All of the important components of CCS systems are practiced commercially today at industrial scale by ExxonMobil. For example, ExxonMobil recovers $CO_2$ at LaBarge, Wyoming which is used for enhanced oil recovery. As part of that activity, a gas stream including $CO_2$ is removed and geologically sequestered. Commercial-scale CCS is practiced today only in a few niche applications and pilot demonstration studies. One of the best-known and longest-running CCS projects is in the Sleipner Field in the North Sea[21] – in which ExxonMobil shares ownership. Before CCS can be widely deployed on a global scale, it must overcome important challenges. In particular,

- $CO_2$ capture from power plants and most other large combustion facilities remains expensive.
- $CO_2$ storage presents technical and regulatory issues associated with ensuring safe operations and the integrity of the site over the long term.

Recognizing these challenges, ExxonMobil believes that CCS represents an important option to address global $CO_2$ emissions.

We have conducted research relevant to CCS for many years, and have supported external research and other activities to understand scientific, economic, technical and policy aspects of carbon capture and storage. In addition to the CCS studies as part of GCEP, ExxonMobil has supported the IEA's Greenhouse Gas R&D Programme and the Geological $CO_2$ Storage Research Program at the University of Texas. The research that we conduct and support is aimed at improving the performance, lowering the cost and assuring the integrity of CCS systems and their component technologies.

**Fig. 15**

**Carbon Capture and Storage**



Power Station with CO2 Capture
Unminable Coal Beds
Pipeline
Pipeline
Depleted Oil or Gas Reservoirs
Deep Saline Aquifer

## Hydrogen

Hydrogen is widely considered to hold promise as an energy carrier, particularly as it offers the potential for fuel-efficient, emissions-free vehicles and can be produced from multiple primary energy sources.

It is important to remember that hydrogen, while abundant, does not occur naturally in pure form and must first be produced from water or hydrocarbons. This requires the use of energy generated from primary sources: oil, gas, coal, nuclear or renewables. So any evaluation of hydrogen needs to recognize the costs and the greenhouse gas emissions associated not only with its consumption, but also its production and distribution.

For hydrogen to become a viable transportation fuel, a number of formidable challenges must be met, including its safe handling and the high cost of production and distribution. While hydrogen has been used safely for decades by highly trained technicians in industrial settings, its characteristics pose unique challenges for use in consumer markets such as self-service vehicle fueling.

The high cost of producing and distributing hydrogen results in a fuel cost that is higher than gasoline on a cents-per-mile-driven basis. Based on an analysis by the National Academy of Engineering (NAE), the cost of fueling a hydrogen fuel cell vehicle is 1.9 to about 15 times greater than that of fueling a gasoline hybrid, depending on how the hydrogen is produced.[22] (See Fig. 16). Significant R&D effort will be required to lower these costs to a competitive level.

A number of studies conducted by different sponsors in different regions have assessed the potential for reducing $CO_2$ emissions via the use of hydrogen. All have concluded that there is some reduction in full-cycle $CO_2$ emissions for hydrogen fuel cell vehicles compared with hybrid technology (approximately 11% to 35%).[23]

Interest in the use of renewable energy to make hydrogen is high, as this is the only option that would result in a "zero emissions" transportation fuel system on a total supply-chain basis. There are, however, a number of additional challenges associated with the manufacture of hydrogen from renewable energy. The NAE estimated that hydrogen is five times more expensive than gasoline when produced from wind and 15 times more expensive when produced from solar energy.[22]

With limited supplies of renewables in the coming decades, it is reasonable to ask whether the use of renewables to produce hydrogen for transportation would be the best use of those resources. A unit of wind or solar energy that is used to displace coal in power generation saves 2.5 times more carbon dioxide than using the same unit of wind or solar energy to replace gasoline with hydrogen.[24]

**Fig. 16**

**Cost of fueling a vehicle with hydrogen from different energy sources relative to fueling a gasoline hybrid engine**



Cost multiple to gasoline
20
15
10
5
0
Natural Gas
Electrolysis
Biomass
Wind
Solar


Source: National Academy of Engineering

ExxonMobil is currently pursuing groundbreaking research in hydrogen generation. Our unique skills in catalysis and process technologies have enabled us to identify a new approach to hydrogen production from hydrocarbon fuels that overcomes many of the challenges faced by alternative approaches.

If successfully developed, this technology would be scalable for applications ranging from on-board a vehicle to use at either retail stations or large centralized production facilities to produce hydrogen for fleets of fuel cell vehicles. We are also active members of the U.S. Department of Energy's FreedomCAR and Fuel Partnership.

## Biofuels

The use of biofuels in transportation is another way that $CO_2$ emissions could be reduced. Today ethanol and biodiesel, liquid fuels derived from organic matter, are receiving a lot of attention.

The current generation of biofuels, however, has scale limitations due to their cost and large land requirements. With continued research, a new generation of processes capable of using a more diverse set of biomass feedstocks may be able to overcome these challenges. A recent study by the International Energy Agency examined the economics of both current and potential future technologies (See Fig. 17).[25]

When considering the potential of biofuels, a number of factors must be analyzed, including land use impacts, fertilizer requirements and water use. The last is particularly important as studies indicate that by 2015 half the world's population will live in countries where availability of sufficient fresh water is a concern.[26]

Most current biofuels production processes convert only a small portion of the plant. In the future, however, processes involving cellulosic conversion hold the promise of being able

Fig. 17

**Cost of Production for Biofuels Options**
2004 $ per gallon gasoline equivalent



2002
Post - 2010
Ethanol Options
Biodiesel Options
$50/bbl
$40/bbl
$30/bbl
Crude Cost
Biofuels can be produced from a number of different feedstocks and processes. Ranges for current technology (green) and future technology (red) reflect variability in plant location, feedstock costs, operating and capital costs.
4
3
2
1
0
Sugar Cane
Corn
Cellulose
Synthetic
Waste Grease
Rapeseed
Soybean
Gasification


Source: IEA

to utilize a much larger portion of the feed biomass. This would result in full-cycle $CO_2$ savings of about 90% versus up to 50% with current processes.[27]

Important too, is the question of which biomass applications yield the greatest benefit. A recent study in Europe involving the energy and auto industries, as well as the Joint Research Commission of the European Union, concluded that greater energy and GHG savings can be achieved if biomass is used in heat and power generation rather than in transportation, especially if efficient cogeneration schemes can be used.[28]

### Wind and Solar

Currently, the most competitive renewable energy source is wind power (Fig. 18). While growing rapidly, its impact on the overall energy supply mix is limited. In some applications, wind-generated electricity can be cost-competitive with that generated from natural gas, but it generally relies on government subsidies to be economical.

A key challenge for wind power is that the areas best able to produce electricity at low cost from wind are also located far from where the electricity is needed. New technology will be required to allow either the capture of wind energy in areas with low average wind speeds or to enable transmission of electricity over long distances at lower cost and with lower losses than is currently possible.

Solar energy remains far more costly, except in limited applications. Existing solar photovoltaic technology is significantly more costly than conventional electricity generation. Breakthrough technology is needed to enable fundamentally new photovoltaic materials that will allow power generation at competitive costs.

A key issue in the ability of wind and solar technologies to contribute to electric power supply is intermittence. Stable electric grids require traditional generating facilities or costly backup systems to ensure uninterrupted supply to consumers on cloudy days, at night or at times the winds fail.

Without a breakthrough in energy storage technology, intermittency limits the ability of wind and solar energy to contribute to electricity supplies and increases the overall costs of integrated power supply systems.

Research into solar energy is a core research area of the ExxonMobil-sponsored Global Climate and Energy Project at Stanford University.

### Gasification

Gasification, a technology that was developed decades ago, may see increased use in the future.

Gasification can process any carbon containing feedstock – such as coal, biomass or heavy oil – and convert it into a "synthesis gas" that can be used to produce electricity, liquid fuels, hydrogen or chemicals. Gasification is also better suited to use with carbon capture and sequestration than other processes that can use the same feeds.

Fig. 18

**Cost of Electricity from Traditional and Emerging Sources**
Cents per kWh (2005 $)



Range 20-80
25
20
15
10
5
0
Gas
Coal
Nuclear
Coal-IGCC
Wind*
Solar*


* Site limited and excludes intermittency costs

While gasification has many attractive properties, it is still more costly relative to alternative ways of producing the same products. For example, electricity produced by the gasification of coal (without $CO_2$ capture) is about 13%[29] more costly than that from a conventional coal power plant. By comparison, if $CO_2$ capture were included, then a coal gasification plant could produce electricity at a cost 20% lower than a conventional coal-powered plant retrofitted for carbon capture and storage (CCS).[30] Clearly there are synergies between gasification and CCS technologies.

Further work is needed to both lower the costs and improve the reliability of gasification technology, and ExxonMobil researchers are evaluating the opportunities in this area. If successful, studies could result in a technology option that provides a level of both feed and product flexibility that no current process is able to offer.

**Advanced Nuclear**

Nuclear energy has the potential to become an increasingly important option for meeting a growing portion of our long-term energy needs, specifically in the power generation sector.

Key barriers to increased use of nuclear today are cost, perceived safety risks and the lack of an acceptable solution to the long-term management of radioactive waste.

Research is continuing into advanced nuclear systems that are passively safe and offer the potential of significantly lower cost than current reactors. Systems with these safety features will have a very low likelihood of reactor core damage and address the problems that occurred at Three Mile Island and Chernobyl.[31]

Designs include advanced third-generation versions of conventional reactors, as well as fundamentally new designs such as the "pebble bed modular reactor." If successful, these designs could reduce the capital cost of nuclear power plants by 15 to 20% and thereby add another economically competitive option to our long-term energy supply portfolio. Addressing the long-term waste storage issue is largely a matter that will require extensive dialogue between governments, communities and industry to resolve.

**Technology Choice and $CO_2$ Emissions**

If new technologies are to be applied to realize reductions in $CO_2$ emissions then it is important to understand the cost of various options in terms of dollars per tonne of $CO_2$ abated. Applying the lowest abatement cost options first will maximize impact while minimizing costs. European researchers in both the power and transportation industries have been working to quantify the abatement cost of technologies and their work is helpful in understanding the relative attractiveness of different options.[32]

The chart (Fig. 19) illustrates ranges of abatement costs for various power generation and transportation technologies. The lowest cost reductions in $CO_2$ are likely to be realized in the power generation sector. This is due in part to the fact that it is easier to deal with a few large point sources of $CO_2$ than millions of individual sources, such as vehicles. It is also important to note that continued R&D can have a significant impact on lowering the cost of $CO_2$ abatement as illustrated by the current and future biofuels ranges.

ExxonMobil is well positioned to participate in the implementation of the lowest cost options through our focus on natural gas resource development, our experience with carbon capture and storage and our support of breakthrough research.

**Fig. 19**

**The Cost of Reducing $CO_2$**

$CO_2$ abatement costs for different technology options
Dollars per tonne of $CO_2$ abated



400
300
200
100
0
Power Generation Options
Transportation Options
Conversion Coal to Nat. Gas
Carbon Capture/ Storage
Wind
Solar
Biofuels (current)
Biofuels (future)


Source: CONCAWE, European Climate Change Project

Although wind, solar, biofuels and nuclear all compete with fossil fuels as sources of primary energy, their contribution to the world's total energy demand is limited because they are more expensive than fossil fuels – and in the case of nuclear, by waste and disposal concerns. Technology advances and government policy will support rapid growth in alternative fuels, but they start from such a small base that their contribution to total energy supply will be modest well into the future. Their limited but growing contribution should be used in ways that make the greatest possible difference in $CO_2$ emissions.

While we recognize the risks of climate change, we also conclude that the world will continue to demand oil and gas for a majority of its primary energy supplies for many decades to come. This will be true even if governments continue to support alternative energy sources and limit greenhouse gas emissions. ExxonMobil is well positioned across a range of possible futures to conduct our operations competitively in a responsible and profitable manner.

**ExxonMobil's long-term perspective, disciplined approach to investment and focus on world-class operational performance explain why the company has continually delivered industry-leading returns, even through times of dramatic and unforeseen change.**

Fig. 20

**Sustained Competitive Advantage**
**5-year Rolling Average Return on Capital Employed****
Percent


20
15
10
5
0
ExxonMobil
Industry
Industry: Average of BP, CVX and RDS
2000
2001
2002
2003
2004

**Calculated on a consistent basis with ExxonMobil, based on public information.

In addition, our scale, geographic diversity and range of businesses provide a hedge that reduces sensitivity to changes in commodity prices, business cycles and local market conditions. Our financial and technology strength enables us to invest in any opportunity that meets our rigorous investment criteria.

These attributes, which we believe set us apart from our competitors, position us well to respond successfully to change, whether driven by markets, competitors or governments.

In response to rising environmental concerns, we anticipate more regulatory requirements than we face today. Uncertainty and risk is familiar territory in our industry, but we believe the way we manage our business puts us at an advantage over the competition in meeting new expectations.

### Investment discipline and long-term perspective

The $200 billion industry investment required annually to meet growing demand for oil and gas through 2030 reflects not just the scale of demand, but also the fact that significant new resources are increasingly found in more remote areas and difficult environments.

Investment decisions can have long-term consequences. So we adopt a highly selective and disciplined approach to investment, which considers:

- political and technical risks, along with potential regulatory changes
- business and societal trends
- the resilience of investment opportunities over a range of economic scenarios

Regular, formal reviews enable us to evaluate emerging issues and plan accordingly.
Our objective is to seek out projects that:

- are profitable and sustainable over the long term
- are not reliant on government subsidies
- are consistent with our own scale and capabilities
- yield a well-balanced and diversified business
- do not compromise our high safety and environmental standards

Fig. 21

**Business Model**
ExxonMobil Approach


Disciplined Investment
Operational Excellence
Industry Leading Returns
Superior Cash Flow
Growth in Shareholder Value

We believe that the world's energy needs will be met through consistent investment strategies that are not driven by periodic swings in commodity prices. Our capital investments over the period 1995 through 2004 averaged $14 billion a year, although our annual earnings ranged from $8 billion to $25 billion over that period.

### A focus on operational excellence

We apply the same rigor to our operations as we apply to our investments, via a wide range of proven management systems, including:

- **Standards of Business Conduct:** These 16 foundation policies and related procedures form the framework by which we operate around the globe – providing employees with principles for managing compliance with company standards.

- **Financial Controls:** Sound financial control is fundamental to our business model. Authority to approve business arrangements on behalf of our company is clearly assigned and delegated. Our System of Management Control (SMC) defines the principles, concepts and standards and our Control Integrity Management System (CIMS) provides common processes and tools for compliance with the SMC.

- **Project execution and appraisal:** Our disciplined approach continues from concept through start-up and ongoing operations. All projects are rigorously appraised after completion, and learnings are incorporated into future planning. These processes have earned ExxonMobil a reputation for excellence in project management and distinguish us from the competition. For example, in Africa and the Gulf of Mexico, ExxonMobil-operated projects have consistently started up on or ahead of schedule.

- **Operating Reliability:** Safely increasing plant reliability and availability while lowering total maintenance costs is the objective of our Reliability and Maintenance Management System. This program has been applied to all our refineries worldwide and has reduced the amount of time that units are down for maintenance by 40% and reduced maintenance costs by 30%.

- **Safety, Health and Environment:** At the core of our approach to safety, health, security and environment management is our Operations Integrity Management System (OIMS). This system fully meets the requirements of the International Standards Organization (ISO) 14001 benchmark and is used at every ExxonMobil facility. It is a disciplined management framework that enables us to track experiences, measure progress, plan future improvements and ensure management accountability. OIMS covers the collection and reporting of emissions data, including greenhouse gas emissions for all facilities.

**Fig. 22**

**OIMS' 11 Elements**


Operations
Driver
Evaluation
1. Management Leadership, Commitment and Accountability
2. Risk Assessment and Management
3. Facilities Design and Construction
4. Information and Documentation
5. Personnel and Training
6. Operations and Maintenance
7. Management of Change
8. Third-Party Services
9. Incident Investigation and Analysis
10. Community Awareness and Emergency Preparedness
11. Operations Integrity Assessment and Improvement

## 2004 OIMS assessment by Lloyd's

"It is the opinion of Lloyd's Register Quality Assurance that the environmental management components of ExxonMobil's Operations Integrity Management System are consistent with the intent and meet the requirements of the ISO 14001 Environmental Management Systems Standard."

"Deployment of the Operations Integrity Management System has contributed toward the overall improvement in the Corporation's environmental performance. At the locations visited, individuals at all levels demonstrated a high degree of personal commitment to OIMS implementation and environmental care. The integration of Environmental Business Plans into the annual planning cycle has strengthened the process for continual improvement of the Corporation's environmental performance."

- **Energy Efficiency:** As a major consumer of energy, energy efficiency is important to us. Our Global Energy Management System (GEMS), developed in the late 1990s, uses international best practices and benchmarking techniques to identify energy efficiency opportunities at all our facilities and promote continuous improvement. In 2004, we achieved record energy efficiency performance across our worldwide refining and chemicals businesses, improving by more than 3% over 2003. In fact, our rate of improvement in refining is significantly better than the historical industry average.

- **Environmental Business Planning:** Continuous improvement of environmental performance is the objective of our Environmental Business Planning (EBP) process, which integrates environmental improvement activities into annual operating plans at each of our facilities and businesses. This process includes assessment of potential regulatory changes affecting environmental aspects of our operations and systematic management of any consequent business impacts.

The management systems that underpin our business enable us to consistently deliver superior results in terms of financial, safety and environmental performance, while playing our part in meeting the world's growing energy needs.

## Summary

- Energy is vital to economic growth and progress.
- Global energy demand is expected to grow by 50% by 2030, driven mainly by rapidly growing economies in the developing world.
- Fossil fuels will remain predominant, with a growing role for natural gas.
- Greenhouse gas emissions will rise substantially, particularly as developing economies grow.
- ExxonMobil recognizes that the risk from climate change requires action, and we are taking action both to address our operational emissions and to promote more efficient use of our products.
- Policies to address climate change need to consider consequences not only for environmental risks but also for social and economic development, especially in developing countries.
- More widespread use now of existing efficient technologies in industrialized and developing countries offers significant potential to reduce greenhouse gas emissions growth.
- Over the next 25 years, technologies that enable expanded energy supplies, along with those that moderate energy demand via improved energy efficiency, will be critical to meeting the world's growing need for energy while managing greenhouse gas emissions.
- New energy sources, while they hold promise, require substantial technological advances to enable them to compete for a significant share of global energy supply – and the vast scale of the global energy business means that penetration of new technologies on a meaningful, global scale will take decades.
- Fundamental research is necessary to identify and develop viable technologies for the long term that allow energy demand to be met while dramatically reducing greenhouse gas emissions.
- Uncertainties about future climate-related policies will create issues for investors in global energy provision. However, we believe that ExxonMobil's well-proven, disciplined approach to investment and operational risks positions the company well to successfully manage this uncertainty, maintain our position as the technology leader in our industry and take advantage of attractive business opportunities that may emerge.

## References


1. World Bank, World Development Indicators, 2004

2. International Energy Agency (IEA), World Energy Outlook, 2004

3. EPA Fuel Economy Data: www.fueleconomy.gov

4. IEA, World Energy Outlook, 2005

5. Battelle Memorial Institute. 2001. A Global Energy Technology Strategy Project Addressing Climate Change: An Initial Report an International Public-Private Collaboration. Joint Global Change Research Institute, College Park, MD.

6. P. Bernstein, S. Tuladhar, and W. D. Montgomery, "Potential for Reducing Carbon Emissions from Non-Annex B Countries through Changes in Technology", forthcoming in Energy Economics

7. http://exxonmobil.com/corporate/Citizenship/Corp_citizenship_enviro_publications.asp

8. Carbon Dioxide Information Analysis Center: Trends Online: A Compendium of Data on Global Change. Oak Ridge National Laboratory, U. S. Department of Energy, Oak Ridge Tennessee. See http://cdiac.esd.ornl.gov/trends/trends.htm

9. Strategic Plan for the U.S. Climate Change Science Program, (U.S. Climate Change Science Program: Washington, DC, 2003)

10. Moberg, A., Sonechkin, D. M., Holmgren, K., Datsenko, N. M., and Karlen, W.: 2005, 'Highly variable Northern Hemisphere temperatures reconstructed from low- and high-resolution proxy data', Nature 433, 613-617; and Zachos, J., Pagani, M., Sloan, L., Thomas, E., and Billups, K.: 2001, 'Trends, rhythms, and aberrations in global climate 65 Ma to present', Science 292, 686-693.

11. Emission Scenarios, Intergovernmental Panel on Climate Change (Cambridge University Press, Cambridge, UK, 2000)

12. Climate Change 2001: The Scientific Basis, Intergovernmental Panel on Climate Change (Cambridge University Press, Cambridge, UK, 2001)

13. Climate Change Science: an Analysis of Some Key Questions, Committee on the Science of Climate Change, National Research Council, (National Academy Press: Washington, DC, 2001)

14. ExxonMobil Corporate Citizenship Report, 2001

15. EUCAR (European Council for Automotive R&D) predictions

16. http://gcep.stanford.edu/news/pressreleases.html

17. IPIECA Petroleum Industry GHG Reporting Guidelines, International Petroleum Industry Environmental Conservation Association, London UK, December 2003 (www.ipieca.org: see Climate Change Publications)

18. API Compendium of Greenhouse Gas Emissions Estimation Methodologies for the Oil and Gas Industry, American Petroleum Industry Institute, Washington DC, April 2001 (http://ghg.pi.org)

19. Duncan Austin and Amanda Sauer, Changing Oil; Emerging Environmental Risks and Shareholder Value in the Oil & Gas Industry, World Resources Institute, Washington, DC, 2002.

20. Carbon Dioxide Capture and Storage, Intergovernmental Panel on Climate Change (Cambridge University Press, Cambridge, UK, 2005)

21. Herzog, H., Eliasson, B., and Kaarstad, O.: 2000, 'Capturing Greenhouse Gases', Scientific American 72-79.

22. The Hydrogen Economy: Opportunities, Costs, Barriers and R&D Needs, The National Academies Press, 2004

23. General Motors/Argonne National Laboratory: Well-to-Wheel Study, June 2001; General Motors/LBST: Well-to-Wheel Study, September 2002; Concawe/EUCAR, EU Joint Research Centre, December 2003

24. Transport Fuels for the Future, CONCAWE presentation to the Inland Transport Committee Round Table, Geneva, February 2002

25. Biofuels for Transport – An International Perspective, International Energy Agency, 2004

26. Global Trends, 2015: A Dialogue about the Future with Non-government Experts, National Intelligence Council, 2000

27. The Energy Balance of Corn Ethanol: An Update, U.S. Department of Agriculture,Office of the Chief Economist, Office of Energy Policy and New Uses, Agricultural Economic Report No. 813

28. Well-to-Wheel Analysis of Future Automotive Fuels and Powertrains in the European Context, CONCAWE, EUCAR, EC Joint Research Commission, 2005

29. CO2 Emissions Control and Mitigation, Technical Business Analysis, SFA Pacific, Inc. 2001

30. Ibid

31. Technology Roadmap for for Generation IV Nuclear Energy Systems, U.S. Department of Energy, 2002

32. Well-to-Wheel Analysis of Future Automotive Fuels and Powertrains in the European Context, CONCAWE, EUCAR, EC Joint Research Commission, 2005. European Climate Change Program – Long Report, 2001

ExxonMobil

5959 Las Colinas Boulevard • Irving, Texas 75039-2298
Internet Web site: http://www.exxonmobil.com
February 2006

Printed entirely on recycled paper

SP-116

**Exxon Mobil Corporation**
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

**James Earl Parsons**
Counsel

ExxonMobil

February 24, 2006



**VIA NETWORK COURIER**
U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Withdrawal of shareholder proposal on climate science

Gentlemen and Ladies:

I refer to ExxonMobil's letters dated January 20 and February 3, 2006, requesting the staff's concurrence that the shareholder proposal referenced above can be excluded from the proxy material for the company's upcoming annual meeting under Rule 4a-8(i)(10) (the "Original Letters").

Enclosed as Exhibit 1 are copies of correspondence from the lead filer and co-filers confirming that the shareholder proposal has been withdrawn. Exhibit 1 includes specific letters of withdrawal from the lead filer, Christian Brothers Investment Services, and one of the co-filers, together with documentation from each of the other co-filers expressly authorizing the lead filer to withdraw the proposal on the co-filer's behalf. Accordingly, ExxonMobil also hereby withdraws its request for a no-action letter on this matter.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I enclose five additional copies of this letter and enclosures. A copy of this letter and enclosures is also being sent to the proponent and each co-proponent.

Please feel free to call me directly at 972-444-1478 if you have any questions or require additional information. In my absence, please call Lisa K. Bork at 972-444-1473.

Sincerely,

James E. Parsons

JEP:clh
Enclosures

Distribution List

Proponent:

Mr. John K. S. Wilson
Director - Socially Responsible Investing
Christian Brothers Investment Services, Inc.
90 Park Avenue, 29th Floor
New York, NY 10016-1301
ph: 212-490-0800
fax: 212-490-6092

Co-Proponents:

Ms. Meredith Benton
Research Associate
Walden Asset Management
One Beacon Street
Boston, MA 02108
fax: 617-227-3664

Ms. Nora M. Nash, OSF
Director, Corporate Social Responsibility
The Sisters of St. Francis of Philadelphia
609 South Convent Road
Aston, PA 19014-1207
fax: 610-558-5855

Brother Steven P. O'Neil
Shareholder Action Coordinator
The Marianists Province of the United States
144 Beach 111th Street
Rockaway Park, NY 11694

Ms. Andrea S. Panaritis
Executive Director
The Christopher Reynolds Foundation, Inc.
267 Fifth Avenue, Suite 1001
New York, NY 10016
fax: 212-532-1403

Ms. Margaret Weber
Corporate Responsibility Director
Congregation of St. Basil
15015 Piedmont
Detroit, MI 48223

Sister Katherine Marie Glosenger, RSM
Treasurer
Sisters of Mercy of the Americas
2039 North Geyer Road
St Louis, MO 63131-3399
fax: 314-966-2298

Sister Anne DeConcini, RSM
Coordinator of Socially Responsible Investing
Sisters of Mercy, Regional Community of Merion
515 Montgomery Avenue
Merion Station, PA 19066-1297
fax: 610-664-3429

Mr. John Gonzalez
SRI Coordinator
Congregation of the Passion - Holy Cross Province
205 West Monroe, 2W
Chicago, IL 60606-5062
fax: 773-631-8059

Ms. Anita Green
Vice President of Social Research
Pax World Management Corporation
18010 East 1450 Road
Stockton, MO 65785
fax: 417-276-3736

Sister Lillian Anne Healy, CCVI
Director of Corporate Social Responsibility
Congregation of the Sisters of Charity of the Incarnate Word
6510 Lawndale
Houston, TX 77223-0969
fax: 713-921-2949

Ms. Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
Sisters of Mercy of the Americas
205 Avenue C, Apt. 10E
New York, NY 10009
fax: 212-674-2542

Sister Linda Jansen, SSND
Provincial Treasurer
School Sisters of Notre Dame - St. Louis Province
320 East Ripa Avenue
St. Louis, MO 63125-2897
fax: 314-544-6754

Ms. Susan Jordan, SSND
Social Responsibility Agent for the Board of Directors
School Sisters of Notre Dame Cooperative Investment Fund
336 East Ripa Avenue
St. Louis, MO 63125-2800
fax: 314-638-5453

Ms. Mary Kay Liston, CSJ
Secretary
Sisters of St. Joseph of Carondelet
6400 Minnesota Avenue
St. Louis, MO 63111-2899
fax: 314-351-3111

Ms. W. Esther Ng
General Treasurer
Congregation of the Sisters of Charity
Of the Incarnate Word
4503 Broadway
San Antonio, TX 78209-6209
fax: 210-828-9741

Ms. Catherine Rowan
Corporate Social Responsibility Coordinator
Maryknoll Sisters
10 Pines Bridge Road
Maryknoll, NY 10545-0311

**EXHIBIT 1**

CBIS

*Christian Brothers Investment Services, Inc.*

February 23, 2006

Mr. Dave Henry
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Dear Mr. Henry:

Christian Brothers Investment Services hereby withdraws its shareholder resolution at ExxonMobil.

I will send you a copy of this letter by mail and electronically. I will also ask the co-filers to withdraw as well so you should be receiving correspondence from them shortly.

Please call me with any questions. I can be reached at 212 503 1947.

Sincerely,

Julie Tanner
Corporate Advocacy Coordinator

*New York*
90 Park Avenue
29th Floor
New York, NY
10016 - 1301
Tel: (800) 592-8890
Tel: (212) 490-0800
Fax: (212) 490-6092

*Chicago*
1200 Jorie Boulevard
Suite 210
Oak Brook, IL
60523 - 2262
Tel: (800) 321-7194
Tel: (630) 571-2182
Fax: (630) 571-2723

*San Francisco*
One Embarcadero Center
Suite 500
San Francisco, CA
94111 - 1111
Tel: (800) 754-8177
Tel: (415) 623-2080
Fax: (415) 623-2070

*www.cbisonline.com*

CONGREGATION
of the
SISTERS of CHARITY of the INCARNATE WORD
P.O. BOX 230969 • 6510 LAWNDALE • HOUSTON, TEXAS 77223-0969
(713) 928-6053 • (713) 921-2949 FAX

February 23, 2006

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

**VIA FACSIMILE 972-444-1505**
**UPS OVERNIGHT DELIVERY**

Dear Mr. Raymond,

The Congregation of the Sisters of Charity of the Incarnate Word, Houston wishes to withdraw the shareholder resolution on Climate Data submitted to Exxon Mobil Corporation for the 2006 annual meeting, and hereby, notify the corporation of this decision.

Sincerely,,

Sister Lillian Anne Healy, CCVI
Director of Corporation Responsibility

JC

Cc: John K. Wilson, Christina Brothers Investment Services, Inc.
Leslie Lowe, ICCR

**VIA FACSIMILE: 972-444-1505**

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning a climate science report, which I have co-filed for the 2006 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate John K. S. Wilson as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Meredith Benton TS

Meredith Benton

Exxon I
Inv...

SHAREHOLDER PROPOSAL

DEC 28 2005

NO. OF SHARES ____________
DISTRIBUTION: F... FLR: REG:
JE... ...GH: SMD

SHAREHOLDER RELATIONS

DEC 28 2005

NO. OF SHARES ____________
COMMENT: ____________
ACTION: ____________

**VIA FACSIMILE: 972-444-1505**

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning a climate science report, which I have co-filed for the 2006 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate John K. S. Wilson as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Sister Anne DeConcini

Sister Anne DeConcini

**VIA FACSIMILE: 972-444-1505**

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning a climate science report, which I have co-filed for the 2006 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate John K. S. Wilson as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Sister Katherine Marie Glosenger, RSM
Sister Katherine Marie Glosenger

SHAREHOLDER PROPOSAL
DEC 14 2005
NO. OF SHARES______
DISTRIBUTION: HHH: FLR: REG: JEP: DGH: SMD

**VIA FACSIMILE: 972-444-1505**

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning a climate science report, which I have co-filed for the 2006 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate John K. S. Wilson as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

John Gonzalez

**VIA FACSIMILE: 972-444-1505**

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning a climate science report, which I have co-filed on behalf of the Elizabeth A. Dubroff Trust for the 2006 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate John K. S. Wilson as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Anita Green

**VIA FACSIMILE: 972-444-1505**

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning a climate science report, which I have co-filed for the 2006 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate John K. S. Wilson as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Valerie Heinonen

Valerie Heinonen

**VIA FACSIMILE: 972-444-1505**

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning a climate science report, which I have co-filed for the 2006 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate John K. S. Wilson as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Sister Linda Jansen, SSND

Sister Linda Jansen

**VIA FACSIMILE: 972-444-1505**

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning a climate science report, which I have co-filed for the 2006 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate John K. S. Wilson as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Susan Jordan, SSND

Susan Jordan

**VIA FACSIMILE: 972-444-1505**

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning a climate science report, which I have co-filed for the 2006 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate John K. S. Wilson as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Mary Kay Liston

Mary Kay Liston

**VIA FACSIMILE: 972-444-1505**

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning a climate science report, which I have co-filed for the 2006 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate John K. S. Wilson as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Sr. Nora M. Nash, OSF

Ms. Nora M. Nash

**VIA FACSIMILE: 972-444-1505**

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning a climate science report, which I have co-filed for the 2006 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate John K. S. Wilson as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

W. Esther Ng

W. Esther Ng

**VIA FACSIMILE: 972-444-1505**

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning a climate science report, which I have co-filed for the 2006 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate John K. S. Wilson as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Bro. Steven P. O'Neil, Sm

Brother Steven P. O'Neil

SHAREHOLDER PROPOSAl

DEC 15 2005

NO. OF SHARES________
DISTRIBUTION: HHH: FLR: REG
JEP: DGH: SMD

**VIA FACSIMILE: 972-444-1505**

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning a climate science report, which I have co-filed for the 2006 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate John K. S. Wilson as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Andrea S. Panaritis

SHAREHOLDER PROPOSAL

DEC 28 2005

NO. OF SHARES__________
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

**VIA FACSIMILE: 972-444-1505**

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning a climate science report, which I have co-filed for the 2006 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate John K. S. Wilson as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Catherine Rowan

Catherine Rowan

**VIA FACSIMILE: 972-444-1505**

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning a climate science report, which I have co-filed for the 2006 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate John K. S. Wilson as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Margaret Weber

Margaret Weber